      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 1998


                                                      REGISTRATION NO. 333-38753
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 7

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                           KING PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

              TENNESSEE                                2834                                54-1684963
   (State or other jurisdiction of         (Primary Standard Industrial                 (I.R.S. Employer
   incorporation or organization)           Classification Code Number)              Identification Number)

           501 FIFTH STREET, BRISTOL, TENNESSEE 37620, (423) 989-8000 (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                                JOHN M. GREGORY
                           KING PHARMACEUTICALS, INC.
                                501 FIFTH STREET
                            BRISTOL, TENNESSEE 37620
                                 (423) 989-8001
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------
                                   COPIES TO:

        LINDA M. CROUCH, ESQ.                JOHN A. A. BELLAMY, ESQ.                STEPHEN T. GIOVE, ESQ.
      BAKER, DONELSON, BEARMAN              KING PHARMACEUTICALS, INC.                 SHEARMAN & STERLING
             & CALDWELL                          501 FIFTH STREET                     599 LEXINGTON AVENUE
    2000 FIRST TENNESSEE BUILDING            BRISTOL, TENNESSEE 37620               NEW YORK, NEW YORK 10022
         165 MADISON AVENUE                       (423) 989-8010                         (212) 848-4000
      MEMPHIS, TENNESSEE 38103
           (901) 577-2262

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY   , 1998

                                6,580,000 Shares


[logo]                        KING PHARMACEUTICALS, INC.

                                  Common Stock
                                 (no par value)

                               ------------------


  Of the 6,580,000 shares of Common Stock ("Common Stock") offered hereby (the "Offering"), 4,000,000 shares are being sold by King Pharmaceuticals, Inc. (the "Company") and 2,580,000 shares are being sold by the Selling Shareholders named herein under "Principal and Selling Shareholders" (the "Selling Shareholders").
 The Company will not receive any of the proceeds of shares sold by the Selling
  Shareholders. Prior to the Offering, there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be between $16.50 and $19.50 per share. For information relating to the factors to be considered in determining the initial public offering price to the public, see "Underwriting."


The Common Stock has been approved, subject to official notice of issuance, for quotation on the Nasdaq Stock Market's National Market under the symbol "KING."

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
    AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" ON PAGE 8 HEREIN. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                  UNDERWRITING                  PROCEEDS TO
                                                       PRICE TO   DISCOUNTS AND   PROCEEDS TO     SELLING
                                                        PUBLIC     COMMISSIONS    COMPANY(1)    SHAREHOLDERS
                                                       --------   -------------   -----------   ------------
Per Share............................................     $           $               $             $
Total(2).............................................  $          $               $             $

(1) Before deduction of expenses payable by the Company estimated at $2,325,000, which includes a fee of approximately $654,000. See "Underwriting."

(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 987,000 additional shares solely to cover over-allotments of shares. If the option
    is exercised in full, the total Price to Public will be $          ,
    Underwriting Discounts and Commissions will be $          , and Proceeds to
    Company will be $          . See "Underwriting."


     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares of Common
Stock will be ready for delivery on or about             , 1998, against payment
in immediately available funds.

CREDIT SUISSE FIRST BOSTON                                     HAMBRECHT & QUIST

                      Prospectus dated             , 1998

Photos on inside Front cover top center: bottles and boxes of pharmaceutical products.

AN EXPANDING PRODUCT LINE

In March 1997 the Company acquired from Glaxo Wellcome Inc. a full line of prescription formulations of ophthalmic ointments and suspensions, otic solutions and suspensions, and dermatologic creams and ointments marketed under the brand-name CORTISPORIN[R]. This topical antibiotic, anti-inflammatory prescription product line now includes a new product line extension Cortisporin-TC(TM) otic suspension.


Photo on inside Front cover mid-page right: two bottles of Thalitone(R) tablets.

In December 1996 the Company acquired the prescription brand-name product THALITONE[R] (chlorthalidone tablets, USP) from Horus Therapeutics, Inc. Thalitone[R] is a low-dose, hypertension-diuretic. The Company also acquired the patented formulation technology for the manufacture of this product from Boehringer Ingelheim Inc.

Photo on inside cover mid-page left: two bottles of Procanbid(R).

In February 1998 the Company acquired PROCANBID(R) (procainamide HCI extended-release tablets) Procanbid(R) is the only procainamide approved for a 12 hour interval dosing schedule for cardiac arrhythmia. It utilizes a unique and patented Poly-Matrix(TM) dual dosing release mechanism also owned by the Company.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Cortisporin(R), Procanbid(R), Neosporin(R), Polysporin(R), Septra(R), Anusol-HC(R), Fluogen(R), Chloromycetin(R), Vira-A(R), Coly-Mycin(R), Pitocin(R), Pediotic(R), Thalitone(R), Viroptic(R), Quibron(R), Proctocort(R), Adrenalin(R), Tussend(R), Nucofed(R), Monafed(R), Mantadil(R), Kemadrin(R), Poly-Motrix(R), Classics That Work(R), Royal Vel(R), and Show Winner(R), are registered, pending or licensed trademarks of the Company. Anexsia(R) is a registered trademark of Mallinckrodt Chemical, Inc.

Photo on gate-Fold page upper right: King Pharmaceuticals, Inc. building with King Pharmaceuticals (TM) logo on upper left corner of photo.

HIGH QUALITY, MULTI-DOSAGE FACILITIES

The Company's two manufacturing sites in Bristol, Tennessee, and in Rochester, Michigan, are approximately 500,000 square feet and 432,000 square feet, respectively. These facilities are utilized as manufacturing, laboratory, office and warehouse space. The Company manufacturers and packages a broad range of dosage forms including sterile solutions and injectables, lyophylized (freeze-dried) products, tablets and capsules, creams and ointments, liquids and suspensions, suppositories and powders. Key manufacturing, quality control, quality assurance, regulatory, product development and sales management personnel have extensive brand-name pharmaceutical industry experience. The Company's excess manufacturing capacity provides it with expansion capabilities.

Parkedale Pharmaceuticals (TM) logo on bottom left gate-Fold page and photo of Parkedale Pharmaceuticals, Inc. building.

Text across top of left of center gate-Fold page: The King Pharmaceuticals Family of Companies.

A GROWING, DEDICATED SALES FORCE

Photo at center of center gate-Fold page: map of continental United States with certain cities designed by circled stars.

The Company's current prescription, brand-name field sales force of 100 representatives in six districts is concentrated in the northeast, southeast, north-central and south-central regions of the United States. The Company markets its brand-name prescription pharmaceutical products through its wholly-owned subsidiary, Monarch Pharmaceuticals, Inc. Marketing and sales promotions principally target physicians through product detailing and sampling to encourage physicians to prescribe the Company's products. The Company intends to expand its sales force coverage in the United States as additional products are acquired.


Monarch Pharmaceuticals (R) logo on lower right corner of center gate-Fold page.

Photo on top of inside back cover page: one photo of laboratory with workers performing various tasks; two photos of equipment and one photo of a beaker.

AN EXPERIENCED PRODUCT DEVELOPMENT TEAM

The Company's laboratories and experienced product development scientists focus on product line extensions to existing branded products. The Company has filed a number of abbreviated new drug applications with the FDA, several of which have been approved.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including information under "Risk Factors." References in this Prospectus to the "Company" include its wholly-owned subsidiaries, Monarch Pharmaceuticals, Inc. ("Monarch Pharmaceuticals"), King Pharmaceuticals of Nevada, Inc. and Parkedale Pharmaceuticals, Inc. ("Parkedale Pharmaceuticals") unless the context requires otherwise. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Company is a vertically integrated pharmaceutical company that manufactures, markets and sells branded and generic prescription pharmaceutical products. The Company seeks to capitalize on niche opportunities in the pharmaceutical industry created by cost containment initiatives and consolidation among large global pharmaceutical companies. The Company's strategy is to acquire branded pharmaceutical products and increase their sales by focused promotion and marketing, as well as by developing product line extensions and through product life cycle management.

     Industry consolidation and cost containment pressures have increased the level of sales necessary for an individual product to justify active marketing and promotion from large pharmaceutical companies. This has led such pharmaceutical companies to focus their marketing efforts on drugs with high volume sales, newer or novel drugs which have the potential for high volume sales and products which fit within core therapeutic or marketing priorities. As a result, major pharmaceutical companies increasingly have sought to divest small or non-strategic product lines, which can be profitable for niche pharmaceutical companies like the Company to manufacture and market. Since December 1994 the Company has successfully acquired 30 branded products from pharmaceutical companies including Warner-Lambert Company ("Warner-Lambert") and Glaxo Wellcome Inc. ("Glaxo Wellcome").


     The Company markets a variety of branded prescription products, including a broad line of ophthalmic and other anti-infective products (including Cortisporin, Neosporin and Chloromycetin), cardiovascular products (Thalitone and Procanbid), proctology products (Anusol-HC and Proctocort), and respiratory products (including Quibron and Tussend). The Company also markets flu vaccine, hormonal products and other prescription pharmaceutical products. In addition, the Company manufactures and markets generic pharmaceutical products and companion animal health and drug products.


     The Company believes that its ability to identify and integrate promising branded pharmaceutical products and to leverage its marketing and manufacturing infrastructure uniquely positions the Company to continue to grow through acquisitions and internal growth. Specifically, the Company will pursue the following strategies:

        - Seek Attractively Priced Product Acquisition Opportunities. The Company generally seeks branded pharmaceutical products that (i) can benefit from focused marketing efforts in addition to product development, (ii) complement the Company's existing product lines, and
          (iii) have some patent protection or potential for market exclusivity or product differentiation.

        - Enhance Sales Through Focused Marketing Efforts. The Company currently has 100 sales representatives who market throughout the United States. This sales force is dedicated to aggressively promoting and marketing branded pharmaceutical products and is supported by telemarketers and customer service representatives who promote the Company's products in territories not currently covered by field representatives. The Company expects its sales and marketing staff to grow significantly as the Company continues to acquire additional branded pharmaceutical products.

        - Improve Margins Through Integrated Manufacturing. The Company believes that its broad integrated manufacturing capabilities enhance its ability to acquire a variety of pharmaceutical products and integrate such products at attractive operating margins, and to develop product line extensions. The Company operates two manufacturing plants and currently manufactures certain of its own branded and generic products and uses its excess manufacturing capacity to contract manufacture for other pharmaceutical companies. The Company produces a broad range of dosage forms, including sterile solutions, freeze-dried (lyophylized) products, injectables, tablets and capsules, liquids and suspensions, creams and ointments, suppositories and powders and is licensed by the Drug Enforcement Agency ("DEA") to procure and produce controlled substances. The Company's manufacturing capability is integrated with its support services including quality control, quality assurance, regulatory compliance, purchasing, production planning, packaging, distribution and inventory management. These integrated services enable the Company to maintain high quality standards for its products as well as provide reliable and timely service to its customers.

        - Expand Through New Product Development. The Company's product development efforts are currently focused on developing product line extensions, which allow the Company to leverage its brand names, enhance product differentiation, create market exclusivity and minimize sales lost to generic substitution. To date, the Company has introduced seven line extensions for its acquired products.

     In February 1998, the Company acquired from Warner-Lambert 15 branded pharmaceutical products, a manufacturing facility located in Rochester, Michigan (the "Parkedale Facility") and certain manufacturing contracts for third parties for $125.0 million (the "Sterile Products Acquisition"). The purchase price was financed through borrowings from a group of financial institutions (the "Credit Facility"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."
                               ------------------

     The Company was incorporated in the State of Tennessee in 1993. The Company's principal executive offices are located at 501 Fifth Street, Bristol, Tennessee 37620. Its telephone and facsimile numbers are (423) 989-8000 and
(423) 274-8677, respectively.

                                  THE OFFERING

Common Stock offered by:

The Company................   4,000,000 shares


The Selling Shareholders...   2,580,000 shares


                             ----------------------------------------



          Total............   6,580,000 shares
                             ----------------------------------------


                             ----------------------------------------


Common Stock to be
  outstanding after the
  Offering(1)..............  32,000,000 shares

Use of Proceeds............  Repayment of approximately $48.5 million of debt outstanding pursuant to the Credit Facility and for general corporate purposes including investments in facilities to accommodate new products acquired, development of branded product line extensions and generic products and expansion of sales force and acquisition of additional branded products. See "Use of Proceeds."

Nasdaq National Market
  Symbol...................  KING
---------------

(1) Does not include 3,500,000 shares of Common Stock available for future grants under the Company's 1997 Incentive and Nonqualified Stock Option Plan for Employees and its 1998 Non-Employee Director Stock Option Plan (the "Stock Option Plans"). Options for 270,150 shares of Common Stock are currently outstanding under the Stock Option Plans.

                     SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                       (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                              THREE MONTHS
                                                   FISCAL YEAR ENDED          PRO FORMA           ENDED          PRO FORMA
                                                     DECEMBER 31,            AS ADJUSTED        MARCH 31,       AS ADJUSTED
                                              ---------------------------   -------------   -----------------   -----------
                                               1995      1996      1997     1997(1)(2)(3)    1997      1998     1998(1)(3)
                                              -------   -------   -------   -------------   -------   -------   -----------
                                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales...................................  $25,441   $15,457   $47,351     $122,504      $ 8,786   $22,319     $33,163
Development revenues(4).....................       --     5,000       558          558           --     2,658       2,658
                                              -------   -------   -------     --------      -------   -------     -------
        Total revenue, net..................   25,441    20,457    47,909      123,062        8,786    24,977      35,821
                                              -------   -------   -------     --------      -------   -------     -------
Cost of sales...............................   12,130     8,782    13,034       60,513        2,063     7,364      11,847
Selling, general and administrative.........    8,605    12,106    19,123       27,145        4,394     6,832       7,906
Depreciation and amortization...............    1,777       982     2,395        9,804          423     1,091       2,137
                                              -------   -------   -------     --------      -------   -------     -------
        Total costs and expenses............   22,512    21,870    34,552       97,462        6,880    15,287      21,890
                                              -------   -------   -------     --------      -------   -------     -------
Gain on sale of product line, net(5)........   13,102        --        --           --           --        --          --
                                              -------   -------   -------     --------      -------   -------     -------
Operating income (loss).....................   16,031    (1,413)   13,357       25,600        1,906     9,690      13,931
Total other (expenses) income...............   (1,639)    1,066    (2,777)     (11,512)        (415)   (2,679)     (3,776)
Income tax benefit (expense)................   (5,058)      107    (3,968)      (5,371)        (570)   (2,650)     (3,908)
                                              -------   -------   -------     --------      -------   -------     -------
Net income (loss) before extraordinary
  item......................................    9,334      (240)    6,612        8,717          921     4,361       6,247
Extraordinary item(6).......................      528        --        --           --           --      (286)         --
                                              -------   -------   -------     --------      -------   -------     -------
Net income (loss)...........................  $ 9,862   $  (240)  $ 6,612     $  8,717      $   921   $ 4,075     $ 6,247
                                              =======   =======   =======     ========      =======   =======     =======
Diluted net income (loss) per share(7)......  $  0.70   $ (0.02)  $  0.25     $   0.29      $  0.04   $  0.15     $  0.20
                                              =======   =======   =======     ========      =======   =======     =======
Weighted average common shares
  outstanding(8)............................   14,167    15,440    26,270       30,270       20,984    28,000      32,000



                                                                                 MARCH 31, 1998
                                                              DECEMBER 31,   ----------------------
                                                                  1997        ACTUAL    AS ADJUSTED
                                                              ------------   --------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................    $     69     $      4    $ 16,163
Working capital.............................................        (424)       6,865      23,024
Total assets................................................     104,863      267,760     283,919
Long-term debt (excluding current portion)..................      48,289      187,206     138,730
Shareholders' equity........................................      29,334       33,412      98,047


---------------

 (1) The pro forma consolidated information gives effect to the recent acquisitions of the Company which include (i) the Proctocort product line on January 22, 1997, (ii) the Viroptic product line on May 15, 1997, (iii) the Cortisporin product line on March 21, 1997, (iv) the acquisition of Septra, Proloprim, Mantadil and Kemadrin, as well as the exclusive licenses, free of royalty obligations, to manufacture and market prescription formulations of Neosporin and Polysporin from Glaxo Wellcome on November 14, 1997 (the "Glaxo Acquisition") (collectively, the "Recent Acquisitions") and (v) the Sterile Products Acquisition on February 27, 1998, in each case as if the acquisitions had occurred on January 1, 1997. See "Pro Forma Consolidated Financial Statements."

 (2) The Sterile Products Acquisition includes Fluogen which had gross sales of $23.0 million and $22.3 million in 1995 and 1996, respectively, but which was not sold in 1997. Fluogen was subject to a voluntary recall due to shelf life potency concerns in 1996. Subsequent testing has established Fluogen's shelf life potency and the Company is currently marketing Fluogen. As a result of Fluogen's being discontinued, cost of goods sold in 1997 included approximately $7.1 million of unabsorbed overhead and approximately $4.0 million of obsolete inventory. If these costs were excluded from cost of sales in 1997, pro forma earnings per share would have been $0.49. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Strategy,"
     "Business -- Products and Product Development" and "Pro Forma Consolidated Financial Statements."


 (3) As adjusted to reflect estimated net proceeds of $64.6 million from the sale of 4.0 million shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application thereof as set forth herein. See "Use of Proceeds." The adjustments include a reduction in interest expense of $4.2 million and $696,000 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively, and related tax effects of $1.7 million and $278,000 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. These adjustments resulted in an increase in basic and diluted income per share by $0.05 for the year ended December 31, 1997 and no change for the three months ended March 31, 1998.

 (4) The Company acquired its first branded product, Anexsia, and a related generic product line (the "Anexsia Product Line") for $17.6 million in December 1994. During the 12 months following its acquisition, the Company significantly increased annual sales of the Anexsia Product Line through a combination of product development and marketing. In December 1995, the Company sold the Anexsia Product Line to Mallinckrodt Chemical, Inc. ("Mallinckrodt"), for $32.0 million in cash and recognized a $13.1 million net gain (these transactions are hereinafter referred to collectively as the "Anexsia Transaction"). In connection with the Anexsia Transaction, the Company agreed to develop four Abbreviated New Drug Applications ("ANDAs") to be filed with the Food and Drug Administration ("FDA") on Mallinckrodt's behalf for a maximum of $2.5 million each due upon FDA approval and validation of the process. In 1996 Mallinckrodt paid the Company for two of these ANDAs and as of March 31, 1998 Mallinckrodt had paid for a third. The final ANDA was approved by the FDA in April 1998 and payment will be received upon validation of the process. If the validation process is not completed by June 13, 1998, the payment to the Company will be reduced to $1.5 million.

 (5) In December 1994, the Company acquired the Anexsia Product Line. The Company sold the Anexsia Product Line to Mallinckrodt in December 1995 for $32.0 million and recorded a $13.1 million net gain.
 (6) Reflects gain from early extinguishment of debt in connection with the disposition of the Anexsia Product Line in 1995 and the loss on early extinguishment of debt in connection with the Credit Facility in February 1998, net of income taxes of $272,000 and $175,000, respectively.
 (7) Net income (loss) per share on a diluted basis is the same as basic earnings per share for all periods presented except in 1995 when basic earnings per share was $0.75 due to the assumed conversion of preferred stock outstanding at that time.
 (8) Reflects retroactively the effects of (i) a 15.0% stock dividend paid in 1996 and (ii) a 2.8 for 1 stock split.

                                  RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby.

SIGNIFICANT LEVERAGE AND DEBT SERVICE; ADDITIONAL CAPITAL REQUIREMENTS


     The Company is highly leveraged. At March 31, 1998, on a pro forma basis after giving effect to the application of the proceeds of the Offering, the Company would have had total outstanding indebtedness of $147.6 million and a total debt to total assets ratio of 0.52 to 1.0. Interest expense for the three months ended March 31, 1998 and the year ended December 31, 1997 was $2.7 million and $2.7 million, respectively. At March 31, 1998 interest rates for the various components for the Credit Facility ranged from approximately 8.4% to 8.9%. See "Selected Consolidated Financial Data." In addition, subject to restrictions contained in instruments governing its indebtedness, the Company may incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for general corporate purposes.


     The level of the Company's indebtedness could have important consequences to the business activities of the Company, including the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for other acquisitions, working capital or capital expenditures may be limited; (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in its industry or economic conditions generally and (iv) the Company's leverage may be a competitive disadvantage.

     The Company's ability to service its debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business, and other factors, certain of which are beyond its control, as well as the availability of borrowings under the Credit Facility or any other credit arrangement. The Company will require substantial amounts of cash to fund scheduled payments of principal and interest on its outstanding indebtedness, as well as future capital expenditures and any increased working capital requirements. If the Company is unable to meet its cash requirements out of cash flow from operations and its available borrowings, there can be no assurance that it will be able to obtain alternative financing or that it will be permitted to do so under the terms of the Credit Facility or its other indebtedness. The Company intends to use approximately $48.5 million of the net proceeds of the Offering to repay a portion of the outstanding debt under the Credit Facility. See "Use of Proceeds." Depending upon, among other things, the product acquisition opportunities available, the Company may need to raise additional funds. The Company may seek such additional funds through public offerings or private placements of debt or equity securities, bank loans or additional capital contributions from new or existing shareholders. Issuance of additional equity securities by the Company could result in substantial dilution to shareholders. In the absence of such financing, the Company's ability to make future acquisitions in accordance with its business strategy, to absorb adverse operating results, to fund capital expenditures or to respond to changing business and economic conditions may be adversely affected, all of which may have a material adverse effect on the Company's business, financial condition or results of operations. See "-- Dependence on Acquisition of Products" and "Business -- Strategy." If the Company does not generate sufficient increases in cash flow from operations to repay its indebtedness at maturity, it could attempt to refinance such indebtedness; however, no assurance can be given that such refinancing would be available on terms acceptable to the Company, if at all.

DEPENDENCE ON ACQUISITION OF PRODUCTS

     The Company has increased its sales and net income through a series of strategic acquisitions of branded products and related internal growth initiatives intended to develop marketing opportunities with respect to the acquired product lines. The Company's strategy for growth is primarily dependent upon its continued ability to acquire branded products that can be promoted through existing marketing and distribution channels and, when appropriate, the enhancement of such marketing and distribution channels. Because the Company is not engaged in proprietary research activities leading to the introduction of new products, it must rely upon the availability for purchase of product lines of other manufacturers. Other companies, including those with substantially greater financial, marketing and sales resources, are competing with the Company for the right to acquire such products. There can be no assurance that the Company will be able to acquire rights to additional products on acceptable terms, if at all, or be able to obtain future financing for such acquisitions on acceptable terms, if at all. The inability to effect acquisitions of additional branded products would have a material adverse effect on the Company's future business, financial condition and results of operations. Furthermore, there can be no assurance that the Company, once it has obtained rights to a pharmaceutical product and committed to payment terms, will be able to generate sales sufficient to create a profit or otherwise avoid a loss. Any inability to generate such sufficient sales or any subsequent reduction of sales may require a write-off of the intangible value allocated to acquired products resulting in a charge to earnings. In addition, the Company's marketing strategy, distribution channels and levels of competition with respect to acquired products may be different than those of the Company's current products and there can be no assurance that the Company will be able to compete favorably in those product categories. See
"Business -- Strategy."

DEPENDENCE ON CORTISPORIN SALES AND OTHER KEY PRODUCTS


     The Company acquired the Cortisporin product line from Glaxo Wellcome in March 1997 and derives a substantial portion of its revenue from sales of the Cortisporin product line. The Cortisporin product line accounted for approximately 14.2% and 20.3% of net sales during the three months ended March 31, 1998 and the year ended December 31, 1997, respectively, on a pro forma basis after giving effect to the Recent Acquisitions and the Sterile Products Acquisition in each case as if the acquisition had occurred on January 1, 1997. Three products acquired in the Sterile Products Acquisition, Procanbid, Anusol-HC and Coly-Mycin-M Parenteral, accounted for approximately 34.3% and 31.7% of net sales during the three months ended March 31, 1998 and the year ended December 31, 1997, respectively, on a pro forma basis after giving effect to the Recent Acquisitions and the Sterile Products Acquisition in each case as if the acquisition had occurred on January 1, 1997. The Company believes that sales of the Cortisporin product line, Procanbid, Anusol-HC and Coly-Mycin-M Parenteral will continue to constitute a significant portion of net sales for the foreseeable future. Accordingly, any factor adversely affecting sales of such products could also have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Competition; Uncertainty of Technological Change" "-- Reliance on Third Party Manufacturers" and "Business -- Products and Product Development."


GENERIC SUBSTITUTION

     The Company's branded pharmaceutical products are subject to competition from generic equivalents and alternate therapies. There is no proprietary protection for most of the branded pharmaceutical products sold by the Company and generic and other substitutes for most of its branded pharmaceutical products are sold by other pharmaceutical companies. In addition, governmental and other pressure toward the dispensing of generic equivalents will likely result in generic substitution and competition generally for the Company's branded pharmaceutical products. Increased competition in the sale of generic pharmaceutical products may cause a decrease in revenue from the Company's branded products. Any reduction of revenues may require a write-off of the intangible value allocated to acquired products resulting in a charge to earnings. While the Company will seek to mitigate the effect of this substitution through, among other things, creation of strong brand name recognition and product line extensions for its branded pharmaceutical products, there can be no assurance that the Company will be successful in these efforts. See "-- Competition; Uncertainty of Technological Change," "Business -- Products and Product Development" and "Business -- Competition."

MANAGING GROWTH OF BUSINESS; INTEGRATION OF ACQUISITIONS

     Due to the Company's business strategy to acquire branded pharmaceutical products, the Company anticipates that the integration of newly-acquired products, as well as other assets, will require significant management attention and expansion of its sales force. The Company's ability to manage its acquisitions will require it to continue to implement and improve its operational, financial and management information systems and to motivate and effectively manage an increasing number of employees. The Sterile Products

Acquisition significantly expanded the Company's product offerings and operations. The Company's future success will depend in part on its ability to retain or hire qualified employees to operate its facilities and to operate such facilities efficiently in accordance with applicable regulatory standards. If the Company's management is unable to manage such changes effectively and integrate its future acquisitions successfully, such changes and acquisitions could materially adversely affect the Company's business, financial condition and results of operations. See "-- Attraction and Retention of Key Personnel" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

     The Credit Facility restricts, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales and enter into certain transactions with affiliates. In addition, the Credit Facility contains other financial and operating covenants.


     The Credit Facility limits the type and amount of additional indebtedness which the Company may incur. During the term of the Credit Facility, the Company may incur, in the ordinary course of business, certain purchase money Indebtedness (as defined in the Credit Facility) or Capital Lease Obligations (as defined in the Credit Facility). These obligations are limited to $3,000,000 in the aggregate at any one time. At March 31, 1998, the Company had incurred $339,017 in purchase money Indebtedness and Capital Lease Obligations. The Company may incur other Indebtedness (as defined in the Credit Facility) in a principal amount not exceeding $1,000,000, but such indebtedness must be unsecured. From the beginning of the term of the Credit Facility to March 31, 1998, the Company had accumulated no unsecured indebtedness. During the term of the Credit Facility, the Company may issue, in the aggregate, only $1,000,000 in dividends and distributions (excepting, however, the granting of options and distribution of capital stock upon the exercise thereof, pursuant to the 1997 Incentive and Nonqualified Stock Option Plan for Employees of King Pharmaceuticals, Inc. and the 1998 Non-Employee Director Stock Option Plan). See "Dividend Policy." The Credit Facility also requires that for the three months ended March 31, 1998, the Consolidated Interest Expense Coverage Ratio (as defined in the Credit Facility) shall not be less than 2.00 to 1.00. At March 31, 1998, the Consolidated Interest Expense Coverage Ratio was 3.89 to 1.00.



     The Credit Facility further requires that, at any time between April 1, 1998 and June 30, 1998, the Leverage Ratio (as defined in the Credit Facility) shall not exceed 6.00 to 1.00. Although the Credit Facility did not require any particular Leverage Ratio to be maintained during the quarter ended March 31, 1998, the Leverage Ratio at March 31, 1998 would have been 4.38 to 1.00.



     The Credit Facility also requires that on the last day of any fiscal quarter, after the fiscal quarter ending March 31, 1998, the Consolidated Net Worth (as defined in the Credit Facility) of the Company shall not be less than the sum of (1) $25,000,000 plus (2) 75.0% of the cumulative Consolidated Net Income (as defined in the Credit Facility) for each fiscal quarter ending after March 31, 1998. For any four-fiscal-quarter period, beginning with the period ending on June 30, 1998 (or such lesser number of quarters as have elapsed since December 31, 1997), the Consolidated Fixed Charge Coverage Ratio (as defined in the Credit Facility) shall not be less than 1.10 to 1.00.


     The Company's ability to meet such financial ratios and tests may be affected by events beyond its control. There can be no assurance that the Company will meet such tests. A breach of any of these covenants could result in a default under the Credit Facility. Upon the occurrence of any event of default under the Credit Facility, the lenders could elect to declare all principal amounts, together with accrued interest, to be immediately due and payable. There can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

QUARTERLY FLUCTUATION OF RESULTS; UNCERTAINTY OF PROFITABILITY

     The Company's results of operations may vary from quarter to quarter due to a variety of factors including acquisitions and sales of branded pharmaceutical products, expenditures incurred to acquire and promote additional pharmaceutical products, changing customer base, the availability and cost of raw materials, interruptions in supply by third-party manufacturers, the introduction of new products by the Company or its competitors, the mix of products sold by the Company, seasonality of certain product sales, changes in sales and marketing expenditures, competitive pricing pressures and general economic and industry conditions which affect customer demand. These factors could also affect annual results of operations. Although the Company had operating income of approximately $13.4 million for the year ended December 31, 1997, the Company experienced an operating loss in the year ended December 31, 1996. There can be no assurance that the Company will be successful in maintaining or improving its profitability or avoiding losses in any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON THIRD-PARTY MANUFACTURERS


     Currently 13 of the Company's product lines, including Cortisporin and five of the branded pharmaceutical products acquired in the Glaxo Wellcome Acquisition and four of the products acquired in the Sterile Products Acquisition, are presently manufactured by third parties until such products can be moved to the Company's manufacturing facilities. Until such time, there can be no assurance that the Company's dependence upon third parties for the manufacture of its products will not adversely affect the Company's profit margins or its ability to develop and deliver its products on a timely and competitive basis. These products accounted for 30.1% and 30.7% of net sales during the three months ended March 31, 1998 and the year ended December 31, 1997, respectively, on a pro forma basis after giving effect to the Recent Acquisitions and the Sterile Products Acquisition in each case as if the acquisition had occurred on January 1, 1997. If for any reason the Company is unable to obtain or retain third-party manufacturers on commercially acceptable terms, it may not be able to distribute its products as planned. If the Company should encounter delays or difficulties with contract manufacturers in producing or packaging its products, the distribution, marketing and subsequent sales of such products would be adversely affected and the Company may have to seek alternative sources of supply or abandon or sell a product line on unsatisfactory terms. No assurance can be made that the Company will be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. No assurance can be made that the manufacturers utilized by the Company will be able to provide the Company with sufficient quantities of its products or that the products supplied to the Company will meet the Company's specifications. See "-- Dependence on Cortisporin Sales and Other Key Products" and "Business -- Manufacturing."


UNCERTAINTIES RELATED TO THIRD-PARTY REIMBURSEMENT; PRICING PRESSURES

     The Company's commercial success in producing, marketing and selling generic products will depend, in part, on the availability of adequate reimbursement from third-party health care payers, such as government and private health insurers and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and services. There can be no assurance that reimbursement will be available to enable the Company to achieve market acceptance of its products or to maintain price levels sufficient to realize an appropriate return on the Company's investment in product acquisition and development. If adequate reimbursement levels are not provided, the Company's business, financial condition and results of operations could be materially adversely effected. The market for the Company's products may be limited by actions of third-party payers. For example, many managed health care organizations are now controlling the pharmaceutical products that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. There can be no assurance that the Company's products will be included on the formulary lists of managed care organizations or that downward pricing pressures in the industry generally will not negatively impact the Company's operations. Further, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed. While the Company cannot predict whether any such proposals will be adopted or the effect such proposals may have on its business, the pending nature of such proposals, as well as the adoption of any proposal, may exacerbate industry-wide pricing pressures and could have a material adverse effect on the Company. See
"Business -- Government Regulation."

CUSTOMER CONCENTRATION; CONSOLIDATION OF DISTRIBUTION NETWORK


     The Company is currently dependent upon a small number of customers. For the year ended December 31, 1997, approximately 44.3% of the Company's sales were to the following four customers: McKesson Corporation (16.7%), Cardinal/Whitmire (14.0%), Bergen Brunswig Corporation (13.6%) Amerisource (10.6%). These customers are primarily wholesale drug distributors through which the Company distributes its products. For the year ended December 31, 1996, approximately 69.7% of the Company's sales were to the following three customers: SmithKline Beecham Corporation ("SmithKline Beecham") (18.1%), Mallinckrodt (36.7%) and Novartis Animal Health US, Inc. ("Novartis") (14.9%). Approximately 20% of the receivables of the Company at December 31, 1997 were due from McKesson Corporation. Two other customers, Bergen Brunswig Corporation and SmithKline Beecham, collectively accounted for another 22% of such receivables. The loss of any one of these customers could result in a material adverse effect on the Company's business, financial condition or results of operations. Additionally, the distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market. In addition, the number of independent drug stores and small chains has decreased as retail consolidation has occurred. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses thereby stimulating product returns to the Company. Further consolidation or financial difficulties could also cause customers to reduce their inventory levels, or otherwise reduce purchases of the Company's products which could result in a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Product Liability; Product Recall; Product Returns" and "Business -- Sales and Marketing."


GOVERNMENT REGULATION; CONSENT DECREE


     Virtually all aspects of the Company's activities are regulated by federal and state statutes and government agencies. The manufacturing, processing, formulation, packaging, labeling, distribution and advertising of the Company's products, and disposal of waste products arising from such activities, are subject to regulation by one or more federal agencies, including the FDA, the DEA, the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Occupational Safety and Health Administration ("OSHA") and the U.S. Environmental Protection Agency ("EPA") as well as by foreign governments. These activities are also regulated by various agencies of the states and localities in which the Company's products are sold. The Company believes that its facilities are in substantial compliance with all provisions of federal and state laws concerning the environment and does not believe that future compliance with such provisions will have a material adverse effect on its financial condition or results of operations.


     All pharmaceutical manufacturers, including the Company, are subject to regulation by the FDA under the authority of the Federal Food, Drug, and Cosmetic Act ("FDC Act"). All "new drugs" must be the subject of an FDA approved new drug application ("NDA") before they may be marketed in the United States. Certain prescription drugs are not currently required to be the subject of an approved NDA but, rather, may be marketed pursuant to an FDA regulatory enforcement policy permitting continued marketing of those drugs until the FDA determines whether they are safe and effective. The FDA has the authority to withdraw existing NDA approvals and to review the regulatory status of products marketed under the enforcement policy. The FDA may require an approved NDA for any drug product marketed under the enforcement policy if new information reveals questions about the drug's safety or effectiveness. All drugs must be manufactured in conformity with current good manufacturing practices ("cGMP"), and drug products subject to an approved NDA must be manufactured, processed, packaged, held, and labeled in accordance with information contained in the NDA. The Company and its third-party manufacturers are subject to periodic inspection by the FDA to assure such compliance. Pharmaceutical products must be distributed, sampled and promoted in accordance with FDA requirements. The FDA also regulates the advertising of prescription drugs.


     Companion animal drug products manufactured and sold by the Company also must be the subject of an FDA approved new animal drug application ("NADA") or abbreviated new animal drug application ("ANADA") before they may be marketed in the United States. Certain companion animal drug products currently are not required to be the subject of an approved NADA and may be marketed pursuant to an FDA regulatory enforcement policy permitting continued marketing of those animal drugs until the FDA determines whether they are safe and effective.


     Under the FDC Act, the federal government has extensive enforcement powers over the activities of pharmaceutical manufacturers to ensure compliance with FDA regulations. Those powers include, but are not limited to, the authority to initiate court action to seize unapproved or non-complying products, to enjoin non-complying activities, to halt manufacturing operations that are not in compliance with cGMP and to seek civil monetary and criminal penalties. The initiation of any of these enforcement activities, including the restriction or prohibition on sales of products marketed by the Company, could materially adversely affect the Company's business, financial condition and results of operations.

     While the Company believes that all of its current pharmaceuticals are lawfully marketed in the United States under current FDA enforcement policies or have received the requisite agency approvals for manufacture and sale, such marketing authority is subject to withdrawal by the FDA. In addition, modifications or enhancements of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to a lengthy application process. The Company's and the third-party manufacturers' manufacturing facilities are continually subject to inspection by such governmental agencies and manufacturing operations could be interrupted or halted in any such facilities if such inspections prove unsatisfactory. Any change in the FDA's enforcement policy or any decision by the FDA to require an approved NDA for a Company product not currently subject to the approved NDA requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also manufactures and sells drugs which are "controlled substances" as defined in the Controlled Substances Act, which establishes, among other things, certain security and record keeping requirements administered by the DEA. The Company has not experienced restrictions or fines for non-compliance with the foregoing regulations but no assurance can be given that restrictions or fines which could have a material adverse effect upon the Company's business, financial condition, and results of operations will not be imposed upon the Company in the future.

     The Company may also be subject to fees under the FDA Modernization Act of 1997 ("FM Act"). The FM Act authorizes the FDA to collect three types of user fees for prescription drugs through fiscal year 2002. Fees are imposed on: (i) certain types of applications for approval of drug and biologic products, (ii) certain establishments where such products are made, and (iii) certain products. Fees for applications, establishments, and products are determined by the FDA using criteria delineated in the statute. To date, the Company has paid fees of approximately $139,000.

     Certain pharmaceutical products of biological origin are regulated under both the FDC Act and the Biological Products provisions of the Public Health Service Act ("PHS Act"). The PHS Act imposes special additional licensing requirements, known as Establishment Licenses and Product Licenses, or a new substitute for those two, called a Biologic License. Those licenses impose very specific requirements upon the facility and the manufacturing and marketing of licensed products to assure their safety, purity, and potency. Some licensed biological products are also subject to batch release by the FDA. That is, the products from a newly manufactured batch cannot be shipped until the FDA has evaluated either a sample or the specific batch records and given permission to ship the batch of product. The PHS Act also grants the FDA mandatory product recall authority and provides for civil and criminal penalties for violations. The Company has acquired several biological products subject to licensing under the PHS Act as part of the Sterile Products Acquisition.

     Under the FM Act, antibiotic pharmaceutical products are now subject to the same NDA and ANDA requirements as other pharmaceuticals. Therefore, manufacturers seeking NDA approvals of antibiotics now can cause a delay in the approval of generic copies of their products if the products are covered by patents. Those manufacturers also can obtain up to five years of marketing exclusivity for new antibiotics and certain new uses or forms of an antibiotic irrespective of the presence or absence of patent coverage. While these changes do not have an effect on the Company's current product line, they may affect the Company's ability to acquire or develop other antibiotic pharmaceutical products in the future.


     The Parkedale Facility is one of six Warner-Lambert facilities subject to a Consent Decree of Permanent Injunction issued August 1993 in United States of America v. Warner-Lambert Company and Melvin R. Goodes and Lodewijk J.R. DeVink (U.S. Dist. Ct., Dist. of N.J.) ("Consent Decree"). The Consent Decree prohibits the manufacture and delivery of specified drug products produced at any of the six sites unless, among other things, the products conform to current good manufacturing regulations and are produced in accordance with an approved ANDA, NDA or investigational new drug ("IND"). The Parkedale Facility was not the cause of the Consent Decree but was included as one of the six Warner-Lambert facilities. Specifically, at the Parkedale Facility, a neutral third party expert must certify that the laboratories and laboratory personnel are in compliance with federal regulations and gain FDA authorization to begin distribution of any new products. Under its terms, a petition for relief from the Consent Decree may be filed in August 1998, unless the FDA notifies Warner-Lambert that there has been a significant failure to comply with certain federal regulations and approved drug applications of certain pharmaceutical products. The FDA has confirmed to the Company that the FDA does not intend to seek a court order to amend the Consent Decree to add the Company as a party to the Consent Decree as a result of the Company's acquisition of the Parkedale Facility and the Company may petition for, and if appropriate, obtain relief from the Consent Decree solely with respect to the Parkedale Facility without regard to the status of Warner-Lambert's remaining facilities and products. Management of the Company believes the Parkedale Facility is in compliance with the requirements of the Consent Decree and intends to petition for relief from the Consent Decree in August 1998. As a result of an FDA inspection in March and April 1998, the Company received an FDA Form 483 with respect to the Parkedale Facility. The Company is in the process of responding to the FDA. For the three months ended March 31, 1998, approximately 43.2% of the Company's revenues, on a pro forma basis, were attributable to the Parkedale Facility excluding products that are not manufactured at the Parkedale Facility for the Company. While there can be no assurance that the Consent Decree will be terminated with respect to the Parkedale Facility, management of the Company does not believe continuation of the Consent Decree will have a material adverse effect on its business, financial condition and results of operations.


     The Company cannot determine what effect changes in regulations or statutes or legal interpretation, when and if promulgated or enacted, may have on its business in the future. Changes could, among other things, require changes to manufacturing methods, expanded or different labeling, the recall, replacement or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. Such changes, or new legislation, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation" and "Business -- Environmental Matters."

COMPETITION; UNCERTAINTY OF TECHNOLOGICAL CHANGE

     The Company competes with other pharmaceutical companies, including large global pharmaceutical companies with financial resources substantially greater than those of the Company, for products and product line acquisitions. There can be no assurance (i) that the Company will be able to acquire commercially attractive pharmaceutical products, (ii) that additional competitors will not enter the market, or (iii) that competition for products and product line acquisitions will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company also competes with pharmaceutical companies in developing, marketing and selling pharmaceutical products. The selling prices of pharmaceutical products typically decline as competition increases. Further, other products now in use, under development or acquired by other pharmaceutical companies, may be more effective or offered at lower prices than the Company's current or future products. The industry is characterized by rapid technological change which may render the Company's products obsolete, and competitors may develop their products more rapidly than the Company. Competitors may also be able to complete the regulatory process sooner, and therefore, may begin to market their products in advance of the Company's products. The Company believes that competition in sales of its products will be based on, among other things, product efficacy, safety, reliability, availability and price. See "-- Generic Substitution" and "Business -- Competition."

PRODUCT LIABILITY; PRODUCT RECALL; PRODUCT RETURNS

     The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its technologies or products is alleged to have resulted in adverse effects. Such risks will exist even with respect to those products that receive regulatory approval for commercial sale. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. The Company currently has product liability insurance in the amount of $25.0 million for aggregate annual claims with a $50,000 deductible per incident and a $500,000 aggregate annual deductible; however, there can be no assurance that its insurance coverage will be sufficient to cover fully potential claims. There can be no assurance that adequate insurance coverage will be available in the future at acceptable costs, if at all, or that a product liability claim would not materially adversely affect the Company's business, financial condition and results of operations. Product recalls may be issued at the discretion of the Company, the FDA or other government agencies having regulatory authority for pharmaceutical product sales. Recalls may occur due to disputed labeling claims, manufacturing issues, quality defects or other reasons. No assurance can be given that product recalls will not occur in the future. The Company acquired the flu vaccine Fluogen in the Sterile Products Acquisition. Fluogen had gross sales of $23.0 million and $22.3 million in 1995 and 1996, respectively, but was not sold in 1997. Fluogen was subject to a voluntary recall due to shelf life potency concerns in 1996. Subsequent testing has established Fluogen's shelf life potency and the Company is currently marketing Fluogen. However, there can be no assurance that the Company will be able to produce the vaccine successfully, that it will not be subject to a recall if produced or that, if produced and marketed, sales will reach previous levels. Any product recall could materially adversely affect the Company's business, financial condition and results of operations. The Company permits customers to return unused pharmaceutical products under certain conditions. Although product returns were less than 3.0% of revenues for the three months ended March 31, 1998, there can be no assurance that actual levels of returns will not increase or significantly exceed the amounts anticipated by the Company. See "-- Customer Concentration; Consolidation of Distribution Network," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Products and Product Development" and "Business -- Litigation."

EARLY TERMINATION OF CERTAIN LICENSES

     The Company has exclusive licenses expiring June 2036 for the prescription formulations of Neosporin and Polysporin and expiring February 2038 for the prescription formulation of Anusol-HC. Such licenses are subject to early termination in the event the Company breaches its obligations under the license agreement related to these branded pharmaceutical products. For example, the licenses would be subject to early termination if the Company fails to meet specified quality control standards, including cGMP, with respect to the products, or commits a material breach of other terms and conditions of the licenses which would have a significant adverse effect on the uses of the licensed products retained by the licensor, which would include, among other things, marketing products under these trade names outside the prescription field, or undergoes a change in majority ownership. Such early termination could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents, Trademarks and Proprietary Property."

RISKS RELATED TO AMORTIZATION OF INTANGIBLE ASSETS

     The Company's pro forma total assets reflect substantial intangible assets. At March 31, 1998, pro forma net intangible assets including the Recent Acquisitions and the Sterile Products Acquisition represent approximately 43.0% of total assets and 349.6% of total shareholders' equity. The intangible asset value represents the excess of cost over the fair value of the separate assets acquired by the Company since it began operation in 1994. There can be no assurance that the value of such assets will ever be realized by the Company. These intangible assets are amortized on a straight-line method over 10 to 25 years for certain assets and 25 years for the Glaxo and Sterile Products Acquisitions. The Company evaluates on a regular basis whether events and circumstances have occurred that indicate that all or a portion of the carrying amount of the asset may no longer be recoverable, in which case a charge to earnings could become necessary. Any determination requiring the write-off of a significant portion of unamortized intangible assets would adversely affect the Company's results of operations. See "Pro Forma Consolidated Financial Statements."

RISKS RELATED TO LITIGATION

     Many distributors and marketers of anorexigenic drugs have been subject to claims relating to the use of these drugs, many of which purport to be class actions. The Company is a defendant only in the suits described below, but it expects it will be named in additional lawsuits related to the Company's production of an anorexigenic drug under contract for SmithKline Beecham.

     The actions generally have been brought by individuals in their own right or on behalf of putative classes of persons who claim to have suffered injury or who claim that they may suffer injury in the future due to use of one or more anorexigenic drugs including phentermine. Plaintiffs' allegations of liability are based on various theories of recovery, including, but not limited to, product liability, strict liability, negligence, various breaches of warranty, conspiracy, fraud, misrepresentation and deceit. These lawsuits typically allege that the short and long-term use of certain anorexigenic drugs, independently or in combination (including the combination of fenfluramine and phentermine popularly known as "fen/phen"), causes, among other things, primary pulmonary hypertension, valvular heart disease and/or neurological dysfunction. In addition, some lawsuits allege emotional distress caused by the purported increased risk of injury in the future. Plaintiffs typically seek relief in the form of monetary damages (including economic losses, medical care and monitoring expenses, loss of earnings and earnings capacity, other compensatory damages and punitive damages), generally in unspecified amounts, on behalf of the individual or the class. In addition, some actions seeking class certification ask for certain types of purportedly equitable relief, including, but not limited to, declaratory judgments and the establishment of a research program or medical surveillance fund. On December 10, 1997, the federal Judicial Panel on Multidistrict Litigation issued an Order allowing for the transfer or potential transfer of the federal actions to the Eastern District of Pennsylvania for coordinated or consolidated pretrial proceedings.

     The Company has been named as a co-defendant in six lawsuits in connection with the Company's manufacture of phentermine, an anorexigenic, under contract for SmithKline Beecham and its use in combination with other drugs. In October 1997, the Company was named one of many co-defendants in a purported class action filed in the Superior Court of the State of Washington. The suit does not demand monetary damages but seeks court-supervised, defendant-funded, medical monitoring to detect the existence of cardiac valvular disease alleged to have arisen from the ingestion of the combination of drugs by residents of the State of Washington. In February 1998, the Company was named as a defendant in an action in Jefferson Circuit Court, Louisville, Kentucky and a suit in Circuit Court of Montgomery County, Alabama, both of which demand damages in an unspecified amount. In March 1998, the Company was named as a co-defendant in three additional actions. A suit in the Supreme Court of New York, County of Suffolk, demands compensatory damages of $30.0 million and punitive damages of $20.0 million. A suit in the Montana Eleventh Judicial District Court, Flathead County, demands an unspecified amount of general and special compensatory damages. A suit in the Superior Court of the State of California, County of Los Angeles, demands damages in an unspecified amount.

     While the Company cannot predict the outcome of these suits, the Company believes that the claims against it are without merit and intends to vigorously pursue all defenses available to it. The Company is being indemnified in all of these suits by SmithKline Beecham for which it manufactures the anorexigenic product, provided that neither the lawsuit nor the associated liabilities are based upon the independent negligence or intentional acts of the Company, and intends to submit a claim for all unreimbursed costs to its product liability insurance carrier. However, in the event that SmithKline Beecham is unable to satisfy or fulfill its obligations under the indemnity, the Company would have to defend the lawsuit and be responsible for damages, if any, which are awarded against it or for amounts in excess of the Company's product liability coverage. See "-- Product Liability; Product Recall; Product Returns."

ATTRACTION AND RETENTION OF KEY PERSONNEL

     The Company is highly dependent on the principal members of its management staff, the loss of whose services might impede the achievement of acquisition and development objectives. Although the Company believes that it is adequately staffed in key positions and that it will be successful in retaining skilled and experienced management, operational and scientific personnel, there can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms. The loss of the services of key scientific, technical and management personnel could have a material adverse effect on the Company, especially in light of the Company's recent growth. The Company does not maintain key-person life insurance on any of its employees. In addition, the Company does not currently have employment agreements with any of its key employees. See "-- Managing Growth of Business," "Business -- Employees" and "Management."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after the Offering. The initial public offering price has been determined by negotiations between the Company and Credit Suisse First Boston Corporation ("CSFBC") and Hambrecht & Quist LLC and may not be indicative of the market price after the offering. See "Underwriting" for the factors considered in determining the initial public offering price. The stock prices of emerging growth companies, such as the Company, have historically been volatile. Factors such as the announcements of technological innovations or new products by the Company, its competitors and other third parties, as well as variations in the Company's results of operations, perceptions about market conditions in the pharmaceutical industry, the impact of various regulatory proposals and general market conditions, many of which are unrelated to the Company's operating performance, may cause the market price of the Company's Common Stock to fluctuate significantly.

MARKET RISK OF SHARES ELIGIBLE FOR FUTURE SALE


     Sales of a substantial number of shares of the Company's Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. The Company and certain of its directors, officers and shareholders have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of CSFBC (the "Lock-Up"), except issuance by the Company to optionees pursuant to the exercise of stock options granted under the Stock Option Plans. Of the approximately 10,100,000 shares of Common Stock to be outstanding after the Offering that are not subject to the Lock-Up, other than the 6,580,000 shares of Common Stock sold in the Offering,
(i) approximately 1,520,000 shares will be immediately eligible for resale in the public market without restriction in reliance on Rule 144(k) under the Securities Act, and (ii) approximately 2,000,000 shares may be sold subject to the volume and manner of sales restrictions of Rule 144. Beginning 180 days after the date of this Prospectus, after the Lock-Ups have expired, (i) approximately 13,400,000 additional shares of Common Stock will become eligible for resale into the public market in reliance on Rule 144(k) and (ii) approximately 8,500,000 additional shares may be sold subject to the volume and manner of sales restrictions of Rule 144. See "Shares Eligible for Future Sale" and "Underwriting."


SUBSTANTIAL DILUTION; ABSENCE OF DIVIDENDS

     Investors purchasing shares of Common Stock in the Offering will incur immediate substantial dilution of $18.59 per share in the net tangible book value of the Common Stock from the initial public offering price. The Company has never paid cash dividends on its Common Stock. The Company currently anticipates that it will retain all available funds for use in its business and does not expect to pay cash dividends in the foreseeable future. Furthermore, the payment of cash dividends from earnings is currently restricted by the

Company's Credit Facility. See "Dilution," "Dividend Policy" and
"-- Restrictions Imposed by Terms of the Company's Indebtedness."

CONCENTRATION OF OWNERSHIP; LACK OF INDEPENDENT DIRECTORS

     Following the Offering, the present officers and directors of the Company and their affiliates will beneficially own approximately 41.8% of the outstanding shares of Common Stock. Accordingly, they will have the ability to exercise significant influence over the management and policies of the Company. Following completion of the Offering, independent directors will not constitute a majority of the Board of Directors and the Company's Board of Directors may not have a majority of independent directors in the future. In the absence of a majority of independent directors, the Company's executive officers, who also are principal shareholders and directors, could establish policies and enter into transactions without independent review and approval thereof. Transactions without an independent review could present the potential for a conflict of interest between the Company and its shareholders generally and the executive officers, shareholders or directors. The Company does not intend to implement any formal procedures to address any such potential conflicts of interest. See "Principal and Selling Shareholders."

RISKS RELATED TO YEAR 2000 ISSUES

     The approaching year 2000 could result in challenges related to the Company's computer software, manufacturing equipment, accounting records and relationships with suppliers and customers. Management of the Company is studying year 2000 issues and is seeking to avoid such problems. Based on the Company's review of its business and operating systems, the Company does not expect to incur material costs with respect to assessing and remediating year 2000 problems; however, there can be no assurance that such problems will not be encountered or that the costs incurred to resolve such problems will not be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

ANTITAKEOVER EFFECT OF CERTAIN CHARTER, BYLAWS AND STATUTORY PROVISIONS; RIGHTS AGREEMENT

     The Company's Second Amended and Restated Charter (the "Charter") and Amended and Restated Bylaws (the "Bylaws") provide for a classified Board of Directors, restrict the ability of shareholders to call special meetings and contain advance notice requirements for shareholder proposals and nominations and special voting requirements for the amendment of the Company's Charter and Bylaws. These provisions could delay or hinder the removal of incumbent directors and could discourage or make more difficult a proposed merger, tender offer or proxy contest involving the Company or may otherwise have an adverse effect on the market price of the Common Stock. The Company also is subject to provisions of Tennessee corporate law that provides that a party owning 10.0% or more of stock in a "resident domestic corporation" (such party is called an "interested shareholder") cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least five years after the interested shareholder first acquired 10.0% or more of the resident domestic corporation, and (ii) either (A) is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or (B) satisfies certain fairness conditions specified in the specific provisions. There are certain other Tennessee statutes which provide antitakeover protection for Tennessee corporations. See "Description of Capital Stock -- Certain Provisions of the Charter and Bylaws and Statutory Provisions."

     The Company's Board of Directors has declared a dividend of one preferred share purchase right (a "Right") for each share of Common Stock outstanding. A Right will also be attached to each share of Common Stock subsequently issued. The Rights will have certain anti-takeover effects. If triggered, the Rights would cause substantial dilution to a person or group of persons (other than certain exempt persons) that acquires more than 15.0% of the Common Stock on terms not approved by the Company's Board of Directors. The Rights could discourage or make more difficult a merger, tender offer or other similar transaction. See "Description of Capital Stock -- Rights Agreement."

     Pursuant to the Charter, shares of preferred stock may be issued in the future without shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine in the exercise of its business judgment. The rights of the holders of Common Stock are subject to, and may be adversely affected by, any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, could have the effect of discouraging, or making more difficult, a third party's acquisition of a majority of the Company's outstanding voting stock. The Company has no present plans to issue any shares of preferred stock. See "Description of Capital
Stock -- Preferred Stock."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere, including statements regarding the anticipated development and expansion of the Company's business; the products which the Company expects to offer; anticipated development expenditures and regulatory reform; the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company; and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). In addition, when used in this Prospectus, the words "believe," "anticipate," "expect," "intend" and similar expressions are intended to identify forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to initial public offerings.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of Common Stock in this offering are estimated to be $64.6 million ($81.2 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and estimated offering expenses payable by the Company, assuming an estimated initial public offering price of $18.00 per share. The net proceeds of the Offering, together with the Company's existing cash and cash equivalents, will be used for: (i) repayment of approximately $48.5 million of debt outstanding pursuant to the Credit Facility, (ii) general corporate purposes, including investments in facilities to accommodate any newly acquired products, development of branded product line extensions and internally developed generic products and expansion of the sales force, and (iii) acquisition of additional branded products. The Company is actively pursuing the acquisition of rights to several products which may require the use of substantial capital resources. There are no present agreements or commitments with respect to any such acquisition. See "Risk Factors -- Dependence on Acquisition of Products" and "Business -- Strategy."



     As required by the Credit Facility, the Company will use approximately $48.5 million of the net proceeds of the Offering to repay a portion of the outstanding debt under the Credit Facility. The Credit Facility includes a six-year $20.0 million revolving line of credit, a six-year $90.0 million amortizing Tranche A term loan facility and an eight-year $85.0 million Tranche B term loan facility with customary covenants and with a floating interest rate based on either LIBOR, the prime rate, or the fed funds rate, plus an applicable margin, selected at the discretion of the Company. At March 31, 1998 interest rates for the various components of the Credit Facility ranged from approximately 8.4% to 8.9%. A portion of the proceeds of the Credit Facility were used to consummate the Sterile Products Acquisition, purchase the Parkedale Facility and acquire certain contract manufacturing for third parties. Proceeds of the Credit Facility were also used to pay off outstanding amounts of approximately $48.2 million under a prior credit facility. The prior credit facility was used to finance the Glaxo Acquisition and to pay off approximately $19.0 million of long-term debt which had been outstanding. This credit facility included a five-year revolving line of credit and term loan in the aggregate amount of $52.0 million with customary covenants and with a floating interest rate based on either LIBOR, the prime rate, or the fed funds rate, plus an applicable margin, selected at the discretion of the Company.


     The cost, timing and amount of funds required for all specific uses by the Company cannot be precisely determined by the Company at this time and is at management's discretion. The rate of the Company's progress in acquiring new branded products or acquiring companies with such products, the timing and nature of regulatory action and the availability of alternative methods of financing, will also determine the allocation and timing of the Company's use of the proceeds from the Offering. Pending application of the proceeds as described above, the Company plans to invest the net proceeds of the Offering in short-term marketable securities.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. Furthermore, the payment of any dividend or other distribution on any shares of the Company's capital stock is limited by the Credit Facility to an aggregate amount of up to $1.0 million provided that no event of default under the Credit Facility has occurred or is continuing. Assuming removal of this limitation, the payment of cash dividends is subject to the discretion of the Board of Directors and will be dependent upon many factors, including the Company's earnings, its capital needs, and its general financial condition. The Company anticipates that for the foreseeable future, it will retain its earnings, if any, in order to finance the expansion and development of its business. See "Risk Factors -- Substantial Dilution; Absence of Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of March 31, 1998 and as adjusted to reflect the sale of 4,000,000 shares of Common Stock offered hereby at the assumed initial public offering price of $18.00 per share and the application of the estimated net proceeds of such sale (after deducting the underwriting discounts and estimated offering expenses payable by the Company). This table should be read in conjunction with "Summary Consolidated Financial Information," "Selected Consolidated Financial Data," "Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                                  MARCH 31, 1998
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $      4    $ 16,163
                                                              ========    ========
Long-term obligations (including current portion)(1)........  $184,925    $136,449
                                                              --------    --------
Line of credit(1)...........................................    10,000      10,000
                                                              --------    --------
Shareholders' equity:
  Common Stock, no par value; 150,000,000 shares authorized;
     28,000,000 issued and outstanding (actual); 32,000,000
     shares outstanding (as adjusted)(2)(3).................    16,455      81,090
  Due from related party....................................    (1,668)     (1,668)
  Retained earnings.........................................    18,625      18,625
                                                              --------    --------
            Total shareholders' equity......................    33,412      98,047
                                                              --------    --------
            Total capitalization............................  $228,337    $244,496
                                                              ========    ========

---------------

(1) For additional information relating to long-term obligations, see Notes 9 and 10 to the Consolidated Financial Statements.
(2) In November 1997, shareholders of the Company approved an increase in the number of authorized shares of Common Stock of the Company from 10,000,000 to 150,000,000 shares.
(3) Excludes 3,500,000 shares of Common Stock available for grants under the Company's Stock Option Plans. Currently options for 270,150 shares are outstanding pursuant to such Plans.

                                    DILUTION

     The net tangible book value of the Company as of March 31, 1998, was approximately $(83.4) million, or $(2.98) per share. "Net tangible book value" equals total tangible assets less total liabilities of the Company. The calculation of net tangible book value on a per share basis is equal to net tangible book value divided by the aggregate number of shares of Common Stock outstanding. After giving effect to the sale of the 4,000,000 shares of Common Stock offered by the Company hereby at an assumed Price to Public of $18.00 per share, the pro forma net tangible book value of the Company as of March 31, 1998 would have been $(18.8) million, or $(0.59) per share. This represents an effective net increase in net tangible book value of $2.39 per share to existing shareholders and an immediate dilution of $18.59 per share to new investors purchasing shares at the initial public offering price. See "Risk
Factors -- Substantial Dilution; Absence of Dividends." The following table illustrates this per share dilution, after deduction of underwriting discounts and offering expenses:

Price to Public per share................................           $18.00
Net tangible book value per share before Offering(1).....  $(2.98)
Increase per share attributable to price paid by
  purchasers in the Offering.............................    2.39
                                                           ------
Pro forma net tangible book value per share after
  Offering(1)............................................            (0.59)
                                                                    ------
Dilution in pro forma net book value per share to new
  investors..............................................           $18.59
                                                                    ======

     The following table sets forth, on a pro forma as adjusted basis as of March 31, 1998, the differences between the existing shareholders and the new investors with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

                                     SHARES PURCHASED       TOTAL CONSIDERATION
                                   --------------------    ---------------------
                                     NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                                   ----------   -------    -----------   -------    ---------
Existing shareholders............  28,000,000     87.5%    $14,613,000     16.9%     $ 0.52
New investors....................   4,000,000     12.5%    $72,000,000     83.1%      18.00
                                   ----------    -----     -----------    -----
          Total..................  32,000,000    100.0%    $86,613,000    100.0%
                                   ==========    =====     ===========    =====

---------------


(1) Sales by the Selling Shareholders in the Offering will reduce the number of shares held by the existing shareholders prior to the Offering to 25,420,000, or 79.4% (or 77.0% if the over-allotment option is exercised in full), and will increase the number of shares held by new investors of Common Stock in the Offering to 6,580,000 or 20.6% (7,567,000 or 22.9% if the over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Shareholders."


     The calculations in the tables set forth above do not reflect an aggregate of 3,500,000 shares of Common Stock available for grants under the Company's Stock Option Plans. Currently options for 270,150 shares are outstanding pursuant to such Plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected financial data for the years ended December 31, 1995, 1996 and 1997 and as of December 31, 1996 and 1997 are derived from the Consolidated Financial Statements of the Company, which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, and are included in this Prospectus. The following selected financial data for the year ended December 31, 1994 and as of December 31, 1994 and 1995 are derived from the Consolidated Financial Statements of the Company, which have been audited by Coopers & Lybrand L.L.P. independent certified public accountants, and are not included in this Prospectus. The following selected financial data for the three months ended March 31, 1997 and 1998 are derived from unaudited financial statements prepared by the Company. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the Company's financial position and results of operations for these periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Pro Forma Consolidated Financial Statements" and the Consolidated Financial Statements of the Company and Notes thereto included in this Prospectus. The following selected financial data as of and for the year ended December 31, 1993 are derived from unaudited Financial Statements of the Predecessor Company (defined below).


                             PREDECESSOR
                             COMPANY(1)                                        THE COMPANY(1)
                             -----------   --------------------------------------------------------------------------------------
                                                                                                         THREE MONTHS ENDED
                                               FISCAL YEAR ENDED DECEMBER 31,                                MARCH 31,
                             -------------------------------------------------------------------   ------------------------------
                                                                                     PRO FORMA                         PRO FORMA
                                                                                    AS ADJUSTED                       AS ADJUSTED
                                1993        1994      1995      1996      1997     1997(2)(3)(4)    1997     1998     1998(2)(4)
                             -----------   -------   -------   -------   -------   -------------   ------   -------   -----------
STATEMENT OF OPERATIONS
  DATA:
Net sales..................    $24,637     $13,311   $25,441   $15,457   $47,351     $122,504      $8,786   $22,319    $ 33,163
Development revenues(5)....         --          --        --     5,000       558          558          --     2,658       2,658
                               -------     -------   -------   -------   -------     --------      ------   -------    --------
        Total revenue,
          net..............     24,637      13,311    25,441    20,457    47,909      123,062       8,786    24,977      35,821
                               -------     -------   -------   -------   -------     --------      ------   -------    --------
Cost of sales..............     19,373       9,754    12,130     8,782    13,034       60,513       2,063     7,364      11,847
Selling, general and
  administrative...........      7,963       1,987     8,605    12,106    19,123       27,145       4,394     6,832       7,906
Depreciation and
  amortization.............        489         639     1,777       982     2,395        9,804         423     1,091       2,137
                               -------     -------   -------   -------   -------     --------      ------   -------    --------
        Total costs and
          expenses.........     27,825      12,380    22,512    21,870    34,522       97,462       6,880    15,287      21,890
                               -------     -------   -------   -------   -------     --------      ------   -------    --------
Gain on disposition of net
  assets(6)................        347          --        --        --        --           --          --        --          --
Sale of product line(7)....         --          --    13,102        --        --           --          --        --          --
                               -------     -------   -------   -------   -------     --------      ------   -------    --------
Operating income (loss)....     (2,841)        931    16,031    (1,413)   13,357       25,600       1,906     9,690      13,931
Gain on sale of investment
  in affiliate(8)..........         --          --        --     1,760        --           --          --        --          --
Interest expense...........        (96)     (1,069)   (2,006)   (1,272)   (2,749)     (11,484)       (450)   (2,703)     (3,800)
Other (expenses) income....       (152)        554       367       578       (28)         (28)         35        24          24
                               -------     -------   -------   -------   -------     --------      ------   -------    --------
Net income (loss) before
  income taxes and
  extraordinary item.......     (3,089)        416    14,392      (347)   10,580       14,088       1,491     7,011      10,155
Income tax (benefit)
  expense..................       (186)       (501)    5,058      (107)    3,968        5,371         570     2,650       3,908
                               -------     -------   -------   -------   -------     --------      ------   -------    --------
Net income (loss) before
  extraordinary item.......     (2,903)        917     9,334      (240)    6,612        8,717         921     4,361       6,247
Extraordinary item, net of
  income taxes(9)..........         --          --       528        --        --           --          --      (286)         --
                               -------     -------   -------   -------   -------     --------      ------   -------    --------
Net income (loss)..........    $(2,903)    $   917   $ 9,862   $  (240)  $ 6,612     $  8,717      $  921   $ 4,075    $  6,247
                               =======     =======   =======   =======   =======     ========      ======   =======    ========
Diluted net income (loss)
  per share(10)............    $   N/A     $  0.18   $  0.70   $ (0.02)  $  0.25     $   0.29      $ 0.04   $  0.15    $   0.20
                               =======     =======   =======   =======   =======     ========      ======   =======    ========
Weighted average common
  shares outstanding(11)...        N/A       5,210    14,167    15,440    26,270       30,270      20,984    28,000      32,000

                                                         DECEMBER 31,                         MARCH 31, 1998
                                       ------------------------------------------------   ----------------------
                                       1993(1)    1994      1995      1996       1997      ACTUAL    AS ADJUSTED
                                       -------   -------   -------   -------   --------   --------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............  $  501    $ 1,028   $10,568   $ 1,392   $     69   $      4    $ 16,163
Working capital......................    (714)    (2,408)    7,599     7,749       (424)     6,865      23,024
Total assets.........................   3,306     38,447    33,942    39,279    104,863    267,760     283,919
Long-term debt (excluding current
  portion)...........................     750     27,065     9,497    13,980     48,289    187,206     138,730
Shareholders' equity.................     571      1,935    11,011    15,693     29,334     33,412      98,047


---------------

 (1) Effective December 31, 1993, the Company acquired certain assets and assumed certain liabilities of RSR Laboratories, Inc. (the "Predecessor Company"). The 1993 financial data of the Predecessor Company is not comparable to the Company's financial data for 1994 through 1997 fiscal years because the 1993 financial data of the Predecessor Company includes the gross up of customer supplied materials in net sales and cost of sales. Such costs were not paid by the Company or billed to the customer and the Company's accounting practice does not include these costs in net sales or cost of sales. The Company believes it is not possible to estimate accurately the gross up of customer supplied materials in net sales and cost of sales in 1993 because the amount of customer supplied materials included in both sales and cost of sales is not known.
 (2) The pro forma consolidated information gives effect to the Recent Acquisitions and the Sterile Products Acquisition, in each case as if the acquisitions had occurred on January 1, 1997. See "Pro Forma Consolidated Financial Statements."

 (3) The Sterile Products Acquisition includes Fluogen which had gross sales of $23.0 million and $22.3 million in 1995 and 1996, respectively, but which was not sold in 1997. Fluogen was subject to a voluntary recall due to shelf life potency concerns in 1996. Subsequent testing has established Fluogen's shelf life potency and the Company is currently marketing Fluogen. As a result of Fluogen's being discontinued, cost of goods sold in 1997 included approximately $7.1 million of unabsorbed overhead and approximately $4.0 million of obsolete inventory. If these costs were excluded from cost of sales in 1997, pro forma earnings per share would have been $0.49. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Strategy,"
     "Business -- Products and Product Development" and "Pro Forma Consolidated Financial Statements."


 (4) As adjusted to reflect estimated net proceeds of $64.6 million from the sale of 4.0 million shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application thereof as set forth herein. See "Use of Proceeds." The adjustments include a reduction in interest expense of $4.2 million and $696,000 for the year ended December 31, 1997 and the three month ended March 31, 1998, respectively, and related tax effects of $1.7 million and $278,000 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. These adjustments resulted in an increase in basic and diluted income per share by $0.05 for the year ended December 31, 1997 and no change for the three months ended March 31, 1998.


 (5) In connection with the Anexsia Transaction, the Company agreed to develop four ANDAs to be filed with the FDA on Mallinckrodt's behalf for a maximum of $2.5 million each due upon FDA approval and validation of the process. In 1996 Mallinckrodt paid the Company for two of these ANDAs and as of March 31, 1998, Mallinckrodt paid the Company for a third ANDA. The final ANDA was approved by the FDA in April 1998 and payment will be received upon validation of the process. If the validation process is not completed by June 13, 1998, payment to the Company will be reduced to $1.5 million.

 (6) The Predecessor Company sold the net assets of its over-the-counter human and animal pharmaceutical and health products business to the Company in December 1993 and early January 1994. The net assets sold had a recorded book value of $4.2 million.
 (7) In December 1994, the Company acquired the Anexsia Product Line. The Company sold the Anexsia Product Line to Mallinckrodt in December 1995 for $32.0 million and recorded a $13.1 million net gain.
 (8) In September 1996, the Company sold its entire 6.0% interest in an affiliated, privately held pharmaceutical company. See Note 15 to the Consolidated Financial Statements.
 (9) Reflects early extinguishment of debt in connection with the disposition of the Anexsia Product Line in 1995 and the loss on early extinguishment of debt in connection with the Credit Facility in February 1998.
(10) Net income (loss) per share on a fully diluted basis is the same as primary earnings per share for all periods presented, except in 1995 when the basic earnings per share was $.75 due to the assumed conversion of preferred stock outstanding at that time.
(11) Reflects retroactively the effects of (i) a 15.0% stock dividend paid in 1996 and (ii) a 2.8 for 1 stock split.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. See "Risk Factors" for trends and uncertainties known to the Company that could cause reported financial information to differ materially from future results.

OVERVIEW

     The Company is a vertically integrated pharmaceutical company that manufactures, markets and sells branded and generic prescription pharmaceutical products. The Company seeks to capitalize on niche opportunities in the pharmaceutical industry created by cost containment initiatives and consolidation among large global pharmaceutical companies. The Company's strategy is to acquire branded pharmaceutical products and increase their sales by focused promotion and marketing, as well as by developing product line extensions and through product life cycle management.


     The Company began operations in January 1994 after acquiring its manufacturing facility and assuming contracts to manufacture pharmaceutical products and companion animal health products for pharmaceutical companies. Initially, contract manufacturing made up a significant portion of the Company's net sales. In December 1994, the Company acquired its first branded pharmaceutical product line, the Anexsia Product Line, for $17.6 million. The acquisition was funded by a note payable to the seller (the "Anexsia Note Payable"). During the 12 months following its acquisition, the Company significantly increased annual sales of Anexsia through a combination of product development and marketing. In December 1995, the Company sold the Anexsia Product Line to Mallinckrodt for $32.0 million in cash and recognized a $13.1 million net gain. In connection with the sale, the Company entered into a manufacture and supply agreement with Mallinckrodt, with guaranteed minimum revenues of $4.8 million through 1999, and an agreement to develop four ANDAs on Mallinckrodt's behalf for a maximum of $2.5 million each due upon FDA approval. All four ANDAs have been approved by the FDA. In 1996 Mallinckrodt paid the Company for two of these ANDAs and as of March 31, 1998, Mallinckrodt paid the Company for a third ANDA. The final ANDA was approved by the FDA in April 1998 and payment will be received upon validation of the process. If the validation process is not completed by June 13, 1998, the payment to the Company will be reduced to $1.5 million.



     Since December 1994, the Company has acquired 30 branded pharmaceutical products, developed three products internally, divested one product and introduced seven product line extensions. Branded pharmaceutical products represented approximately 70.3% of the net sales of the Company for the three months ended March 31, 1998, with the Cortisporin product line representing 20.3% of net sales. As part of its business strategy, the Company intends to continue to acquire branded pharmaceutical products and to create value by leveraging its marketing, manufacturing and product development capabilities.


     In February 1998, the Company consummated the Sterile Products Acquisition acquiring 15 branded prescription pharmaceutical products from Warner-Lambert. The Sterile Products Acquisition includes Fluogen which was not sold in 1997. Fluogen was subject to a voluntary recall due to shelf life potency concerns in 1996. Subsequent testing has established Fluogen's shelf life potency and the Company is currently marketing Fluogen in 1998. See "Risk Factors -- Product Liability; Product Recall; Product Returns."

     The Company expects that its strategy of acquiring branded pharmaceutical products will increase its revenues as a result of sales of such products and will increase gross margins. In general, margins are higher on the Company's branded pharmaceutical products than on the Company's other products, making branded products attractive to the Company. In addition, as soon as practicable after regulatory requirements are satisfied, the Company expects that using its manufacturing capability to ultimately produce these acquired pharmaceutical products will increase the Company's margins because the incremental cost of producing pharmaceutical products on its own is lower than the cost of having these products manufactured by third parties.

     The Company's strategy is also expected to increase its selling, general and administrative expenses due to the hiring of additional sales representatives and increased sampling, advertising and other marketing costs as a result of more focused marketing efforts. In accordance with its focus on branded pharmaceutical products, the Company expects that, over time, its contract manufacturing and generic pharmaceutical and companion animal health product lines will become a smaller percentage of revenues.

     The Company has a number of manufacturing contracts with a variety of pharmaceutical and biotechnology companies which expire at various times within the next five years. The Company intends to enter into additional manufacturing contracts in cases where the Company identifies contracts that offer significant volumes and attractive margins. The Company has not accepted or renewed manufacturing contracts for third parties where the Company perceived insignificant volumes or revenues.

     The following summarizes approximate net revenues by product categories.


                                                                                                      THREE
                                                                                                     MONTHS
                                             FISCAL YEAR ENDED DECEMBER 31,          PRO FORMA        ENDED       PRO FORMA
                                          -------------------------------------   ---------------   MARCH 31,   --------------
                                           1994      1995      1996      1997       1997      %       1998       1998      %
                                          -------   -------   -------   -------   --------   ----   ---------   -------   ----
Branded pharmaceuticals.................  $   305   $ 5,921   $ 2,938   $37,912   $ 94,065   76.4%   $17,569    $25,113   70.1%
Generic pharmaceuticals.................    1,711     7,492     1,572     1,658      1,658    1.4        132        132    0.4
Contract manufacturing..................   11,295    12,028    10,890     6,982     25,982   21.1      4,518      7,818   21.8
Companion animal health.................       --        --        57       799        799    0.6        100        100    0.3
Development revenues....................       --        --     5,000       558        558    0.5      2,658      2,658    7.4
                                          -------   -------   -------   -------   --------   ----    -------    -------   ----
        Total...........................  $13,311   $25,441   $20,457   $47,909   $123,062    100%   $24,977    $35,821    100%
                                          =======   =======   =======   =======   ========   ====    =======    =======   ====


RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1998 AND 1997

  Revenues


     Net revenues increased $16.2 million, or 184.1%, to $25.0 million in 1998 from $8.8 million in 1997, due primarily to the acquisition of branded products. Of these acquired products, the Cortisporin product line contributed $5.1 million in 1998 compared to $3.8 million in 1997, while the acquisition of six branded products in November 1997 and the Sterile Products Acquisition branded products contributed $3.7 and $6.7 million in 1998, respectively.


     Revenues from contract manufacturing increased $2.5 million, or 129.2%, to $4.5 million in 1998 from $2.0 million in 1997, due primarily to the increased contract manufacturing related to the Sterile Products Acquisition offset in part by the expiration of a contract.

     Additionally, the Company recognized $2.7 million in development revenues primarily as a result of the FDA approval and validation of the process of one additional ANDA related to the Anexsia Transaction during the three months ended March 31, 1998.

  Operating Costs and Expenses

     Total operating costs and expenses increased $8.3 million, or 120.3%, to $15.2 million in 1998 from $6.9 million in 1997. The increase was due to increases in the costs of sales, selling, general and administrative expenses and depreciation and amortization expenses.

     Cost of sales increased $5.3 million, or 256.9%, to $7.4 million in 1998 from $2.1 million in 1997. The increase was due primarily to the costs associated with the newly acquired branded product lines. In 1998, the percentage increase in cost of sales was greater than the percentage increase in net revenues due to the additional contract manufacturing related to the Sterile Products Acquisition, which has lower gross margins than the branded products, along with $1.1 million of unabsorbed overhead included in cost of sales in 1998, which resulted from lower than expected production of two branded products and one contract at the Parkedale Facility. The Cortisporin product line contributed $4.6 million of gross profit in 1998, representing a gross margin for the Cortisporin product line of 91.6%. Cost associated with the development revenues in 1998, consisting of an allocation of labor costs associated with the personnel involved in the development and filing of ANDAs, was estimated by management to be between $80,000 and $150,000, respectively.


     Selling, general and administrative expenses increased $2.4 million, or 54.6%, to $6.8 million in 1998 from $4.4 million in 1997. This increase was primarily attributable to the hiring of additional sales representatives during 1997, other additional personnel costs and marketing, promotion and sampling costs associated with the new branded product lines.

     Depreciation and amortization expense increased $668,000, or 157.9%, to $1.1 million in 1998 from $423,000 in 1997. This increase was primarily attributable to the depreciation and amortization of the intangible and fixed assets acquired with the branded products acquisitions in 1997 and the Sterile Products Acquisition in 1998.

  Operating Income

     Operating income increased $7.8 million, or 408.4% to $9.7 million in 1998 from $1.9 million in 1997. This increase was primarily due to increased revenues from the acquisition of branded products. As a percentage of net revenues, operating income increased to 39.0% in 1998 from 21.7% in 1997.

  Interest Expense

     Interest expense increased $2.3 million, or 500.7% to $2.7 million in 1998 from $450,000 in 1997, as a result of additional term loans used to finance, in part, the acquisitions of branded products.

  Income Tax (Benefit) Expense

     The effective tax rate in 1998 of 37.8% and 1997 of 38.2% was higher than the federal statutory rate of 34.0% primarily due to state income taxes.

  Net Income

     Due to the factors set forth above, net income increased $3.2 million, or 342.3%, to $4.1 million in 1998 from $921,000 in 1997.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Revenues


     Net revenues increased $27.4 million, or 133.7%, to $47.9 million in 1997 from $20.5 million in 1996. This increase was due primarily to the acquisition of thirteen branded products since October 1996. Of these acquired products, the Cortisporin product line contributed $21.7 million from the date of acquisition (March 21, 1997) through December 31, 1997, or 45.3% of total net sales, while the Company's additional branded products contributed an additional $15.5 million, or 32.4%. Although there are two additional ANDAs on file with the FDA in connection with the Anexsia Transaction in 1997, the Company did not recognize any income in 1997 related to this contract, compared to $5 million recognized in 1996. Revenues from contract manufacturing decreased $3.9 million, or 35.8%, to $7.0 million in 1997 from $10.9 million in 1996, due primarily to the expiration of a manufacturing contract.


  Operating Costs and Expenses


     Total operating costs and expenses increased $12.7 million, or 58.0%, to $34.6 million in 1997 from $21.9 million in 1996. The increase was due to increases in the costs of sales, selling, general and administrative expenses and depreciation and amortization expenses.



     Costs of sales increased $4.2 million, or 32.3%, to $13.0 million in 1997 from $8.8 million in 1996. The increase was due primarily to the costs associated with the new branded product lines. Cost of sales increased more slowly than sales because acquired branded product lines generally had higher margins than the Company's other product lines. The Cortisporin Product Line contributed $19.8 million of gross profit in 1997, representing a gross margin for the Cortisporin Product Line of 91.0%. Cost associated with the development revenues in 1996, consisting of an allocation of labor costs associated with the personnel involved in the development and filing of ANDAs, was estimated by management to be between $70,000 and $130,000.

     Selling, general and administrative expenses increased $7.0 million, or 57.9%, to $19.1 million in 1997 from $12.1 million in 1996. This increase was primarily attributable to the hiring of additional field sales representatives during late 1996 and early 1997, other additional personnel costs and marketing, promotion and sampling costs associated with the new branded product lines.


     Depreciation and amortization expense increased $1.4 million, or 142.6%, to $2.4 million in 1997 from $982,000 in 1996. This increase was primarily attributable to the amortization of the purchase price of the new branded product lines.

  Operating Income

     Operating income increased $14.8 million to $13.4 million in 1997 from an operating loss of $1.4 million in 1996. As a percentage of net revenues, operating income was 28.3% in 1997. This increase was primarily due to increased revenues from the acquisition of branded products.

  Gain on Sale of Investment in Affiliate

     In September 1996, the Company sold its entire 6.0% interest in an affiliated, privately-held pharmaceutical company, which had been co-founded by the Company's Chief Executive Officer, for $2.0 million, resulting in a gain of $1.8 million.

  Interest Expense

     Interest expense increased $1.5 million, or 115.4%, to $2.8 million in 1997 from $1.3 million in 1996, as a result of additional term loans used to finance, in part, the acquisitions of branded products.

  Income Tax (Benefit) Expense

     The effective tax rate in 1997 of 37.7% was higher than the federal statutory rate of 34% due to state income taxes.

  Net Income

     Due to the factors set forth above, net income increased $6.8 million to $6.6 million in 1997 from a net loss of $240,000 in 1996.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues

     Net revenues decreased $4.9 million, or 19.3%, to $20.5 million in 1996 from $25.4 million in 1995 due primarily to the disposition of the Anexsia Product Line, which had generated net revenues of $9.6 million in 1995. In addition, the Company experienced a general decline in revenues from generic pharmaceutical products as a result of erosion of generic pricing due to competition as well as a decline in revenues from contract manufacturing as a result of the expiration of a significant contract offset, in part, by the addition of new contracts. These revenue decreases were offset by the recognition of $5.0 million in developmental revenues from the Anexsia Transaction and revenues from three branded pharmaceutical products acquired in the fourth quarter of 1996. In 1996, the Company did not have any branded pharmaceutical products that accounted for more than 15% of net revenues.

  Operating Costs and Expenses

     Total operating costs and expenses decreased $642,000, or 2.9%, to $21.9 million in 1996 from $22.5 million in 1995. The decrease was due to decreases in both costs of sales and depreciation and amortization expenses, offset by an increase in selling, general and administrative expenses.

     Cost of sales decreased $3.3 million, or 27.3%, to $8.8 million in 1996 from $12.1 million in 1995. The decrease was due primarily to the sale of the Anexsia Product Line, offset by the acquisition of a number of smaller product lines in the fourth quarter of 1996. Cost associated with the development revenues in 1996, consisting of an allocation of labor costs associated with personnel involved in the development and filing of ANDAs was estimated by management to be between $80,000 and $150,000.

     Selling, general and administrative expenses increased $3.5 million, or 40.7%, to $12.1 million in 1996 from $8.6 million in 1995. This increase was primarily attributable to the hiring of additional employees during 1996 and late 1995 to support the Company's expansion, and increased costs associated with marketing efforts relating to three branded pharmaceutical products acquired by the Company in the fourth quarter of 1996 and additional product development expenses incurred in developing branded and generic pharmaceutical product reformulations in 1996.

     Depreciation and amortization expense decreased $795,000, or 44.2%, to $982,000 in 1996 from $1.8 million in 1995. This decrease was primarily attributable to reduced amortization expense as a result of the disposition of the Anexsia Product Line.

  Operating Income

     Operating income decreased $17.4 million to a loss of $1.4 million in 1996 from operating income of $16.0 million in 1995 and decreased as a percentage of net revenues to (6.9%) from 63.0% in 1995. This decrease was primarily as a result of greater selling, general and administrative expenses and lost revenues and a 1995 nonrecurring gain due to the disposition of the Anexsia Product Line, offset, in part, by an increase in development revenues.

  Gain on Sale of Investment in Affiliate

     In September 1996, the Company sold its entire 6.0% interest in an affiliated, privately-held pharmaceutical company, which had been co-founded by the Company's Chief Executive Officer, for $2.0 million, resulting in a gain of $1.8 million.

  Interest Expense

     Interest expense decreased $734,000, or 36.7%, to $1.3 million in 1996 from $2.0 million in 1995, primarily due to the repayment of the Anexsia Note Payable in December 1995.

  Income Tax (Benefit) Expense

     The effective tax rate was (30.8%) in 1996. In 1995, the effective tax rate of 35.1% does not differ significantly from the federal statutory rate of 34.0%.

  Net Income

     Due to the factors set forth above, net income decreased $10.1 million, to a net loss of $240,000 in 1996 from net income of $9.9 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  General

     The Company's liquidity requirements arise from net cash used in operations, payments on outstanding indebtedness and funding of acquisitions of branded products. The Company has met its cash requirements through 1996 primarily through bank borrowings and the proceeds from the disposition of the Anexsia Product Line.

     The Company's recent cash requirements arose primarily in connection with the acquisition of branded pharmaceutical products. In 1994 the Anexsia Product Line was acquired and financed with the Anexsia Note Payable. The Anexsia Note Payable was repaid upon the completion of the disposition of the Anexsia Product Line in December 1995. In 1996 the acquisition of two branded pharmaceutical products for $7.0 million was financed with a combination of cash and seller financing. In March 1997, the Company raised $23.0 million through a combination of equity ($8.0 million) and notes payable with banks and borrowing under its revolving line of credit to finance the acquisition of the Cortisporin product line. Other product acquisitions in 1997, which totalled $6.6 million, were financed primarily with notes payable from banks and internally generated funds.

     In November 1997, the purchase price of the Glaxo Acquisition of $23.0 million was financed with a new $40.0 million term loan and a related $12.0 million revolving line of credit, which was also used to refinance all existing borrowings for product acquisitions. On February 27, 1998, the Company consummated the Sterile Products Acquisition $125.0 million which was financed with the Credit Facility. The Company also used a portion of the Credit Facility to pay off approximately $50.0 million of long-term debt which was then outstanding, including the borrowings used for the Glaxo Acquisition.

     As of March 31, 1998, the Company had available up to $10.0 million under its revolving line of credit which allows for total borrowing of up to $20.0 million.

  THREE MONTHS ENDED MARCH 31, 1998


     Net cash used in operating activities was $5.4 million for the three months ended March 31, 1998. The Company's net use of operating cash was primarily a result of increases in accounts receivable and inventory of $28.2 million offset by increases in accounts payable, accrued expenses and income taxes of $18.4 million plus net income and depreciation and amortization.


     Cash flows used in investing activities was $125.2 million due principally to the Sterile Products Acquisition for $126.1 million including the costs, fees and expenses of acquisition, and other purchases of equipment.

     Net cash provided by financing activities was $130.5 million which was a result of the Credit Facility in the amount of $167.7 million, net of $7.3 million of debt issuance costs, used to finance the Sterile Products Acquisition and to repay the $40.0 million senior secured term loan. In addition, borrowings under the revolving line of credit increased $3.8 million to fund increases in working capital.

  YEAR ENDED DECEMBER 31, 1997

     Net cash provided by operating activities was $5.0 million for the year ended December 31, 1997. The Company's net operating cash in 1997 was primarily the result of $6.6 million in net income resulting from the purchase of additional branded products, offset by $2.4 million in depreciation and amortization, additional income taxes and deferred taxes of $1.5 million, and related increases in accounts receivable, inventories, accounts payable and accrued expenses of $6.3 million, $4.8 million, $3.6 million and $2.2 million, respectively.

     Net cash used in investing activities for the year ended December 31, 1997 was $54.0 million and was the result of cash of $52.4 million paid for the acquisition of new branded product lines as well as cash of $1.4 million paid for purchases of property and equipment.


     Net cash provided by financing activities was $47.6 million, which was the result of (i) aggregate borrowings of $14.0 million to finance the acquisition of the Cortisporin product line in March 1997, other product acquisitions totaling $6.6 million financed in 1997, the refinancing of all remaining acquisition term loans along with the acquisition of six additional products for $23.0 million in November 1997, and the net increase in the revolving line of credit of $6.2 million, offset by payments on long-term debt and capital lease obligations of $23.8 million, (ii) proceeds from issuance of common shares of $8.0 million in connection with the acquisition of the Cortisporin product line and (iii) repayment on shareholder notes receivable of $2.1 million.


     As a result of the factors discussed above, cash and cash equivalents decreased from $1.4 million at December 31, 1996 to $69,000 at December 31, 1997.

  YEAR ENDED DECEMBER 31, 1996

     Net cash used in operating activities was $6.0 million for the year ended December 31, 1996. The Company's net use of operating cash in 1996 was primarily the result of a $1.4 million operating loss, excluding the $1.8 million gain on sale of investment in affiliate, offset by $1.0 million of depreciation and amortization, an increase in income taxes receivable of approximately $3.6 million resulting from federal and state tax payments made by the Company in 1996, as well as an increase in inventory of $1.9 million due to the acquisition of three branded pharmaceutical products and the internal development of a complete generic product line in the fourth quarter of 1996.

     Net cash used in investing activities for the year ended December 31, 1996 was $2.4 million and was primarily the result of cash paid of $3.3 million and $1.0 million for the acquisition of three new branded product lines and costs associated with generic pharmaceutical products as well as property and equipment purchases, respectively. Additionally, the Company received $2.0 million from the sale of its 6.0% investment in an affiliated, privately-held pharmaceutical company.

     Net cash used in financing activities was $781,000 for the year ended December 31, 1996, which was comprised of payments on the revolving line of credit and other term loans of $3.4 million and $2.8 million, respectively, offset by proceeds from a $2.5 million term loan used to finance, in part, the acquisition of certain branded pharmaceutical products and $2.8 million raised in an employee stock purchase plan and from shareholders and members of management.

     As a result of the factors discussed above, cash and cash equivalents decreased from $10.6 million as of December 31, 1995, to $1.4 million as of December 31, 1996.

  YEAR ENDED DECEMBER 31, 1995

     Net cash used in operating activities was $2.6 million for the year ended December 31, 1995 consisting primarily of net income of $9.9 million offset by the gain on sale of product line of $15.6 million. The Company's net use of operating cash in 1995 was also impacted by an increase in inventory and receivables of $1.3 million and $876,000, respectively, due to increased revenues during 1995. Additionally, the Company decreased its accounts payable and accrued expenses by $288,000 and $220,000, respectively.

     Net cash provided by investing activities was $30.3 million for the year ended December 31, 1995 which consisted primarily of the $32.0 million in proceeds received from the disposition of the Anexsia Product Line, offset by the costs of improvements to the Company's manufacturing facility.

     Net cash used in financing activities was $18.1 million for the year ended December 31, 1995, which primarily was the repayment of the $17.5 million Anexsia Note Payable. Additionally, the Company had proceeds from its revolving line of credit and other term loans of $200.8 million and $329,000, and made payments on such indebtedness of $198.4 million and $20.1 million, respectively. Further, the Company paid $100,000 to retire preferred stock and paid $8,000 dividends on such stock.

     As a result of the factors discussed above, cash and cash equivalents increased from $1.0 million at December 31, 1994 to $10.6 million at December 31, 1995.

  Certain Indebtedness and Other Matters

     As of March 31, 1998, the Company had outstanding approximately $184.9 million of long-term debt (including current portion), $1.1 million of short-term debt and $10.0 million in borrowings under its revolving line of credit agreement and term loans. Of these amounts, approximately $184.9 million were at variable rates based on LIBOR and the remainder at fixed rates. The Company has entered into a $50.0 million interest rate swap hedging transaction with a commercial bank to exchange its variable LIBOR for fixed rate interest. The Company does not believe its exposure to changes in interest rates under its remaining variable rate agreements will have a material effect on its financial condition or results of operations. Certain financing arrangements require the Company to maintain certain minimum net worth, debt to equity, cash flow and current ratio requirements.

     On February 27, 1998, the Company consummated the Sterile Products Acquisition and, in addition, acquired the Parkedale Facility and certain contract manufacturing for third parties for $125.0 million. The purchase price was financed under the Credit Facility. The Company also used a portion of the Credit Facility to pay off approximately $48.2 million of long-term debt which was then outstanding. The Credit Facility includes a six-year $20.0 million revolving line of credit, a six-year $90.0 million amortizing Tranche A term loan facility and an eight-year $85.0 million Tranche B term loan facility with customary covenants and with a floating interest rate based on either LIBOR, the prime rate, or the fed funds rate, plus an applicable margin, selected at the discretion of the Company. As of March 31, 1998, after drawing down on the new line of credit for working capital purposes, the Company had approximately $10.0 million of available borrowing capacity under the Credit Facility.

     The Company will use approximately $48.5 million of the proceeds from the Offering to prepay a portion of the borrowings under the Credit Facility and to fund future acquisitions of branded pharmaceutical products. See "Use of Proceeds," "Business -- Strategy" and "Business -- Products and Product Development."

     The Company believes that existing credit facilities and cash expected to be generated from operations are sufficient to finance its current operations and working capital requirements. However, in the event the Company makes significant future acquisitions, it may be required to raise funds in addition to those being raised in the Offering, through additional borrowings or the issuance of additional debt or equity securities. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may cause the Company to delay, scale back, or abandon some or all of its future product acquisition opportunities. See "Risk Factors -- Dependence on Acquisition of Products." At present, the Company is actively pursuing the acquisition of additional branded pharmaceutical products which may require the use of substantial capital resources. There are, however, no present agreements or commitments with respect to any such acquisitions.

  Capital Expenditures

     Capital expenditures, including capital lease obligations, were $73.6 million for the three months ended March 31, 1998 and $1.5 million, $2.2 million and $1.7 million in 1997, 1996 and 1995, respectively. The principal capital expenditures included property and equipment purchases and building improvements. The Company is anticipating total capital expenditures in 1998 to be approximately $5.0 million primarily to fund additional equipment purchases and building improvements. As a result of the Sterile Products Acquisition, the Company expects that it may need to incur additional capital expenditures over the next few years in connection with the maintenance and operation of the Parkedale Facility. While the Company currently is not able to estimate the amount of such capital expenditures, any such amounts could be material. In addition, the Company expects to increase its capital expenditures over the next few years as a part of its acquisition and growth strategy.

IMPACT OF INFLATION

     The Company has experienced only moderate raw material and labor price increases in recent years. While the Company has passed some price increases along to its customers, the Company has primarily benefited from rapid sales growth negating most inflationary pressures.

SEASONALITY

     Although the Company's business is generally non-seasonal, sales of certain of its products, such as cough/cold products, increases slightly during the winter months.

RECENT ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards (SFAS) No. 130 ("Statement 130") establishes standards for reporting and display of comprehensive income and its components (revenues, gains, expenses, losses) in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15,

1997. Management of the Company does not expect Statement 130 to have a significant impact, if any, on the Company's Consolidated Financial Statements.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131"). Statement 131 requires public business enterprises to adopt its provisions for periods beginning after December 15, 1997, and to report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. The Company is evaluating the provisions of Statement 131, but has not yet determined if additional disclosures will be required.

YEAR 2000 COMPLIANCE

     The Company is currently in the process of converting its computer systems to year 2000 compliant software. The Company does not expect that the cost of converting such systems will be material to its financial condition or results of operations. The Company believes it will be able to achieve year 2000 compliance by the end of 1999, and does not currently anticipate any material disruption in its operations as the result of any failure by the Company to be in compliance. The Company does not currently have any information concerning the year 2000 compliance status of its suppliers and customers.

                                    BUSINESS

COMPANY OVERVIEW

     The Company is a vertically integrated pharmaceutical company that manufactures, markets and sells branded and generic prescription pharmaceutical products. The Company seeks to capitalize on niche opportunities in the pharmaceutical industry created by cost containment initiatives and consolidation among large global pharmaceutical companies. The Company's strategy is to acquire branded pharmaceutical products and increase their sales by focused promotion and marketing, as well as by developing product line extensions and through product life cycle management. Product life cycle management includes competitive marketing efforts through pricing, placement, promotion and product positioning; all product development strategies; manipulation of product packaging; permutations to known or discovered formulations; extensions to product lines through acquisitions or development; utilization of intellectual property to maximize pharmaceutical product exclusivity; identification of new therapeutic indications; and evaluation of competitors and possible sources for competition.

     The Company markets a variety of branded prescription products, including a broad line of ophthalmic and other anti-infective products (including Cortisporin, Neosporin and Chloromycetin), cardiovascular products (Thalitone and Procanbid), proctology products (Anusol-HC and Proctocort), and respiratory products (including Quibron and Tussend). The Company also markets flu vaccine, hormonal products and other prescription pharmaceutical products. In addition, the Company manufactures and markets generic pharmaceutical products and companion animal health products.

     Since December 1994, the Company has acquired 30 branded pharmaceutical products, developed one product internally, divested one product and introduced seven product line extensions. In February 1998, the Company consummated the Sterile Products Acquisition, acquired the Parkedale Facility and certain manufacturing contracts for third parties for $125.0 million. The purchase price was financed through borrowings under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."


     Branded pharmaceutical products represented 70.1% and 76.4% of the net sales of the Company during the three months ended March 31, 1998 and the year ended December 31, 1997, respectively, on a pro forma basis after giving effect to the Recent Acquisitions and the Sterile Products Acquisition, in each case as if the acquisition had occurred on January 1, 1997. The Company acquired its first branded product, the Anexsia Product Line for $17.6 million in December 1994. During the 12 months following its acquisition, the Company significantly increased annual sales of the Anexsia Product Line through a combination of product development and marketing. In December 1995, the Company sold the Anexsia Product Line to Mallinckrodt for $32.0 million in cash and recognized a $13.1 million net gain.



     The Company also manufactures and markets a number of generic pharmaceutical products and companion animal products as well as a comprehensive line of nutritional supplements for companion animals. The Company markets its generic pharmaceutical products under the King Pharmaceuticals label and its companion animal health products under the Royal Vet and Show Winner tradenames.


INDUSTRY BACKGROUND

     Sales of pharmaceutical products in the United States were estimated to be in excess of $98 billion in 1996. During the past decade, the pharmaceutical industry has been faced with cost containment initiatives from government and managed care organizations and has begun to consolidate. Consolidation is being driven by a desire among pharmaceutical companies to reduce costs through economies of scale and synergies, to add previously lacking U. S. or European sales strength or to add promising product pipelines or manufacturing capabilities in key therapeutic categories.

     Industry consolidation and cost containment pressures have increased the level of sales necessary for an individual product to justify active marketing and promotion from large pharmaceutical companies. This has led large pharmaceutical companies to focus their marketing efforts on drugs with high volume sales, newer or novel drugs which have the potential for high volume sales and products which fit within core therapeutic or marketing priorities. As a result, major pharmaceutical companies increasingly have sought to divest small or non-strategic product lines, which can be profitable for niche pharmaceutical companies like the Company to manufacture and market. Since December 1994 the Company has successfully acquired 30 branded products from pharmaceutical companies including Warner-Lambert and Glaxo Wellcome.

STRATEGY

     The Company believes that its ability to identify and integrate promising branded pharmaceutical products and to leverage its marketing and manufacturing infrastructure uniquely positions the Company to continue to grow through acquisitions and internal growth. Specifically, the Company will pursue the following strategies:

        - Seek Attractively Priced Product Acquisition Opportunities. The Company generally seeks branded pharmaceutical products that (i) can benefit from focused marketing efforts in addition to product development, (ii) complement the Company's existing product lines, and
          (iii) have some patent protection or potential for market exclusivity or product differentiation.

        - Enhance Sales Through Focused Marketing Efforts. The Company currently has 100 sales representatives who market throughout the United States. This sales force is dedicated to aggressively promoting and marketing branded pharmaceutical products and is supported by telemarketers and customer service representatives who promote the Company's products in territories not currently covered by field representatives. The Company expects its sales and marketing staff to grow significantly as the Company continues to acquire additional branded pharmaceutical products.

        - Improve Margins Through Integrated Manufacturing. The Company believes that its broad integrated manufacturing capabilities enhance its ability to acquire a wide variety of pharmaceutical products, to integrate such products at attractive operating margins, and to develop product line extensions. The Company operates two manufacturing plants and currently manufactures certain of its own branded and generic products and uses its excess manufacturing capacity to contract manufacture for other pharmaceutical companies. The Company can produce a broad range of dosage forms, including sterile solutions, freeze-dried (lyophylized) products, injectables, tablets and capsules, liquids and suspensions, creams and ointments, suppositories and powders and is licensed by the DEA to procure and produce controlled substances. The Company's manufacturing capability is integrated with its support services, including quality control, quality assurance, regulatory compliance, packaging, distribution and inventory management and purchasing and production planning. These integrated services enable the Company to maintain high quality standards for its products as well as provide reliable and timely service to its customers.

        - Expand Through New Product Development. The Company's product development efforts are currently focused on developing product line extensions, which allow the Company to leverage its brand names, enhance product differentiation, create market exclusivity and minimize sales lost to generic substitution. To date, the Company has introduced seven line extensions for its acquired products.

RECENT ACQUISITIONS



     Certain information regarding the Company's material acquisitions is set forth below:



ACQUISITION(1)                DATE OF ACQUISITION   PURCHASE PRICE     SOURCE OF FUNDS(2)
--------------                -------------------   --------------     ------------------
Anexsia Transaction(3)......  December 1994         $ 17.6 million    Seller financing
Nucofed/Quibron.............  October 1996          $  7.0 million    Seller financing and
                                                                        cash from
                                                                        operations
Proctocort..................  January 1997          $  1.5 million    Bank financing
Cortisporin product line....  March 1997            $ 22.8 million    The United Company(4)
                                                                        and bank financing
Viroptic....................  May 1997              $  6.0 million    Cash from operations
Glaxo Acquisition...........  November 1997         $ 23.0 million    Bank financing
Sterile Products
  Acquisition...............  February 1998         $125.0 million(5) Credit Facility


---------------


(1) For additional information, see Note 6 to the Notes to Consolidated Financial Statements.


(2) All bank financing has been repaid or refinanced with the Credit Facility, except for the financing provided by The United Company.


(3) The Company sold the Anexsia Product Line to Mallinckrodt in December 1995 for $32.0 million in cash and reported a $13.1 million net gain.


(4) The United Company, along with certain of its affiliates, owns approximately 30.5% of the Common Stock of the Company. The Company sold 8,532,594 shares to The United Company at a per share price of $1.03 and executed a Promissory Note in the amount of $1.8 million payable to The United Company in March 1997. The proceeds were used to fund, in part, the acquisition of the Cortisporin and Pediotic product lines. See "Certain Transactions." Based on the assumed initial public offering price of $18.00, the value of the Common Stock held by The United Company and its affiliates is approximately $153.6 million.


(5) The purchase price includes the acquisition of the Parkedale Facility and certain manufacturing contracts for third parties.



PRODUCTS AND PRODUCT DEVELOPMENT


     The Company develops, manufactures, packages, markets and distributes branded and generic pharmaceutical products and companion animal health products. It also manufactures certain pharmaceutical products for other pharmaceutical companies. The Company is focused primarily on the acquisition and development of branded pharmaceuticals which are marketed through its wholly-owned subsidiary, Monarch Pharmaceuticals. Since December 1994, the Company has acquired 30 branded pharmaceutical products, developed one product internally and divested one product.

     While the Company does not intend to limit its acquisition strategy to specific therapeutic categories, its current branded pharmaceutical products can be categorized principally as follows: ophthalmic and other anti-infective products; cardiovascular products; proctology products; and respiratory products. The Company also markets flu vaccine, hormonal products and other prescription pharmaceutical products. Certain of the Company's products are:


                           COMPANY ACQUIRED FROM
PRODUCT                    AND DATE OF ACQUISITION  PRODUCT DESCRIPTION AND INDICATION
-------                    -----------------------  ----------------------------------
Ophthalmic and Other
  Anti-Infective Products
Cortisporin..............  Glaxo Wellcome           A full line of prescription antibiotic and
                           (November 1997)          anti-inflammatory formulations of ophthalmic
                                                    ointments and suspensions, otic solutions and
                                                    suspensions, and topical creams and ointments
                                                    indicated for the treatment of
                                                    corticosteroid-responsive dermatoses with secondary
                                                    infections.
Viroptic.................  Glaxo Wellcome           A sterile solution indicated for the treatment of
                           (May 1997)               ocular Herpes simplex virus, idoxuridine-resistant
                                                    Herpes and vidarabine-resistant Herpes. In November
                                                    1997, the FDA approved the expanded use of Viroptic
                                                    to include pediatric patients, ages six and above.
Neosporin(1).............  Glaxo Wellcome           A prescription strength ophthalmic ointment and
                           (November 1997)          solution indicated for the topical treatment of
                                                    ocular infections. It is also formulated as a
                                                    prescription strength genito-urinary concentrated
                                                    sterile irrigant indicated for short-term use as a
                                                    continuous irrigant or rinse to help prevent
                                                    infections associated with the use of indwelling
                                                    catheters.
Polysporin(1)............  Glaxo Wellcome           A prescription strength wide range antibacterial
                           (November 1997)          sterile ointment indicated for the topical
                                                    treatment of superficial ocular infections.
Vira-A...................  Warner-Lambert           An antiviral ointment indicated for the topical
                           (February 1998)          treatment of ocular infections caused by the Herpes
                                                    simplex virus types 1 and 2.
Chloromycetin............  Warner-Lambert           A broad spectrum antibiotic ophthalmic ointment and
                           (February 1998)          solution indicated for the treatment of serious
                                                    bacterial infections that are not responsive to
                                                    other antibiotics or when other antibiotics are
                                                    contraindicated. This product is also available in
                                                    an otic solution and sterile injectable form for
                                                    intravenous administration in the treatment of
                                                    acute infections caused by salmonella and meningeal
                                                    infections.

Cardiovascular Products
Procanbid................  Warner-Lambert           A procainamide extended-release tablet indicated
                           (February 1998)          for the treatment of documented ventricular
                                                    arrhythmia, such as sustained ventricular
                                                    tachycardia, that, in the judgment of a physician,
                                                    are life-threatening.
Thalitone................  Horus Therapeutics,      A hypertension-diuretic tablet indicated for the
                           Inc.                     management of hypertension, either alone or in
                           (December 1996)          combination with other antihypertensive drugs, and
                                                    for edema associated with congestive heart failure
                                                    and various forms of renal dysfunction.

Proctology Products
Anusol-HC(1).............  Warner-Lambert           A suppository and cream indicated for the relief of
                           (February 1998)          inflammation accompanying hemorrhoids (piles),
                                                    post-irradiation proctitis, cryptitis, and other
                                                    inflammatory conditions of the anorectum.
Proctocort...............  Solvay Pharmaceuticals,  A hemorrhoidal preparation cream with
                           Inc.                     hydrocortisone acetate which the Company has also
                           (January 1997)           developed into a suppository form.

                           COMPANY ACQUIRED FROM
PRODUCT                    AND DATE OF ACQUISITION  PRODUCT DESCRIPTION AND INDICATION
-------                    -----------------------  ----------------------------------

Respiratory Products
Quibron..................  Roberts Pharmaceutical   A respiratory preparation containing theophylline
                           Corporation              produced in capsule, tablet and sustained-release
                           (October 1996)           tablet forms; indicated for the relief, treatment
                                                    and/or prevention of asthma, chronic bronchitis,
                                                    emphysema, and similar chronic lung diseases.
Nucofed..................  Roberts Pharmaceutical   A dye-free cough/cold preparation containing
                           Corporation              codeine and pseudoephedrine hydrochloride produced
                           (October 1996)           in syrup and capsule forms; indicated for the
                                                    treatment of coughing and congestion where both are
                                                    associated with upper respiratory infections and
                                                    related conditions, such as common cold,
                                                    bronchitis, influenza and sinusitis.
Tussend..................  Not applicable           An internally developed cough/cold preparation
                                                    containing hydrocodone produced in syrup, tablet
                                                    and elixir forms; indicated for the relief and
                                                    treatment of nonproductive coughs accompanying
                                                    respiratory tract congestions due to colds, acute
                                                    respiratory infections, bronchitis, and hay fever.
Histoplasmin.............  Warner-Lambert           An aqueous solution used as an aid in the diagnosis
                           (February 1998)          of histoplasmosis (a respiratory infection due to a
                                                    fungus) and to differentiate histoplasmosis from
                                                    other myotic or bacterial respiratory infections.
Monafed..................  Not applicable           An internally developed non-narcotic cough/cold
                                                    preparation produced in sustained-release tablet
                                                    form indicated for the treatment of coughing and
                                                    related conditions associated with upper
                                                    respiratory infections, common cold, bronchitis,
                                                    influenza and sinusitis.
Other Key Products
Fluogen..................  Warner-Lambert           A trivalent vaccine for immunization against
                           (February 1998)          influenza (flu); composition of the vaccine is
                                                    determined each year by the Centers for Disease
                                                    Control and Center for Biologics Evaluation and
                                                    Research.
Septra...................  Glaxo Wellcome           An antibiotic indicated for the treatment of
                           (November 1997)          infectious diseases, including urinary tract
                                                    infections, pneumonia, enteritis and ear infections
                                                    in adults and children.
Coly-Mycin...............  Warner-Lambert           An antibiotic sterile parenteral indicated for the
                           (February 1998)          treatment of acute or chronic infections due to
                                                    sensitive strains of certain gram-negative bacteria
                                                    and a sterile aqueous suspension for the treatment
                                                    of superficial bacterial infections of the external
                                                    auditory canal.
Pitocin..................  Warner-Lambert           A sterile hormone solution used to initiate or
                           (February 1998)          improve uterine contractions during labor and to
                                                    control bleeding or hemorrhage in the mother after
                                                    childbirth.
Adrenalin................  Warner-Lambert           A sterile solution made from the active principle
                           (February 1998)          of the adrenal medulla used to relieve respiratory
                                                    distress and hypersensitivity reactions and restore
                                                    cardiac rhythm in cardiac arrest due to various
                                                    causes.
---------------
(1) The Company has exclusive licenses, free of royalty obligations, to manufacture and market prescription formulations of these products.



     For the years ended December 31, 1996 and 1997, branded pharmaceutical products accounted for 14.4% and 79.2%, respectively, of net sales of the Company. On a pro-forma basis, after giving effect to the Recent Acquisitions and the Sterile Products Acquisition in each case as if the acquisition had occurred on January 1, 1997, branded pharmaceutical products would have represented approximately 76.4% and 70.1% of net sales of the Company for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively.

     The Company is engaged in the development, manufacturing, packaging, marketing, distribution and sale of generic pharmaceutical products sold as prescription drugs. The Company currently has two generic products on the market under the FDA's enforcement policy, two other generic products subject to ANDAs which have been approved by the FDA and four ANDAs on file. The Company intends to continue to add new development projects as more pharmaceutical products lose their patent protection. For the years ended December 31, 1996 and 1997, generic products accounted for 7.7% and 3.5%, respectively, of net sales of the Company. On a pro-forma basis, after giving effect to the Recent Acquisitions and the Sterile Products Acquisition in each case as if the acquisition had occurred on January 1, 1997, generic products would have represented approximately 1.4% and 0.4% of net sales to the Company for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively.


     King Pharmaceuticals Animal Health, a division of the Company, manufactures and markets a comprehensive line of nutritional supplements for companion animals which are marketed under the Royal Vet and Show Winner tradenames. The Company is also developing a comprehensive line of over-the-counter companion animal health pharmaceutical products. For the years ended December 31, 1996 and 1997, companion animal health products accounted for 0.3% and 1.7%, respectively, of net sales of the Company. On a pro-forma basis, after giving effect to the Recent Acquisitions and the Sterile Products Acquisition in each case as if the acquisition had occurred on January 1, 1997, companion animal health products would have represented approximately 0.6% and 0.3% of net sales of the Company for the year ended December 31, 1997, and the three months ended March 31, 1998, respectively.

SALES AND MARKETING

     The Company's principal marketing focus is on the sale of branded pharmaceutical products and it currently has 100 sales representatives who market throughout the United States. The Company distributes its branded pharmaceutical products primarily through wholesale drug distributors. These products are ordinarily dispensed to the public through pharmacies on the prescription of a physician. For branded pharmaceutical products, the Company's marketing and sales promotions principally target physicians through detailing and sampling to encourage physicians to prescribe more of the Company's products. The Company markets its products to pharmacists to encourage them to fill prescriptions using the Company's products. The Company also contacts wholesalers to promote the Company's products. The sales force is supported and supplemented by telemarketing and direct mail, as well as through advertising in trade publications and representations at regional and national medical conventions. The Company's telemarketing and direct mailing efforts are performed primarily by using a computer sampling system which the Company developed to distribute samples to physicians. The Company intends to seek new markets in which to promote its product lines and will continue expansion of its field sales force as product acquisitions warrant.

     The Company also markets and sells generic pharmaceutical products as well as companion animal health products. The Company markets and sells its generic pharmaceutical products primarily to major hospitals and hospital buying groups. These products are marketed and sold primarily through six additional full-time sales representatives, telemarketing and by direct mail.

     The Company's companion animal health care products are sold to retailers such as pet store chains, grocery stores and mass merchandisers. The promotion of its companion animal health care products is focused on obtaining shelf space in retail outlets through sales representatives and direct mail advertising. PETsMart, Inc., an international operator of pet care superstores, is the principal purchaser of the Company's companion animal health care products under the Show Winner label.


     The Company is currently dependent upon a small number of customers. For the years ended December 31, 1996 and 1997, approximately 69.7% and 44.3%, respectively, of the Company's sales were attributable to three customers. These customers are wholesale drug distributors through which the Company distributes its products. The loss of any one of these customers could result in a material adverse effect on the Company's business, financial condition and results of operations. Additionally, the distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market. In addition, the number of independent drug stores and small chains has decreased as retail consolidation has occurred. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses, thereby stimulating product returns to the Company. Further consolidation or financial difficulties could also cause customers to reduce their inventory levels, or otherwise reduce purchases of the Company's products which could result in a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Customer Concentration; Consolidation of Distribution Network."

MANUFACTURING

     The Company's two manufacturing facilities are the Bristol facility, located in Bristol, Tennessee (the "Bristol Facility") and the Parkedale Facility, located in Rochester, Michigan. These facilities have in the aggregate approximately 1.0 million square feet which include manufacturing, packaging, laboratory, office and warehouse space. The Company manufactures its products and products manufactured for third parties in accordance with cGMP requirements and is licensed by the DEA to procure and produce controlled substances. The Company manufactures certain of its own branded and generic pharmaceutical products and companion animal health products as well as products owned by other pharmaceutical companies under manufacture and supply contracts which expire over periods ranging from one to five years.

     The Company can produce a broad range of dosage formulations, including sterile solutions, freeze-dried (lyophylized) products, injectables, tablets and capsules, liquids, creams and ointments, suppositories and powders. The Company believes its manufacturing capability allows it to capture higher margins and pursue product line extensions more efficiently. However, currently 13 of its product lines, including Cortisporin and five of the product lines acquired in the Glaxo Acquisition and four of the product lines acquired in the Sterile Products Acquisition, are manufactured in the same facilities in which they were previously manufactured as the Company has not yet received regulatory approval for their manufacture at its facilities. Capacity utilization is approximately 50% at the Bristol Facility and is approximately 30% at the Parkedale Facility, providing the Company with substantial capacity for future growth. The Company intends to transfer production of newly acquired branded pharmaceutical products and their product line extensions to its manufacturing facilities as soon as practicable after regulatory requirements and contract manufacturing requirements are satisfied. See "Risk Factors -- Reliance on Third-Party Manufacturers."

     In addition to manufacturing, the Company has fully integrated manufacturing support systems including quality assurance, quality control, regulatory compliance, inventory control and packaging. These support systems enable the Company to maintain high standards of quality for its products and simultaneously deliver reliable services and goods to its customers on a timely basis. Companies that do not have such support systems in-house must outsource these services.

     The Company manufactures pharmaceutical products for, among others, Amgen, Inc., Centocor, B.V., Fujisawa Pharmaceutical Company, Genentech, Inc., Genetics Institute, Inc., Hoffman-LaRoche, Inc., Mallinckrodt, Milex Products, Inc., Novartis, Roberts Pharmaceutical Corporation, Santen Incorporated and SmithKline Beecham. Contract manufacturing represented in the aggregate approximately 21.9% and 21.2% of the net sales of the Company for the three months ended March 31, 1998 and the year ended December 31, 1997, respectively, on a pro forma basis after giving effect to the Recent Acquisitions and the Sterile Products Acquisition, in each case as if the acquisition had occurred on January 1, 1997. In 1995, in conjunction with the Anexsia Transaction, the Company entered into a manufacture and supply contract with Mallinckrodt for the manufacture of the Anexsia Product Line, which provides for a guaranteed minimum manufacturing fee of $4.8 million through 1999 and renewals thereafter at the option of Mallinckrodt for up to an additional three years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     The Company requires a supply of quality raw materials and components to manufacture and package pharmaceutical products for itself and for third parties with which it has contracted. While the Company generally has not had difficulty obtaining raw materials and components from suppliers in the past, there can be no assurance that such raw materials and components will continue to be available on commercially acceptable terms in the future. Currently, the Company relies on approximately 330 suppliers to deliver the necessary raw materials and components. The loss of any one of these suppliers is not expected to have a material adverse effect on the Company's ability to acquire raw materials and components. Although the Company has no reason to believe it will be unable to procure adequate supplies of raw materials and components on a timely basis, if for any reason the Company is unable to obtain sufficient quantities of any of the raw materials or components required to produce and package its products, it may not be able to distribute its products as planned, which could have a materially adverse effect on the Company's business, financial condition and results of operations.

BACKLOG

     As of March 31, 1998, the Company had no material backlog.

RESEARCH AND DEVELOPMENT


     At the present time, the Company is not engaged in substantial clinical research activities. The Company, however, is involved in product development and continually seeks to develop extensions to its product lines and to improve the quality, efficiency and cost-effectiveness of its manufacturing processes. The Company's laboratories and product development scientists have produced several product line extensions to existing branded pharmaceutical products and secured several ANDA approvals from the FDA. The Company currently has four ANDA applications pending with the FDA. In addition, in connection with the Anexsia Transaction, the Company agreed to develop four ANDAs to be filed with the FDA on Mallinckrodt's behalf for a maximum of $2.5 million each due upon FDA approval and validation of the process. The FDA has approved all four of these ANDAs. In the event the validation process is not completed by June 13, 1998, the payment to the Company for the final approval will be reduced to $1.5 million.


GOVERNMENT REGULATION

     All aspects of the Company and its products are subject to extensive and rigorous regulation at both the federal and state levels. At the federal level, the Company is principally regulated by the FDA as well as by the DEA, the Consumer Product Safety Commission, the FTC, the U.S. Department of Agriculture, OSHA and the EPA. The FDC Act, the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the development, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products and those manufactured by and for third parties. Product development and approval within this regulatory framework requires a number of years and involves the expenditure of substantial resources.

     The Company believes that it or its contract customers have the proper FDA approvals or other marketing authority for the drugs that the Company currently produces. When the Company acquires the right to market an existing approved new drug, both it and the former application holder are required to submit certain information to the FDA. The former application holder must submit a letter stating that all rights to the application have been transferred to the Company. Simultaneously, the Company submits a form acknowledging the transfer of the application under which the drug product is manufactured and packaged, and committing to honor the agreements, promises and conditions made by the former application holder as contained in the application. The Company is also required to advise the FDA about any changes in certain conditions in the approved application as set forth in the FDA's regulations. The Company's strategy focuses on acquiring branded pharmaceutical products and transferring their manufacturing into the Company's manufacturing facilities as soon as practicable after regulatory requirements are satisfied. In order to transfer manufacturing of the acquired branded products, the Company must demonstrate, by filing information with the FDA, that it can manufacture the product in accordance with the specifications and conditions of the approved NDA. With the recent FDA guidelines on Scale-Up and Post-Approval Changes ("SUPAC") guidelines, the regulatory filing and approval timelines on transfer of products from the former application holder's facilities into the Company's facilities have been shortened. The FDA has published SUPAC guidelines for immediate release and modified release, solid oral dosage forms and semi-solid products. Guidelines for sterile aqueous dosage forms exist only in draft format. These guidances provide recommendations to holders of drug applications who intend, during the post-approval period, to change: (i) the components or composition of a drug product under an approved application; (ii) the site of manufacture; (iii) the scale-up or scale-down of manufacture; and/or
(iv) the manufacturing processes or equipment used in an approved application. Federal regulations permit the Company to make changes to an approved application in accordance with a guideline, notice, or regulation published in the Federal Register that provides for a less burdensome notification of the change.

     The FDA regulatory regime applicable to the Company's generic pharmaceutical products depends, on whether the branded drug is the subject of an approved NDA or is marketed pursuant to the FDA's enforcement policy. If the pharmaceutical product to be offered as a generic version of a branded product is the subject of an approved NDA, the generic product must be the subject of an ANDA and must be approved by the FDA prior to marketing. Pharmaceutical products produced by any manufacturer and marketed in accordance with the FDA's enforcement policy are not subject to ANDA filings and approval prior to replication and introduction to the market.


     Companion animal drug products manufactured and sold by the Company also must be the subject of an FDA approved new animal drug application ("NADA") or abbreviated new animal drug application ("ANADA") before they may be marketed in the United States. Certain companion animal drug products currently are not required to be the subject of an approved NADA and may be marketed pursuant to an FDA regulatory enforcement policy permitting continued marketing of those animal drugs until the FDA determines whether they are safe and effective.


     The FDA also mandates that drugs be manufactured, packaged and labeled in conformity with cGMP. In complying with cGMP regulations, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure that the product meets applicable specifications and other requirements to ensure product safety and efficacy. The FDA periodically inspects drug manufacturing facilities to ensure compliance with applicable cGMP requirements. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product or voluntary recall of a product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

     The federal government has extensive enforcement powers over the activities of pharmaceutical manufacturers, including authority to withdraw product approvals, commence actions to seize and prohibit the sale of unapproved or non-complying products, to halt manufacturing operations that are not in compliance with cGMP, and to impose civil monetary penalties and seek criminal penalties. Such a restriction or prohibition on sales or withdrawal of approval of products marketed by the Company could materially adversely affect the Company's business, financial condition and results of operation.

     While the Company believes that all of its current pharmaceutical products are legally marketed under applicable FDA enforcement policies or have received requisite government approvals for manufacture and sale, such marketing authority is subject to revocation by the applicable government agencies. In addition, modifications or enhancements of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to a lengthy application process. The Company's manufacturing facilities are continually subject to inspection by such governmental agencies and its manufacturing operations could be interrupted or halted in any such facilities if such inspections prove unsatisfactory.

     The Company also manufactures and sells drug products which are "controlled substances" as defined in the Controlled Substances Act, which establishes certain security and record keeping requirements administered by the DEA, a division of the Department of Justice. The DEA has a dual mission -- law enforcement and regulation. The former deals with the illicit aspects of the control of abusable substances and the equipment and raw materials used in making them. The DEA shares enforcement authority with the Federal Bureau of Investigation, another division of the Department of Justice. The DEA's regulatory responsibilities are concerned with the control of licensed handlers of controlled substances, and with the substances themselves, equipment and raw materials used in their manufacture and packaging, in order to prevent such articles from being diverted into illicit channels of commerce. The Company has not experienced restrictions or fines for non-compliance with the foregoing regulations but no assurance can be given that restrictions or fines which could have a material adverse effect upon the Company's business, financial condition and results of operations will not be imposed upon the Company in the future.

     State law generally controls the determination of who will be entitled to registration under the Controlled Substances Act. In most cases, the DEA is required by the Controlled Substances Act to register an entity to handle controlled substances if the entity is licensed by a state to practice a profession involving the possession or manufacture of controlled substances. The Company maintains appropriate licenses and certificates with the States of Tennessee and Michigan in order to engage in pharmaceutical development, manufacturing and distribution.

     The Company is licensed by the DEA to manufacture and distribute controlled substances in Schedules II-V. The Schedules are used to classify substances by various criteria. The Controlled Substances Act lists the following criteria for
Schedule II substances; (i) a high potential for abuse; (ii) a currently accepted medical use in treatment in the United States or a currently accepted medical use with severe restrictions; and (iii) abuse of the drug may lead to severe psychological or physical dependence. Schedule III substances are characterized by: (i) a potential for abuse less than substances in Schedules I and II; (ii) currently accepted medical use for treatment in the United States; and (iii) abuse of the drug may lead to moderate or low physical dependence or high psychological dependence. Schedules IV and V continue to use the same criteria in decreasing order of potential for abuse or misuse.

     In connection with the use of sampling of pharmaceutical products to prescribing physicians, the Company's activities are subject to the Prescription Drug Marketing Act ("PDMA") which permits regulation of such activities at both the federal and state level. Under PDMA and its implementing regulations, states are permitted to require registration of manufacturers and distributors who provide sample pharmaceuticals even if such manufacturers or distributors have no place of business within the state and states are also permitted to adopt regulations limiting the distribution of sample products to licensed practitioners. PDMA also imposes extensive licensing, personnel record keeping, packaging, quantity, labeling, product handling and facility storage and security requirements intended to prevent sale of sampled pharmaceutical products or other diversions from their intended use.

     The Company may also be subject to fees under the FDA Modernization Act of 1997 ("FM Act") The FM Act authorizes the FDA to collect three types of user fees for prescription drugs through fiscal year 2002. Fees are imposed on: (i) certain types of applications for approval of drug and biologic products, (ii) certain establishments where such products are made, and (iii) certain products. Fees for applications, establishments, and products are determined by the FDA using criteria delineated in the statute. To date, the Company has paid fees of approximately $139,000.

     The Parkedale Facility is one of six Warner-Lambert facilities subject to a Consent Decree of Permanent Injunction issued August 1993 in United States of America v. Warner-Lambert Company and Melvin R. Goodes and Lodewijk J.R. DeVink (U.S. Dist. Ct., Dist. of N.J.) ("Consent Decree"). The Consent Decree prohibits the manufacture and delivery of specified drug products produced at any of the six sites unless, among other things, the products conform to current good manufacturing regulations and are produced in accordance with an approved ANDA, NDA or IND. The Parkedale Facility was not the cause of the Consent Decree but was included as one of the six Warner-Lambert facilities. Specifically, at the Parkedale Facility, a neutral third party expert must certify that the laboratories and laboratory personnel are in compliance with federal regulations and gain FDA authorization to begin distribution of any new products. Under its terms, a petition for relief from the Consent Decree may be filed in August 1998, unless the FDA notifies Warner-Lambert that there has been a significant failure to comply with certain federal regulations and approved drug applications of certain pharmaceutical products. The FDA has confirmed to the Company that the FDA does not intend to seek a court order to amend the Consent Decree to add the Company as a party to the Consent Decree as a result of the Company's acquisition of the Parkedale Facility and the Company may petition for, and if appropriate, obtain relief under and from the Consent Decree solely with respect to the Parkedale Facility without regard to the status of Warner-Lambert's remaining facilities and products. Management of the Company believes the Parkedale Facility is in compliance with the requirements of the Consent Decree and intends to petition for relief from the Consent Decree as soon as possible in August 1998. As a result of an FDA inspection in March and April 1998, the Company received an FDA Form 483 with respect to the Parkedale Facility. The Company is in the process of responding to the FDA. For the three months ended March 31, 1998, approximately 43.2% of the Company's revenues, on a pro forma basis, were attributable to the Parkedale Facility excluding products that are not manufactured at the Parkedale Facility for the Company.


     The Company cannot determine what effect changes in regulations or legal interpretations, when and if promulgated, may have on its business in the future. Changes could, among other things, require expanded or different labeling, the recall or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. Such changes, or new legislation, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Government Regulation; Consent Decree."

ENVIRONMENTAL MATTERS

     The Company's operations are subject to substantial and evolving federal, state and local environmental laws and regulations concerning, among other things, the generation, handling, storage, transportation, treatment and disposal of toxic and hazardous substances. The Company believes that its facilities are in substantial compliance with all provisions of federal, state and local laws concerning the environment and does not believe that future compliance with such provisions will have a material adverse effect on its financial condition or results of operations. In response to changes in environmental laws, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future.

     Under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the EPA has the authority to impose joint and several liability for the remediation of contaminated properties upon generators of waste, current and former site owners and operators, transporters and other potentially responsible parties, regardless of fault or the legality of the original disposal activity. Many states, including Tennessee and Michigan, have statutes and regulatory authorities similar to CERCLA and to the EPA. The Company has hazardous waste hauling agreements with licensed third parties to properly dispose of its hazardous substances. There can be no assurance, however, that the Company will not be found to be potentially responsible under CERCLA for the costs of undertaking a clean up at a site to which its waste products were transported. See "Risk Factors -- Government Regulation; Consent Decree."

COMPETITION

     The Company competes with other pharmaceutical companies for product and product line acquisitions. These competitors include Jones Medical Industries, Inc., ICN Pharmaceuticals, Inc., Dura Pharmaceuticals, Inc., Medicis Pharmaceutical Corporation, Forest Laboratories, Inc., Watson Pharmaceuticals, Inc. and other companies which also acquire branded pharmaceutical product lines from other pharmaceutical companies. Additionally, since the Company's products are generally established and commonly sold, they are subject to competition from products with similar qualities. The Company's branded pharmaceutical products may be subject to competition from alternate therapies during the period of patent protection and thereafter from generic equivalents. The manufacturers of generic products typically do not bear the related research and development costs and consequently are able to offer such products at considerably lower prices than the branded equivalents. There are, however, a number of factors which enable products to remain profitable once patent protection has ceased. These include the establishment of a strong brand image with the prescriber or the consumer, supported by the development of a broader range of alternative formulations than the manufacturers of generic products typically supply. As is the case for the pharmaceutical industry in general, the introduction of new products and processes by competitors may affect pricing levels or result in product replacement for existing products, and there can be no assurance that any of the Company's products may not become outmoded, notwithstanding patent or trademark protection. In addition, increasing governmental and other pressure towards the dispensing of generic pharmaceutical products in substitution for branded pharmaceutical products may increase competition for products no longer covered by patents. The Company's branded pharmaceutical products compete primarily with products of other pharmaceutical companies, including large global pharmaceutical companies. These competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than the Company. Moreover, such competitors may offer broader product lines and have greater name recognition than the Company. There can be no assurance that the Company's competitors will not acquire branded pharmaceutical products which the Company desires or will not develop or market products that are more effective or commercially attractive than the Company's current or future products or that would render the Company's products obsolete. There can be no assurance that the Company will have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully. See "Risk Factors -- Competition; Uncertainty of Technological Change."

PATENTS, TRADEMARKS AND PROPRIETARY PROPERTY

     The Company considers the protection of discoveries in connection with its development activities important to its business. The Company intends to seek patent protection in the United States and selected foreign countries where deemed appropriate. The Company owns U.S. Patents covering the raw materials or processes used in the manufacture of Thalitone and Procanbid. These patents expire in 2007 and 2014, respectively. The Company also has a paid-up and non-exclusive license to certain other patent rights owned or controlled by Bristol-Myers Squibb which is used in the manufacture of Quibron. The Company has also applied for patents for an analysis test and a certain manufacturing process for another product. There can be no assurance that the issued patent or subsequent patents, if issued, will adequately protect the Company's design or that such patents will provide protection against infringement claims by competitors. There can be no assurance that additional patents will be obtained covering the Company's products or that, if issued or licensed to the Company, the patents covering the Company's products will provide substantial protection or be of commercial benefit to the Company. The Company also relies upon trade secrets, unpatented proprietary know-how and continuing technological innovation, where patent protection is not believed to be appropriate or attainable, to develop its competitive position. The Company enters into confidentiality agreements with certain of its employees pursuant to which such employees agree to assign to the Company any inventions relating to the Company's business made by them while employed by the Company, as well as certain confidentiality agreements related to the acquisition of its product lines. There can be no assurance, however, that any confidentiality agreement entered into by the Company with employees or third parties will not be breached, that the Company will have adequate remedies for any breach, that others may not acquire or independently develop similar technology or, if patents are not issued with respect to products arising from research, that the Company will be able to maintain information pertinent to such research as proprietary technology or trade secrets.

     There can be no assurance that the Company's technology does not infringe upon any valid claims of patents owned by others. If the Company were found to be infringing on a patent held by another, the Company might have to seek a license to use the patented technology. There can be no assurance that, if required, the Company would be able to obtain such a license on terms acceptable to the Company, if at all. If a legal action were to be brought against the Company, or its licensors, the Company could incur substantial costs in defending itself, and there can be no assurance that such action would be resolved in the Company's favor. If such a dispute were to be resolved against the Company, the Company would be subject to significant damages and the testing, manufacturing or sale of one or more of the Company's products or proposed products, if developed, could be enjoined.

     No assurance can be given as to the degree of protection any patents will afford, whether patents will be issued or whether the Company will be able to avoid violating or infringing upon patents issued to others. Despite the use of confidentiality agreements, which themselves may be of limited effectiveness, it may be difficult for the Company to protect its trade secrets.

     The Company has exclusive licenses expiring June 2036 for the prescription formulations of Neosporin(R) and Polysporin(R) and a license expiring February 2038 for the prescription formulation of Anusol-HC(R). Such licenses are subject to early termination in the event the Company breaches its obligations under the license agreement related to these branded pharmaceutical products. For example, the licenses would be subject to early termination if the Company fails to meet specified quality control standards, including cGMP with respect to the products, or commits a material breach of other terms and conditions of the licenses which would have a significant adverse effect on the uses of the licensed products retained by the licensor, which would include among other things, marketing products under these trade names outside the prescription field. See "Risk Factors -- Early Termination of Certain Licenses."

     The branded products sold by the Company are sold under a variety of trademarks. While the Company believes that it has valid proprietary interests in all currently used trademarks, only certain of the trademarks are registered with the U.S. government, including those for its principal branded pharmaceuticals Coly-Mycin-M(R), Fluogen(R), Procanbid(R), Anusol-HC(R), Cortisporin(R), Neosporin(R), Septra(R), Proctocort(R), Thalitone(R), Pediotic(R) and Viroptic(R). Additionally, trademark applications for Monarchpharm(TM), Show Winner(TM) and Monafed(TM) are pending. The Company intends to market products under the following trademarks: Arthose Chews(TM), Vetrin(TM), Monahist(TM) and Virtopic(TM). The Company also owns or has pending the Pro-Kemadrin(R) and Petrin(TM) trademarks and owns the registered service mark Secure-A-Sample(R).

EMPLOYEES

     As of March 31, 1998, the Company employed 894 full-time and 24 part-time persons. Of such employees, 352 employed at the Parkedale Facility, representing approximately 39% of the employees of the Company, are covered by a collective bargaining agreement with the Oil, Chemical & Atomic Workers, International Union which expires February 28, 2003. The Company believes its employee relations are good. The Company employs a full-time Chaplain and offers as part of its employee benefits package access to additional counseling services.

LITIGATION

     Many distributors and marketers of anorexigenic drugs have been subject to claims relating to the use of these drugs, many of which purport to be class actions. The Company is a co-defendant only in the suits described below, but expects it may be named in additional lawsuits related to the Company's production of an anorexigenic drug under contract for SmithKline Beecham.

     The actions generally have been brought by individuals in their own right or on behalf of putative classes of persons who claim to have suffered injury or who claim that they may suffer injury in the future due to use of one or more anorexigenic drugs including phentermine. Plaintiffs' allegations of liability are based on various theories of recovery, including, but not limited to, product liability, strict liability, negligence, various breaches of warranty, conspiracy, fraud, misrepresentation and deceit. These lawsuits typically allege that the short and long-term use of certain anorexigenic drugs, independently or in combination (including the combination of fenfluramine and phentermine popularly known as "fen/phen"), causes, among other things, primary pulmonary hypertension, valvular heart disease and/or neurological dysfunction. In addition, some lawsuits allege emotional distress caused by the purported increased risk of injury in the future. Plaintiffs typically seek relief in the form of monetary damages (including economic losses, medical care and monitoring expenses, loss of earnings and earnings capacity, other compensatory damages and punitive damages), generally in unspecified amounts, on behalf of the individual or the class. In addition, some actions seeking class certification ask for certain types of purportedly equitable relief, including, but not limited to, declaratory judgments and the establishment of a research program or medical surveillance fund. On December 10, 1997, the federal Judicial Panel on Multidistrict Litigation issued an Order allowing for the transfer or potential transfer of the federal actions to the Eastern District of Pennsylvania for coordinated or consolidated pretrial proceedings.

     Except as described below, the Company has not been a party to litigation or other legal proceedings. The Company has been named in six lawsuits in connection with the Company's manufacture of phentermine, an anorexigenic, under contract for SmithKline Beecham and its use in combination with other drugs. In October 1997, the Company was named one of many co-defendants in a purported class action filed in the Superior Court of the State of Washington. The suit does not demand monetary damages but seeks court-supervised, defendant-funded, medical monitoring to detect the existence of cardiac valvular disease alleged to have arisen from the ingestion of the combination of drugs by residents of the State of Washington. In February 1998, the Company was named as a defendant in an action in Jefferson Circuit Court, Louisville,

Kentucky and a suit in Circuit Court of Montgomery County, Alabama, both of which demand damages in an unspecified amount. In March 1998, the Company was named as a co-defendant in three additional actions. A suit in the Supreme Court of New York, County of Suffolk, demands compensatory damages of $30.0 million and punitive damages of $20.0 million. A suit in the Montana Eleventh Judicial District Court, Flathead County, demands an unspecified amount of general and special compensatory damages. A suit in the Superior Court of the State of California, County of Los Angeles, demands damages in an unspecified amount.

     While the Company cannot predict the outcome of these suits, the Company believes that the claims against it are without merit and intends to vigorously pursue all defenses available to it. The Company is being indemnified in all of these suits by SmithKline Beecham for which it manufactures the anorexigenic product, provided that neither the lawsuit nor the associated liabilities are based upon the independent negligence or intentional acts of the Company, and intends to submit a claim for all unreimbursed costs to its product liability insurance carrier. However, in the event that SmithKline Beecham is unable to satisfy or fulfill its obligations under the indemnity, the Company would have to defend the lawsuit and be responsible for damages, if any, which are awarded against it or for amounts in excess of the Company's product liability coverage. See "Risk Factors -- Product Liability; Product Recall; Product Returns."

PROPERTIES

     The Company owns its manufacturing facilities in Bristol, Tennessee and Rochester, Michigan which consist of, in the aggregate, approximately 1.0 million square feet. These facilities include space for manufacturing, packaging, laboratories, offices and warehouse. The Company believes these facilities are adequate for the conduct of its operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES

     The executive officers, directors and key employees of the Company are as follows:


                   NAME                     AGE   POSITION HELD
                   ----                     ---   -------------
John M. Gregory(2)........................  45    Chairman of the Board of Directors and Chief
                                                    Executive Officer
Jefferson J. Gregory......................  42    President and Chief Operating Officer of King
                                                    Pharmaceuticals, Inc. and of Parkedale
                                                    Pharmaceuticals and Director
Joseph R. Gregory(1)......................  44    Vice Chairman of the Board of Directors of the
                                                   Company, President and Chief Operating Officer of
                                                   Monarch Pharmaceuticals
Brian G. Shrader..........................  29    Chief Financial Officer
James E. Gregory..........................  47    Executive Vice President, General Manager (Bristol)
                                                    and Production/Administration
R. Henry Richards, M.D....................  53    Executive Vice President, Medical Affairs
John P. McCoy.............................  49    Executive Vice President, Quality
Terri D. White-Gregory....................  35    Executive Vice President, Financial Analyst
John A. A. Bellamy........................  36    Executive Vice President, Legal Affairs and General
                                                    Counsel
Ronald C. Siegfried.......................  56    Executive Vice President, Development
Steven M. Samet...........................  48    Executive Vice President, General Manager
                                                    (Parkedale)
Kyle P. Macione...........................  34    Executive Vice President, Investor Relations
Michael R. Hilton.........................  51    Vice President, Sales and Marketing
Thomas K. Rogers, III.....................  44    Vice President, Regulatory Affairs
Norman T. Miller..........................  64    Senior Director, Regulatory Affairs (Compliance)
Ernest C. Bourne..........................  57    Director
Lois A. Clarke(3).........................  53    Director
Frank W. DeFriece, Jr.(1)(2)(3)...........  77    Director
D. Greg Rooker(1)(2)(3)...................  51    Director
Ted G. Wood...............................  60    Director


---------------

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Stock Option Committee.

     John M. Gregory has served as Chairman of the Board of Directors since the Company's inception in 1993 and Chief Executive Officer since 1994. He previously co-founded GIV and served as President of GIV from 1984 through 1994. Prior to co-founding GIV, he was the owner and registered pharmacist of a pharmacy located in Bastian, Virginia. He graduated from the University of Maryland School of Pharmacy with a B.S. in Pharmacy in 1976.

     Jefferson J. Gregory has served as President and Chief Operating Officer of King Pharmaceuticals, Inc., since 1993, and has served as a Director since 1995. He was formerly the Director of Regulatory Affairs and Product Information for GIV from 1991 to 1993 and was a consultant to the pharmaceutical industry from 1989 to 1991. He formerly served as a registered pharmacist in retail pharmacies in the Washington D.C. and

Baltimore, Maryland metropolitan areas. He graduated from the University of Maryland School of Law with a Juris Doctor in 1985, University of Maryland School of Pharmacy with a B.S. in Pharmacy in 1979, and Montgomery College with an Associate of Arts in 1976.

     Joseph R. Gregory has served as President and Chief Operating Officer of Monarch Pharmaceuticals since 1994, has served as a Director since 1993 and as Vice Chairman of the Board of Directors of the Company since December 1997. Prior to joining the Company, he was the Chief Operating Officer of GIV from 1987 to 1994 and also served as the President of Insource/Williams, Inc., a GIV subsidiary, from 1989 to 1994. He previously served as President of The Buying Group Network/A Service of Pharmacist Shared Services. He graduated from the University of Maryland School of Business with a B.S. in Business Administration in 1977.

     Brian G. Shrader, CPA, has served as Chief Financial Officer since 1993. He was formerly the Manager of Accounting for GIV from 1990 to 1993. He is a current member of the Virginia Society of CPA's. He graduated from the Virginia Polytechnic Institute and State University with a B.S. in Accounting in 1990 and a Masters of Accountancy in 1991.

     James E. Gregory as served as Executive Vice President, General Manager (Bristol) and Production/Administration since February 1995. Previously, he was the Deputy Executive Officer of the Washington D.C. Court system from 1990 through 1995 and a senior administrator with that court from 1987 to 1990. He was responsible for managing all business affairs for another major urban court system in Phoenix, Arizona from 1982 to 1985 and was the Deputy County Recorder for Maricopa County (Phoenix) from 1985 to 1987. Through management consulting firms, he provided administrative systems consulting services to various state court systems from 1973 to 1982. He graduated from American University with a Masters of Public Administration in 1979 and the University of Maryland with a B.A. in History in 1973.

     R. Henry Richards, M.D. has served as Executive Vice President of Medical Affairs since 1994. He also was the Medical Director/Director of Managed Care for GIV during 1993. He served as the Vice President Medical Director for Medical Dimensions, Inc. from 1991 to 1993, after having served as a M.D. in private practice (Internal Medicine, Hypertension and Nephrology) since 1976. He was also the Medical Director for the Hypertension Medical Clinic of San Jose and Review Services Inc., Resource Consultant for Health Strategies in San Jose, was associated with Samaritan Kidney Medical Associates, San Jose and Medical Director, Hospital Private Review in Campbell, California. Dr. Richards graduated from the University of Maryland with a M.D. in 1971, the Atlantic Christian College with a B.S. in Biology in 1966, and Montgomery College with an Associate of Arts in 1963.

     John P. McCoy has served as Executive Vice President of Quality since 1994. He previously served as the Director of Total Quality Management/Marketing/Logistics, Material Management and Planning for Connaught Laboratories in Swiftwater, Pennsylvania from 1986 to 1993. He was the Group Manager, Logistics Services Manager and Manufacturing Planner for McNeil Pharmaceuticals from 1982 to 1986; Distribution Planning Manager from 1979 to 1982; and Manager, Marketing/Sales Systems, Distribution Center Manager and Traffic Manager from 1971 to 1979. He graduated from Pennsylvania State University with a B.S. in Business in 1970, and he also completed graduate work at the University of Pennsylvania from 1983 to 1986.

     Terri D. White-Gregory, CPA, has served as Executive Vice President/Financial Analyst and Business Development since 1996. She served as a financial analyst for Westinghouse Electric in 1995 and as a consultant and sole proprietor in public accounting from 1994 to 1996. From 1988 to 1993, she was an audit manager and supervisor in the Emerging Business Services Group of Coopers & Lybrand L.L.P., in Washington D.C. and Roanoke, Virginia and was a senior associate on the audit staff of Ernst & Young LLP in Columbia, South Carolina from 1985 to 1988. She graduated from The Ohio State University with a B.S. in Business Administration in 1985.

     John A. A. Bellamy has served as Executive Vice President of Legal Affairs and General Counsel since February 1995. He was formerly a corporate attorney with the law firm of Hunter, Smith & Davis in Kingsport, Tennessee from 1990 to 1995. He graduated from the University of Tennessee College of Law with a J.D. with Honors in 1990, and graduated Summa Cum Laude with Honors in Independent Study from King College in 1984 with a B.A. degree in Classics and English. He is a member of the Licensing Executives Society.

     Ronald C. Siegfried has served as Executive Vice President of Development, Vice President of Development, Technical Services and Manufacturing since December 1993. He previously served as Director of Manufacturing for RSR Laboratories, Inc. ("RSR Laboratories"), from 1990 to 1993, was the Manager of Manufacturing and a Product Development Chemist for Beecham Laboratories from 1972 to 1990, and was a Product Development Chemist for Bristol Laboratories, a division of Bristol-Myers Squibb from 1964 to 1972. He graduated from the Rochester Institute of Technology with a B.S. in Chemistry in 1964.


     Steven M. Samet has served as Executive Vice President, General Manager (Parkedale Facility) since its acquisition by the Company in February 1998. For the 12 years prior, he served as Vice President, General Manager of Parke-Davis Sterile Products Operations, overseeing both Rochester, Michigan and Dublin, Ireland operations. From 1973 to 1986, he held various operations positions with both Elkins-Sinn, Inc. and Sterling Drugs. He received an M.B.A. from the Michigan State Advanced Management Program in 1989 and a B.S. in Biology from the State University of New York in 1972.


     Kyle P. Macione has served as Executive Vice President, Investor Relations since January 1998 and as Corporate Counsel since March 1996. He was formerly a corporate attorney with the law firm of Elliott Lawson & Pomrenke in Bristol, Virginia from 1992 to 1996. He graduated from Washington & Lee University School of Law with a Juris Doctor in 1991, University of Alabama with a Masters of Accountancy in 1987, and University of Mississippi with a Bachelor of Accountancy in 1986. He is a Certified Public Accountant and licensed to practice law in Tennessee and Virginia.

     Michael R. Hilton has served as Vice President of Sales and Marketing and Director of Marketing since July 1995. From 1991 to 1995, he served in the capacity of Vice President -- Marketing and Business Development and marketing director for Richwood Pharmaceuticals, KV Pharmaceuticals and RSR Laboratories. From 1973 to 1990 he served in various sales and marketing and public relations positions with Beecham Laboratories. He graduated from Ferris State University with a B.S. in Marketing in 1970.

     Thomas K. Rogers, III has served as Vice President, Regulatory Affairs, since April 1997. He previously served as Director of Regulatory Affairs from 1995 to 1997 and as Manager of Regulatory Affairs from 1994 to 1995. Prior to joining the Company, he served RSR Laboratories as Manager of Scientific Development from 1991 to 1993, and Manager of Quality Assurance from 1990 to 1991. He served Beecham Laboratories as Manager of Quality Assurance from 1988 to 1990 and as Microbiologist from 1979 to 1988. He graduated from East Tennessee State University with a M.S. in Microbiology in 1977 and from Milligan College with a B.S. in Biology in 1975.

     Norman T. Miller has served as Senior Director, Regulatory Affairs (Compliance), since December 1993. He previously served as a Research Compliance Specialist and as acting Director of Compliance for Beecham Laboratories from 1988 to 1990. From 1990 to 1993 he served as Manager of Regulatory Affairs for RSR Laboratories. Prior to 1988, he served as Resident-in-Charge, Senior Investigator and Inspector for the FDA for 28 years. He graduated from South Dakota State University with a M.S. in Animal Science-Biochemistry minor in 1960 and a B.S. in Animal Husbandry in 1958.

     Ernest C. Bourne has served as a Director since October 1997. He has been employed since 1968 with Bourne & Co., Inc., an investment banking firm, where he currently serves as President.

     Lois A. Clarke has served as a Director of the Company since April 1997. Presently she is Executive Vice President and Chief Financial Officer of The United Company in Bristol, Virginia, one of the Company's principal shareholders. She also serves as President of United Investment Corporation, a registered investment advisor, and an affiliate of The United Company. Ms. Clarke has been with The United Company since 1971 and has been responsible for financial matters of the Company. She is a graduate of McClains College with a degree in Accounting.

     Frank W. DeFriece, Jr. has served as a Director of the Company since October 1997. He has served as President, Vice President, Fund Administrator and Board member of the Massengill De Friece Foundation, Inc. since 1950. Since 1946 he served in various capacities with the S.E. Massengill Company. He served as President of the S.E. Massengill Company from 1960 to 1971 when the company was purchased by Beecham, Inc. From 1971 to 1973, he served as Board Member Vice Chairman of Beecham, Inc. He graduated from Roanoke College with a B.S. in Chemistry in 1946.

     D. Greg Rooker has served as a Director of the Company since October 1997. Mr. Rooker is the owner and President of Family Community Newspapers of Southwest Virginia, Inc., Wytheville, Virginia ("FCN"). FCN consists of five community newspapers and a national monthly motor sports magazine. Mr. Rooker is a graduate of Northwestern University with a degree in Journalism.

     Ted G. Wood has been a Director of the Company since April 1997. Presently, he is affiliated with The United Company in Bristol, Virginia, one of the Company's principal shareholders. From 1992 to 1993, he was President of Boehringer Mannheim Pharmaceutical Corporation in Rockville, Maryland. From 1993 to 1994 he was President of KV Pharmaceuticals in St. Louis, Missouri. From 1975 to 1991, he was employed by SmithKline Beecham where he served as President of Beecham Laboratories from 1988 to 1989 and Executive Vice President of SmithKline Beecham from 1990 to 1991. He served as account supervisor at Frank
J. Corbett, Inc. in Chicago, Illinois from 1972 to 1974. From 1962 to 1971, he held various sales and marketing management positions with The Dow Chemical Company. He graduated from the University of Kentucky with a B.S. in Commerce in 1960. In 1986 he completed the Advanced Management Program at Harvard University.

     Messrs. John, Joseph, Jefferson, and James Gregory, and R. Henry Richards, M.D., are brothers. Ms. Terri D. White-Gregory is the spouse of Jefferson Gregory.

COMPENSATION OF DIRECTORS

     Directors of the Company do not currently receive any fees for serving in such capacity.

CLASSIFICATION OF BOARD OF DIRECTORS

     Pursuant to the Company's Bylaws, the Board of Directors is divided into three classes of directors each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of the Company's shareholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of the Company by a proxy contest since such third party would be required to have its nominees elected at two separate meetings of the Board of Directors in order to elect a majority of the members of the Board of Directors. See "Risk Factors -- Certain Charter, Bylaws and Statutory Provisions; Rights Agreement."

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has appointed an Audit Committee, a Compensation Committee and a Stock Option Committee.

     Audit Committee.  The Audit Committee, which currently consists of Joseph
R. Gregory, D. Greg Rooker and Frank W. DeFriece, Jr., has the authority and responsibility to hire one or more independent public accountants to audit the Company's books, records and financial statements and to review the Company's systems of accounting (including its systems of internal control); to discuss with such independent accountants the results of such audit and review; to conduct periodic independent reviews of the systems of accounting (including systems of internal control); and to make reports periodically to the Board of Directors with respect to its findings.

     Compensation Committee. The Compensation Committee, which currently consists of John M. Gregory, Frank W. DeFriece, Jr. and D. Greg Rooker, is responsible for reviewing and approving compensation for the executive officers.

     Stock Option Committee. The Stock Option Committee, which currently consists of Lois A. Clarke, Frank W. DeFriece, Jr. and D. Greg Rooker, is responsible for administering, and determining awards under, the Company's 1997 Incentive and Nonqualified Stock Option Plan for Employees.

DIRECTORS AND OFFICERS' INSURANCE


     The Company maintains liability insurance for its directors and officers in the aggregate amount of $10.0 million, subject to a $25,000 deductible loss per occurrence payable by the Company. Upon the consummation of this offering, the Company intends to increase its liability insurance for its directors and officers up to an aggregate amount of $20.0 million.


EXECUTIVE COMPENSATION

     The following table summarizes all compensation earned by the Company's Chief Executive Officer and by each of the Company's four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to the Company during the year ended December 31, 1997.

                           SUMMARY COMPENSATION TABLE

                                                          ANNUAL COMPENSATION
                                                      ---------------------------       ALL OTHER
            NAME AND PRINCIPAL POSITION               YEAR   SALARY($)   BONUS($)   COMPENSATION($)(1)
            ---------------------------               ----   ---------   --------   ------------------
John M. Gregory.....................................  1997    360,918        -0-          4,800
  Chairman of the Board and Chief Executive Officer
Jefferson J. Gregory................................  1997    265,854        -0-          4,800
  President and Chief Operating Officer, King
  Pharmaceuticals, Inc. and Parkedale
  Pharmaceuticals
Joseph R. Gregory...................................  1997    242,588        -0-          4,800
  President and Chief Operating Officer, Monarch
  Pharmaceuticals
Brian G. Shrader....................................  1997    137,243    101,475          3,978
  Chief Financial Officer
R. Henry Richards, M.D..............................  1997    218,189      4,000          4,800
  Executive Vice President, Medical Affairs

---------------

(1) All Other Compensation reflects the Company's matching contributions to the Company's 401(k) plan.

STOCK OPTION PLANS

     Incentive and Nonqualified Stock Option Plan. In October 1997, the Company adopted the 1997 Incentive and Nonqualified Stock Option Plan for Employees (the "Plan") pursuant to which a committee of the Board of Directors ("Stock Option Committee") may grant incentive stock options (within the meaning of the Internal Revenue Code of 1986, as amended (the "Code")) and nonqualified options (collectively, the "Options") to employees of the Company for the purchase of Common Stock. The Plan is intended to provide incentives to, and rewards for employees of the Company who have contributed and will continue to contribute to the success of the Company. The option prices are determined by the Stock Option Committee, but option prices may not be less than 100% of the fair market value of the Common Stock on the date the option is granted. An aggregate of 3,200,000 shares of Common Stock has been reserved for issuance under the Plan subject to appropriate adjustments for stock splits, dividends and other transactions or events as described in the Plan. All options may be exercised at such times and in such amounts as may be determined at the time of the granting of the options by the Stock Option Committee; provided, however, that no options may be exercised later than ten years after the date upon which they were granted.

     Options may be exercised within 30 days, or such longer period as the Stock Option Committee may determine, after retirement, resignation, or termination of the option holder's employment or service with the Company, but only to the extent that they had become exercisable at retirement, resignation or termination. Any unexercised options shall expire in the event of an option holder's retirement or dismissal or otherwise as described above. Under certain circumstances involving change of control of the Company, the Board of Directors may accelerate the exercisability and termination of the option. No awards can be made under the Plan after October 2007.

     The Board of Directors may, at any time, amend, modify, suspend or terminate the Plan; provided however, that no amendment, suspension or termination of the Plan may alter or impair any rights or obligations under any Option already granted except with the consent of the holder of the Option, and no action of the Stock Option Committee or the Board of Directors may increase the limit on the maximum number of shares which may be issued upon exercise of Options, reduce the minimum option price requirements or extend the limit on the period during which Options may be granted, without approval by the Company's shareholders given within 12 months before or after such action by the Board of Directors or the Stock Option Committee.

     An employee to whom an incentive stock option ("ISO") which qualifies under
Section 422 of the Code is granted will not recognize income at the time of grant or exercise of such Option. However, upon the exercise of an ISO, any excess in the fair market price of the Common Stock over the option price constitutes a tax preference item which may have alternative minimum tax consequences for the employee. If the employee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of such ISO, the employee will generally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the option price. The Company will not be entitled to a federal income tax deduction in connection with the grant or exercise of the ISO. If the employee does not hold such shares for the required period, when the employee sells such shares, the employee will recognize ordinary compensation income and possibly capital gain or loss (long-term or short-term depending on the holding period of the stock sold) in such amounts as are prescribed by the Code and the regulations thereunder and the Company will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income recognized by the employee.

     An employee to whom a nonqualified stock option ("NSO") is granted will not recognize income at the time of grant of such Option. When such employee exercises such NSO, the employee will recognize ordinary compensation income equal to the excess, if any, of the fair market value, as of the date of Option exercise, of the shares the employee receives upon such exercise over the option price paid. The tax basis of such shares to such employee will be equal to the option price paid plus the amount, if any, includible in the employee's gross income, and the employee's holding period for such shares will commence on the date on which the employee recognizes taxable income in respect of such shares. Gain or loss upon a subsequent sale of any Common Stock received upon the exercise of a NSO generally would be taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold). Subject to the applicable provisions of the Code and regulations thereunder, the Company will generally be limited to a federal income tax deduction in respect of a NSO in an amount equal to the ordinary compensation income recognized by the employee. This deduction will, in general, be allowed for the taxable year of the Company in which the participant recognizes such ordinary income.


     Currently there are options outstanding under the Plan for 220,150 shares of Common Stock which includes options for shares granted in February 1998 to Mr. Jefferson J. Gregory (25,000), Mr. Joseph R. Gregory (25,000), Mr. Shrader (10,000) and Dr. Richards (7,500).


     Non-Employee Director Plan. The 1998 Non-Employee Director Plan (the "Director Option Plan") was adopted by the Board of Directors in February 1998 and is subject to approval of the shareholders at the next annual meeting. The Director Option Plan is intended to encourage stock ownership by directors of the Company and to provide those individuals with an additional incentive to manage the Company in the shareholders' best interests and to provide a form of compensation that will attract and retain highly qualified individuals as members of the Board. The Director Option Plan will provide for the granting of options to non-employee directors, as defined, covering an aggregate of 300,000 shares of Common Stock of the Company, subject to certain adjustments reflecting changes in the Company's capitalization. The full Board is authorized under the Director Option Plan to make discretionary grants of options and determine the terms and conditions of such options. Each member of the Board of Directors who is not an employee of the Company is eligible to participate; however, grants made must be approved by the full Board of Directors with such member abstaining. The Director Option Plan requires that the exercise price for each option granted under the plan must equal 100% of the fair market value of the Company's Common Stock on the date the option is granted. Nothing contained in the Director Option Plan or any agreement to be executed pursuant to the Director Option Plan will obligate the Company, its Board or its shareholders to retain an optionee as a Director of the Company.

     Currently there are options outstanding under the Director Option Plan for 50,000 shares of Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors appointed the Compensation Committee in October 1997. For the year ended December 31, 1997, Messrs. John M., Jefferson J., Joseph R., James E. Gregory and R. Henry Richards, M.D. participated in deliberations of the Board of Directors concerning executive officer compensation.

                              CERTAIN TRANSACTIONS


     King Pharmaceuticals Benevolent Fund, Inc. (the "Benevolent Fund") is a nonprofit corporation organized under the laws of the Commonwealth of Virginia and is exempt from taxation under sec. 501(c)(3) of the Internal Revenue Code. The Board of Directors of the Benevolent Fund includes John M. Gregory, Joseph
R. Gregory, Jefferson J. Gregory, James E. Gregory and R. Henry Richards, M.D. who are also executive officers of the Company. The Company advanced $700,000 in 1995 and $1.0 million in 1997 to the Benevolent Fund which was used for general operating purposes. The Benevolent Fund repaid $571,000 in April 1998 and has agreed to reimburse the Company for the remaining balance, as of April 30, 1998, which was approximately $1.1 million. The Benevolent Fund is independent of the Company, maintains its own accounting records and its activities are not directly related to the business of the Company.


     The United Company, a Virginia corporation, and certain of its shareholders, officers, directors and employees were the beneficial owners of approximately 30.5% of the Common Stock of the Company as of April 24, 1998. Currently, two members of the Company's Board of Directors, Lois A. Clarke and Ted G. Wood, are affiliates of The United Company. As part of the sale of stock to The United Company on March 17, 1997, the Company executed a Promissory Note in the amount of $1.8 million payable to The United Company. The Promissory Note provides for quarterly payments of interest, at a rate of 10.0% per annum, commencing on July 1, 1997, together with a single payment of principal and any accrued unpaid interest on April 1, 1999. The Company is entitled to prepay the principal and any accrued interest without penalty. Proceeds of the loan from The United Company were used to fund, in part, the acquisition of the Cortisporin and Pediotic product lines from Glaxo Wellcome.

     In the past, pursuant to the terms of an Employee Stock Purchase Plan adopted by the Company on January 1, 1996, and as later amended on October 1, 1996, employees were permitted to purchase shares of the Common Stock of the Company through either cash payments or regular payroll deductions. Additionally, certain shareholders and members of management purchased shares of Common Stock and were permitted to execute promissory notes payable to the Company. These purchasers included executive officers Joseph R. Gregory, also a director, Jefferson J. Gregory, also a director, and his spouse, Terri D. White-Gregory, James E. and his spouse April Gregory, Brian G. Shrader and his mother Carol Shrader and R. Henry Richards, M.D., also a director, and his spouse Jean Richards who executed promissory notes payable to the Company in the amounts of $300,000, $570,000, $165,180, $165,000, $150,000 and $276,000,
respectively. The interest rate charged on these promissory notes was 8% per annum. All such persons have paid their notes in full. There are no outstanding promissory notes payable to the Company for the purchase of Common Stock and the Company has no obligation to sell any shares of its Common Stock to any person or entity. The Employee Stock Purchase Plan has since been terminated.

     The Company has entered into an agreement for consulting services with Bourne & Co., Inc., an affiliate of Mr. Bourne, a director. The agreement provides that Bourne & Co., Inc., will receive, upon consummation of the Offering, a fee equal to 1.0% of the net proceeds to the Company. The agreement is for a one-year term which began August 1, 1997 and provides for a monthly retainer fee of $10,000 for the term of the agreement. The 1.0% fee resulting from the Offering will be offset by the amount of the monthly retainer paid prior to the consummation of the Offering. Assuming the 4,000,000 shares offered hereby are priced at $18.00 per share, Bourne & Co., Inc., would receive a fee of approximately $654,000 offset by the monthly retainer fee described above. See "Underwriting."

     In addition, for the years ended December 31, 1996 and 1997, the Company had paid Bourne & Co., Inc., approximately $92,000 and $651,000, respectively, for its advisory services in the acquisition of the Cortisporin product line and $62,000 for consulting services during the year ended December 31, 1997. During the three months ended March 31, 1998, the Company paid Bourne & Co., Inc., approximately $1.9 million for services it provided the Company in connection with the Credit Facility. Bourne & Co., Inc., provides consulting services to the Company in areas such as corporate development, financing alternatives and strategies, and general business planning.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of the Common Stock as of April 24, 1998, and as adjusted to reflect the sale of the shares of the Common Stock offered hereby by the Company and the Selling Shareholders, for (i) each person who will beneficially own more than 5% of the Common Stock, (ii) each director and executive officer of the Company, (iii) all executive officers and directors of the Company as a group, and (iv) each of the Selling Shareholders.


                                                                         SHARES BENEFICIALLY OWNED(1)
                                                   -------------------------------------------------------------------------
                                                    NUMBER OF     PERCENTAGE      NUMBER OF        NUMBER OF     PERCENTAGE
                                                   SHARES PRIOR   OUTSTANDING   SHARES OFFERED    SHARES AFTER   OUTSTANDING
EXECUTIVE OFFICERS, DIRECTORS AND 5% SHAREHOLDERS  TO OFFERING      SHARES          HEREBY          OFFERING       SHARES
-------------------------------------------------  ------------   -----------   --------------    ------------   -----------
John M. Gregory(2)...........................        8,468,429       30.2%          297,984(3)      8,170,445       25.5%
Joseph R. Gregory(4).........................        2,943,150       10.5            60,000         2,883,150        9.0
Jefferson J. Gregory(5)......................        1,081,635        3.9            50,000         1,031,635        3.2
James E. Gregory(6)..........................          196,048          *            42,000           154,048          *
R. Henry Richards, M.D.(7)...................          256,141          *            35,000           221,141          *
Brian G. Shrader(8)..........................          572,510        2.0            65,000           507,510        1.6
John McCoy(9)................................           42,826          *               -0-            42,826          *
Terri D. White-Gregory(5)....................               --         --                --                --         --
John A. A. Bellamy...........................           38,643          *               -0-            38,643          *
Steven M. Samet..............................           21,000          *               -0-            21,000          *
Kyle P. Macione..............................           10,733          *               -0-            10,733          *
Ernest C. Bourne(10).........................          148,001          *               -0-           148,001          *
Frank W. DeFriece, Jr.(10)...................           10,000          *               -0-            10,000          *
Lois A. Clarke(10)(11)(12)...................          105,200          *               -0-           105,200          *
D. Greg Rooker(10)(13).......................           50,000          *               -0-            50,000          *
Ted G. Wood(10)(11)..........................           38,000          *               -0-            38,000          *
                                                                                  ---------
All executive officers and directors as
  a group (16 persons).......................       13,932,316       49.8           549,984        13,382,332       41.8
The United Company(14).......................        5,172,594       18.5               -0-         5,172,594       16.2
OTHER SELLING SHAREHOLDERS:
King Pharmaceuticals Benevolent Fund,
  Inc.(15)...................................          211,245          *           175,000            36,245          *
Mary Ann and Herschel P. Blessing(16)........          471,967        1.7            90,000           381,967        1.2
Mary and Fred Jarvis(17).....................          119,915          *            29,000            90,915          *
Randal J. Kirk(18)...........................        1,358,863        4.9         1,358,863               -0-          *
A. Willard Lester............................          377,153        1.3           377,153               -0-          *
                                                                                  ---------
         Total shares sold by Selling
           Shareholders......................                                     2,580,000
                                                                                  =========


---------------

  *  Less than 1%.
 (1) Based on 28,000,000 shares of Common Stock outstanding prior to and 32,000,000 shares outstanding after the offering.
 (2) Includes 6,475,660 shares jointly owned with Mr. Gregory's spouse; 1,852,539 shares owned by S.J., LLC, a limited liability company, the primary members of which are Mr. Gregory's children; 102,900 shares registered in the name of The Lazarus Foundation, Inc., a private foundation controlled by John M. Gregory; and 37,330 shares held in trusts for the benefit of Martha Rachel Richards and for Erin Spinner Richards, for which Mr. Gregory serves as trustee. Mr. Gregory's address is 501 Fifth Street, Bristol, Tennessee 37620.

 (3) Includes 222,984 shares to be sold by Mr. Gregory and his spouse and 75,000 shares to be sold by The Lazarus Foundation, Inc.

 (4) Includes 966,000 shares owned through Kingsway L.L.C., a limited liability company, as Manager, the primary members of which are Mr. Gregory, his spouse and his son. Mr. Gregory's address is 501 Fifth Street, Bristol, Tennessee 37620.

 (5) Includes 967,523 shares jointly beneficially owned by Ms. White-Gregory and Jefferson J. Gregory and 58,000 shares beneficially owned by Gregory Investments, L.P., the general partners of which are Mr. Gregory and Ms. White-Gregory.
 (6) All of these shares are jointly owned with Mr. Gregory's spouse.
 (7) Includes 243,132 shares jointly owned with Dr. Richards' spouse.
 (8) Includes 241,500 shares owned by C.B.B., L.L.C., a limited liability company, the primary members of which are Mr. Shrader and his parents; and 10,623 shares jointly owned with Mr. Shrader's mother.
 (9) All of these shares are jointly owned with Mr. McCoy's spouse.
(10) Includes 10,000 shares issuable upon the exercise of options granted under the Director Option Plan.
(11) Ms. Clarke and Mr. Wood are affiliates of The United Company.
(12) Includes 16,800 shares held in the name of Ms. Clarke as custodian for Donald Alan Clarke, a minor.
(13) Includes 20,000 shares held in trust for the benefit of Mr. Rooker's children.
(14) The United Company along with certain of its affiliates beneficially own in the aggregate 8,532,595 representing approximately 30.5% of the outstanding shares of the Company. The address of The United Company is 1005 Glenway Avenue, Bristol, Virginia 24201.
(15) King Pharmaceuticals Benevolent Fund, Inc., is a nonprofit charitable organization. See "Certain Transactions."
(16) Includes 369,068 shares jointly owned by Mr. and Mrs. Blessing; 55,863 shares owned by Mrs. Blessing; 46,934 owned by Mr. Blessing; 34 shares held in the name of Mrs. Blessing as custodian for Benjamin Blessing, a minor; 34 shares held in the name of Mrs. Blessing as custodian for Gregory C. Jones, a minor; and 34 shares held in the name of Mrs. Blessing as custodian for Mary Beth Blessing, a minor. Mrs. Blessing is a sister to Messrs. John M., Joseph R., Jefferson J. and James E. Gregory, and to R. Henry Richards, M.D. She resigned from the Board of Directors in March 1997.
(17) Includes 39,714 shares owned by Mr. Jarvis and 180,201 shares owned by Mrs. Jarvis. Mrs. Jarvis is the mother of Messrs. John M., Joseph R., Jefferson
     J. and James E. Gregory, and of R. Henry Richards, M.D.
(18) Includes 161,000 shares owned by Kirkfield, L.L.C.; 42,151 shares owned by Rahn Labs; 322,000 shares owned by RJK, L.L.C.; 748 shares owned by the estate of Carol Kirk; 3,220 shares owned by Joseph L. Kirk; and 5,474 shares owned by Julian Kirk, all of which are affiliates of Mr. Kirk. Mr. Kirk was the co-founder with John M. Gregory of GIV.

     Messrs. John M. Gregory, Joseph R. Gregory, Jefferson J. Gregory, James E. Gregory, Richards, Shrader and Ms. White-Gregory, each of whom is a Selling Shareholder, serve as executive officers of the Company. Messrs. John M. Gregory, Joseph R. Gregory and Jefferson J. Gregory also serve as directors of the Company. See "Management."

                          DESCRIPTION OF CAPITAL STOCK
GENERAL MATTERS

     The total amount of authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, no par value per share, and 15,000,000 shares of preferred stock, no par value per share (the "Preferred Stock"). Upon consummation of the Offering, 32,000,000 shares of Common Stock will be issued and outstanding and no shares of Preferred Stock will be outstanding. The following summary of certain provisions of the Company's capital stock describes certain material provisions of, but does not purport to be complete and is subject to and qualified in its entirety by, the Charter and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     The issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable. Subject to the prior rights of any Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are not redeemable or convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. The Common Stock has been approved, subject to official notice of issuance, for listing on the Nasdaq National Market under the symbol "KING."

PREFERRED STOCK

     The Board of Directors, without further action by the Company's shareholders, from time to time, may authorize the issuance of shares of Preferred Stock in series, and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by holders of a large block of the Company's securities or the removal of incumbent management. See "Risk Factors -- Certain Charter, Bylaws and Statutory Provisions; Rights Agreement." The Board of Directors, without shareholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Currently, there are no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE CHARTER AND BYLAWS AND STATUTORY PROVISIONS

     The Charter provides that the Board of Directors will be divided into three classes, with each class serving for three years, and one class being elected each year. A majority of the remaining directors then in office, though less than a quorum, will be empowered to fill any vacancy on the Board of Directors that arises during the term of a director. The provision for a classified board may be amended, altered or repealed only upon the affirmative vote of the holders of at least 80.0% of the outstanding shares of the voting stock of the Company. The classification of the Board of Directors may discourage a third party from making a tender offer or otherwise attempting to gain control of the Company and may have the effect of maintaining the incumbency of the Board of Directors. See "Risk Factors--Antitakeover Effect of Certain Charter, Bylaws and Statutory Provisions; Rights Agreement" and "Management."

     The Bylaws provide that special meetings of the shareholders of the Company be called only by a majority of the entire Board of Directors or by certain officers. In addition, the Bylaws provide that shareholders seeking to bring business before or to nominate directors at any annual meeting of shareholders must provide timely notice thereof in writing. To be timely, the shareholders' notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to such meeting or, if less than 70 days' notice was given for the meeting, within 10 days following the date on which such notice was given. The Bylaws also specify certain requirements for a shareholders' notice to be in proper written form. These provisions restrict the ability of shareholders to bring matters before the shareholders or to make nominations for directors at meetings of shareholders.

     The Company is subject to certain antitakeover provisions provided under Tennessee law.

     Business Combination Statute. Tennessee's Business Combination Act provides that a party owning 10.0% or more of stock in a "resident domestic corporation" (such party is called an "interested shareholder") cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least five years after the interested shareholder first acquired 10.0% or more of the resident domestic corporation, and (ii) either (A) is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or (B) satisfies certain fairness conditions specified in the Business Combination Act.

     These provisions apply unless one of two events occurs. A business combination with an entity can proceed without delay when approved by the target corporation's board of directors before that entity becomes an interested shareholder, or the resident corporation may enact a charter amendment or bylaw to remove itself entirely from the Business Combination Act. This charter amendment or bylaw must be approved by a majority of the shareholders who have held shares for more than one year prior to the vote. It may not take effect for at least two years after the vote. The Company has not adopted a charter or bylaw amendment removing the Company from coverage under the Business Combination Act.

     The Business Combination Act further provides an exemption from liability for officers and directors of resident domestic corporations who do not approve proposed business combinations or charter amendments and bylaws removing their corporations from the Business Combination Act's coverage as long as the officers and directors act in "good faith belief" that the proposed business combination would adversely affect their corporation's employees, customers, suppliers, or the communities in which their corporation operates and such factors are permitted to be considered by the board of directors under the charter.

     Control Share Acquisition Act. The Tennessee Control Share Acquisition Act ("TCSAA") strips a purchaser's shares of voting rights any time an acquisition of shares in a covered Tennessee corporation brings the purchaser's voting power to one-fifth, one-third or a majority of all voting power. The purchaser's voting rights can be established only by a majority vote of the other shareholders. The purchaser may demand a meeting of shareholders to conduct such a vote. The purchaser can demand such a meeting before acquiring a control share only if it holds at least 10.0% of outstanding shares and announces a good faith intention to make the control share acquisition. A target corporation may or may not redeem the purchaser's shares if the shares are not granted voting rights.

     Investor Protection Act. Tennessee's Investor Protection Act ("TIPA") applies to tender offers directed at corporations (called "offeree companies") that have "substantial assets" in Tennessee and that are either incorporated in or have a principal office in Tennessee. The TIPA requires an offeror making a tender offer for an offeree company to file with the Commissioner of Commerce and Insurance (the "Commissioner") a registration statement. When the offeror intends to gain control of the offeree company, the registration statement must indicate any plans the offeror has for the offeree. The Commissioner may require additional information material to the takeover offer and may call for hearings. The TIPA does not apply to an offer that the offeree company's board of directors recommends to shareholders.

     In addition to requiring the offeror to file a registration statement with the Commissioner, the TIPA requires the offeror and the offeree company to deliver to the Commissioner all solicitation materials used in connection with the tender offer. The TIPA prohibits "fraudulent, deceptive, or manipulative acts or practices" by either side, and gives the Commissioner standing to apply for equitable relief to the Chancery Court of Davidson County, Tennessee, or to any other chancery court having jurisdiction whenever it appears to the Commissioner that the offeror, the offeree company, or any of its respective affiliates has engaged in or is about to engage in a violation of the TIPA. Upon proper showing, the Chancery Court may grant injunctive relief. The TIPA further provides civil and criminal penalties for violations.

     Greenmail Act. The Tennessee Greenmail Act ("TGA") applies to any corporation chartered under the laws of Tennessee which has a class of voting stock registered or traded on a national securities exchange or registered with the Securities and Exchange Commission pursuant to Section 12(g) of the Exchange Act. The TGA provides that it is unlawful for any corporation or subsidiary to purchase, either directly or indirectly, any of its shares at a price above the market value, as defined in the TGA, from any person who holds more than 3.0% of the class of the securities purchased if such person has held such shares for less than two years, unless either the purchase is first approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued or the corporation makes an offer of at least equal value per share to all holders of shares of such class.

RIGHTS AGREEMENT

     The Company's Board of Directors has declared a dividend of one Right for each share of Common Stock outstanding. The holders of any additional Common Stock subsequently issued before the earliest of the Distribution Date, as hereinafter defined, the redemption of the Rights, the exchange of the Rights or the expiration of the Rights also will be entitled to one Right for each such additional share. Such Rights entitle the registered holder under certain circumstances to purchase from the Company one-thousandth of a share of Junior Participating Preferred Stock, Series A, (the "Preferred Stock") at a price of $60 per one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     The Rights will be evidenced by the Common Stock certificates and not by separate certificates until the earlier of (i) the day following the first date of public disclosure that a person or group other than an "Exempt Person" (the "Acquiring Person"), together with persons affiliated, or associated with such Acquiring Person (other than Exempt Persons), has acquired, or obtained the right to acquire, beneficial ownership of 15.0% of the outstanding Common Stock (the "Stock Acquisition Date") and (ii) the tenth business day after the date of commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person other than an Exempt Person, the Company and certain related entities if, upon consummation of the offer, such person or group, together with persons affiliated or associated with it (other than those that are Exempt Persons) would acquire beneficial ownership of 15.0% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date (or earlier redemption, exchange, or expiration of the Rights), (i) the Rights will be transferable only with the Common Stock (except with redemption of the Rights); (ii) Common Stock certificates will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Right associated with the Common Stock represented by such certificate. For purposes of the Rights Agreement "Exempt Persons" is defined to include Messrs. John M., Joseph R. and Jefferson
J. Gregory (the "Gregory Entities").

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate Rights Certificates alone will evidence the Rights.

     The Rights will become exercisable on or after the Distribution Date (unless sooner redeemed or exchanged). The Rights will expire at the close of business on the tenth anniversary of the date of initial issuance (the "Expiration Date") unless earlier redeemed or exchanged by the Company as described below.

     The Purchase Price payable and the number of shares of Preferred Stock or other securities, cash or other property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision or combination of, or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights, options, or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of other securities, cash (excluding regular periodic cash dividends), property, evidences of indebtedness, or assets.

     If a person becomes an Acquiring Person, the Rights will "flip-in" and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price. In addition, following a "flip-in," the Board has the option of exchanging all or part of the Rights, except as provided below, for Common Stock.

     In the event that, following a "flip-in," the Company is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is exchanged or 50% or more of its consolidated assets or earning power is sold, leased, exchanged, mortgaged, pledged or otherwise transferred or disposed of (in one transaction or a series of related transactions), the Rights will "flip-over" and entitle each holder (other than the Acquiring Person and certain related persons or transferees) of a Right to purchase, upon the exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

     Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person or an affiliate or associate (other than an exempt person) of an Acquiring Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a "Triggering Event," and any such holder of such Rights will have no right to exercise such Rights or have such Rights exchanged as provided above. A "Triggering Event" will be deemed to occur in the event that any person becomes an Acquiring Person.

     The number of outstanding Rights and the number of one-thousandths of a share of Preferred Stock issuable upon exercise of each right and the Purchase Price are subject to adjustment in the event of a stock dividend on the Common Stock payable in Common Stock or subdivision or combination of the Common Stock occurring, in any such case, prior to the Distribution Date.

     At any time prior to the earlier of the Stock Acquisition Date and the Expiration Date, the Company may redeem the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive the dividends or distributions.

     At any time prior to the Stock Acquisition Date, a majority of the Continuing Directors (as defined in the Rights Agreement) may, without the approval of a holder of the Rights (except, in certain circumstances, an Exempt Person), supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date will occur after announcement of commencement of a tender offer). Thereafter, the Rights Agreement may be amended by a majority of the Continuing Directors without the approval of any holder of the Rights only to cure ambiguities, to correct defective or inconsistent provisions, or in ways that do not adversely affect the Rights holders. Notwithstanding the foregoing, the Rights Agreement may not be amended to change the Purchase Price, the number of shares of Preferred Stock, other securities, cash or other property obtainable upon exercise of a Right, the redemption price or the Expiration Date.

     The Rights have certain anti-takeover effects. The Right may cause substantial dilution to a person or group other than an Exempt Person that attempts to acquire the Company on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time a person or group other than an Exempt Person has acquired beneficial ownership of 15.0% or more of the Common Stock, because until such time the Rights may be redeemed by the Company at $.01 per Right.

     The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (a copy of the form of which is filed as an exhibit to the Registration Statement), including the definitions therein of certain terms.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Charter limits the liability of directors to the fullest extent permitted by the Tennessee Business Corporation Act. In addition, the Charter provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by such law.

TRANSFER AGENT, REGISTRAR, RIGHTS AGENT AND CUSTODIAN

     The transfer agent, registrar and Rights Agent for the Company's Common Stock and the Preferred Stock Purchase Rights and the custodian for the Selling Shareholders is Union Planters National Bank, Memphis, Tennessee.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has not been any public market for the Common Stock of the Company. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price.


     Upon completion of the Offering, the Company will have outstanding 32,000,000 shares of Common Stock. All 4,000,000 shares of Common Stock (4,987,000 shares if the Underwriters' over-allotment option is exercised in full) sold by the Company and 2,580,000 shares of Common Stock sold by the Selling Shareholders in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except that shares owned by affiliates may generally only be sold in compliance with applicable provisions of Rule 144. The remaining 25,420,000 shares of Common Stock (the "Restricted Shares") held by the existing shareholders upon completion of the Offering will be "restricted" securities within the meaning of Rule 144 and may not be sold except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act, including sales pursuant to Rule 144.



     The Company and certain of its directors, officers and shareholders have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock during the Lock-Up, except for issuance by the Company pursuant to the exercise of stock options granted under the Stock Option Plans where the person receiving the Common Stock agrees not to sell or otherwise dispose of such shares until 180 days after the date of this Prospectus. See "Underwriting." Of the approximately 10,100,000 shares of Common Stock to be outstanding after the Offering that are not subject to the Lock-Ups, other than the 6,580,000 shares of Common Stock sold in the Offering, (i) approximately 1,520,000 shares will be immediately eligible for resale in the public market without restriction in reliance on Rule 144(k) under the Securities Act, and
(ii) approximately 2,000,000 shares may be sold subject to the volume and manner of sales restrictions of Rule 144. Beginning 180 days after the date of this Prospectus, after the Lock-Ups have expired, (i) approximately 13,400,000 additional shares of Common Stock will become eligible for resale into the public market in reliance on Rule 144(k) and (ii) approximately 8,500,000 additional shares may be sold subject to the volume and manner of sales restrictions of Rule 144. CSFBC may, in its sole discretion and at any time without notice, waive the provisions of the Lock-Ups.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned Restricted Shares for at least one year (including holding periods of prior owners) will be entitled to sell in "restricted brokers' transactions" or to market makers, within any three-month period commencing 90 days after the Company becomes subject to the reporting requirements of Section 13 of the Exchange Act, a number of Restricted Shares that does not exceed the greater of
(i) 1% of the then outstanding shares of the Company's Common Stock (approximately 320,000 shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding such sale, subject, generally, to the filing of a Form 144 with respect to such sales and certain other limitations and restrictions. In addition, a person (or persons whose shares are aggregated), who is not deemed to have been an affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned the Restricted Shares proposed to be sold for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above.

     The Company has granted options exercisable for 220,150 shares under its Plan, subject to the consummation of the Offering, and options exercisable for 50,000 shares under its Non-Employee Director Plan. Giving effect to the foregoing option grants, options to purchase an additional 3,229,850 shares of Common Stock would remain available for issuance pursuant to the Stock Option Plans. See "Management -- Stock Option Plans." Sales of shares of Common Stock issuable under the Stock Option Plans are subject to the limitations and restrictions under Rule 144. The Company intends to file registration statements under the Securities Act on Form S-8 to register all shares of Common Stock subject to outstanding options and future grants under the Stock Option Plans.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by "Non-U.S. Holders." In general, a "Non-U.S. Holder" is an individual or entity other than: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state; (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. This discussion does not address all aspects of U.S. federal income and estate taxation and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances, or to certain types of Non-U.S. Holders which may be subject to special treatment under U.S. federal income tax laws (for example, certain U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions and broker-dealers). Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

     The Company does not expect to pay any cash dividends in the foreseeable future. See "Dividend Policy." In the event, however, that dividends are paid on shares of Common Stock, dividends paid to a Non-U.S. Holder will generally be subject to U.S. withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and the Non-U.S. Holder provides the payor with proper documentation, as discussed below, or (ii) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder. Dividends effectively connected with such a U.S. trade or business or attributable to such a U.S. permanent establishment generally will not be subject to withholding tax (if the Non-U.S. Holder files certain forms, including, currently, Internal Revenue Service ("IRS") Form 4224, and after December 31, 1998, subject to certain transition rules, a Form W-8, with the payor of the dividend) and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. In the case of a Non-U.S. Holder that is a corporation, dividend income so connected or attributable may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of its effectively connected earnings and profits subject to certain adjustments) at a 30% rate (or a lower rate prescribed by an applicable income tax treaty). For purposes of determining whether tax is to be withheld at a 30% rate or at a lower rate as prescribed by an applicable tax treaty, current law permits the Company to presume that dividends paid prior to January 1, 1999 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under newly issued regulations, in the case of dividends paid after December 31, 1998, if a Non-U.S. Holder that is not a corporation or other exempt recipient meeting certain requirements fails to supply the Company with a valid Form W-8, the Non-U.S. Holder will be subject to 31% backup withholding reporting rather than the 30% withholding (or withholding at a reduced treaty rate) discussed above, unless the payment is made through a foreign intermediary. For purposes of obtaining a reduced rate under an income treaty, certain information concerning the Non-U.S. Holder's country of residence must be provided. Prospective investors should consult with their own tax advisors concerning the effect, if any, of the adoption of these new regulations on an investment in the Common Stock.

     A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

SALE OF COMMON STOCK

     In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized upon the disposition of Common Stock unless: (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either such case, the branch profits tax may also apply if the Non-U.S. Holder is a corporation); (ii) in the case of an individual Non-U.S. Holder who holds shares of Common Stock as capital assets, such individual is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period. A corporation is a USRPHC if the fair market value of the U.S. real property interests held by the corporation is 50% or more of the aggregate fair market value of certain assets of the corporation. The Company believes that it is not likely to become and is not currently a USRPHC. If the Company were or were to become a USRPHC, gains realized upon a disposition of Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Common Stock during the shorter of the periods described above generally would not be subject to U.S. federal income tax so long as the Common Stock is "regularly traded" on an established securities market.

     If a Non-U.S. Holder who is an individual falls under clause (i) above, such individual generally will be taxed on the net gain derived from a sale of Common Stock under regular graduated U.S. federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain U.S. capital losses (notwithstanding the fact that such individual is not considered a resident alien of the United States). Thus, individual Non-U.S. Holders who have spent (or expect to spend) more than a de minimis period of time in the United States in the taxable year in which they contemplate a sale of Common Stock are urged to consult their tax advisors prior to the sale as to the U.S. tax consequences of such sale.

     If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it generally will be taxed on its net gain under regular graduated U.S. federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits," within the meaning of the code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

ESTATE TAX

     Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was not required because the dividends were effectively connected with a U.S. trade or business of the Non-U.S. Holder or reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     Under current rules, United States backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) generally will not apply (i) to dividends paid on Common Stock to a Non-U.S. Holder that is subject to withholding at the 30% rate (or that is subject to withholding at a reduced rate under an applicable treaty) or (ii) before January 1, 1999, to dividends paid to a Non-U.S. Holder at an address outside the United States. However, under newly issued regulations, dividends paid after December 31, 1998 generally will be subject to backup withholding at a 31% rate, unless the Non-U.S. Holder provides a valid Form W-8 or is a corporation or other exempt recipient that meets certain requirements.

     The payment of proceeds from the disposition of Common Stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless either (i) the Non-U.S. Holder is a corporation or other exempt recipient meeting certain requirements or (ii) the Non-U.S. Holder provides a valid Form W-8. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting. Before January 1, 1999, however, in the case of proceeds from the disposition of Common Stock effected at a non-U.S. office of a broker that is: (i) a U.S. person; (ii) a "controlled foreign corporation" for U.S. federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business, such payments will not be subject to backup withholding unless such broker has actual knowledge that the owner is not a Non-U.S. Holder but will be subject to information reporting, unless such broker has documentary evidence in its files that the owner is a Non-U.S. Holder and certain other conditions are met. Further, after December 31, 1998, under the newly issued regulations referred to above, information reporting and backup withholding may apply to payments of the gross proceeds from the sale or redemption of Common Stock effected through foreign offices of brokers having any of a broader class of connections with the United States unless certain certification requirements are complied with. Prospective investors should consult with their own tax advisors regarding these regulations, and in particular with respect to whether the use of a particular broker would subject the investor to these rules.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

                          NOTICE TO CANADIAN RESIDENTS



RESALE RESTRICTIONS



     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.



REPRESENTATIONS OF PURCHASERS



     Each purchaser of the Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "-- Resale Restrictions."



RIGHTS OF ACTION (ONTARIO PURCHASERS)



     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.



ENFORCEMENT OF LEGAL RIGHTS



     All of the Company's directors and officers as well as the experts named herein and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or such persons outside of Canada.



NOTICE TO BRITISH COLUMBIA RESIDENTS



     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.



TAXATION AND ELIGIBILITY FOR INVESTMENT



     Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement, dated the date of this Prospectus (the "Underwriting Agreement") among the Company, the Selling Shareholders and the underwriters named below (the "Underwriters"), for whom CSFBC and Hambrecht & Quist LLC are acting as the representatives (the "Representatives"), the Underwriters have severally, but not jointly, agreed to purchase from the Company and the Selling Shareholders, the following respective numbers of shares of Common Stock:


                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................
Hambrecht & Quist LLC.......................................
                                                              ---------
          Total.............................................  6,580,000
                                                              =========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides, that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.


     The Company has granted to the Underwriters an option exercisable by CSFBC, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 987,000 additional shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent that the option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.


     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Underwriters, to certain dealers
at such price less a concession of $          per share and the Underwriters and
such dealers may allow a discount of $          per share on sales to certain
other dealers. After the Offering, the public offering price and concession and discount to dealers may be changed by the Representatives.


     The Representatives have informed the Company and the Selling Shareholders that they do not expect discretionary sales by the Underwriters to exceed 5% of the shares being offered hereby.


     The Company intends to use more than 10% of the net proceeds from the sale of shares to repay indebtedness owed by it to Credit Suisse First Boston. Accordingly, the Offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Hambrecht & Quist LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing the Offering and conducting due diligence. The initial public offering price of the shares set forth on the cover page of this Prospectus is no higher than the price recommended by Hambrecht & Quist LLC.

     The Company and certain of its directors, officers and shareholders have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or, in the case of the Company file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act relating to any additional shares of the Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Common Stock, without the prior written consent of CSFBC during the Lock-Up, except for issuance by the Company pursuant to the exercise of stock options granted under the Stock Option Plans where the person receiving the Common Stock agrees not to sell or otherwise dispose of such shares until 180 days after the date of this Prospectus.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Common Stock has been approved, subject to official notice of issuance, for quotation on the Nasdaq National Market under the symbol "KING."

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated between the Company and the Representatives. Among the material factors to be considered in determining the initial public offering price of the Common Stock, in addition to the prevailing market conditions, will be the Company's historical performance, capital structure, estimates of the business potential, revenues and earnings prospects of the Company, an assessment of the Company's management and consideration of the above factors in relation to the market values of companies in related businesses. There can be no assurance that the initial public offering price of the Common Stock will correspond to the price at which the Common Stock will trade in the public market subsequent to the Offering or that an active public market for the Common Stock will develop or continue after the Offering. See "Risk Factors -- No Prior Public Market; Possible Volatility of Stock Price."

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


     As required by the Credit Facility, the Company will use approximately $48.5 million of the net proceeds of the Offering to repay a portion of the outstanding debt under the Credit Facility. The Credit Facility includes a six-year $20.0 million revolving line of credit, a six-year $90.0 million amortizing Tranche A term loan facility and an eight-year $85.0 million Tranche B term loan facility with customary covenants and with a floating interest rate based on either LIBOR, the prime rate, or the fed funds rate, plus an applicable margin, selected at the discretion of the Company. At March 31, 1998 interest rates for the various components of the Credit Facility ranged from approximately 8.4% to 8.9%. Under the terms of the Credit Facility, any proposed repayment is required to be offered first to the holders of the Tranche B term loan, then to the holders of the Tranche A term loan. Assuming that the holders of the Tranche B term loan decline to accept any repayment, the Company expects that approximately $8.8 million of the $48.5 million of the net proceeds of the Offering will be used to repay Credit Suisse First Boston's portion of the outstanding debt under the Credit Facility. A portion of the proceeds of the Credit Facility were used to consummate the Sterile Products Acquisition, purchase the Parkedale Facility and acquire certain contract manufacturing for third parties. Proceeds of the Credit Facility were also used to pay off outstanding amounts of approximately $48.2 million under a prior credit facility.



     The Company has agreed to pay Bourne & Co., Inc., an affiliate of Ernest C. Bourne, a director, upon consummation of the Offering, a fee equal to 1.0% of the net proceeds. The agreement is for a one-year term which began August 1, 1997 and provides for a monthly retainer fee of $10,000 for the term of the agreement. The 1.0% fee resulting from the Offering will be offset by the amount of the monthly retainer paid prior to the consummation of the Offering. Assuming the 4,000,000 shares offered hereby are priced at $18.00 per share,

Bourne & Company would receive a fee of approximately $654,000 offset by the monthly retainer fee described above.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Baker, Donelson, Bearman & Caldwell, P.C., Memphis, Tennessee. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, the statement of Product Contribution of the Cortisporin Product Line for each of the two years in the period ended December 31, 1996 and the combined statement of Product Contribution for the Neosporin, Polysporin, Septra, Proloprim, Mantadil and Kemadrin Product Lines for each of the two years in the period ended December 31, 1996 included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their reports appearing herein and are included in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

     Warner-Lambert Company's Sterile Products Operations statement of Brand Contribution for each of the three years in the period ended December 31, 1997 and the statement of fixed assets as of December 31, 1996 and 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto) under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or the documents incorporated into the Prospectus by reference, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by the Company's independent accountants and to make available to its shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGES
                                                              -----
King Pharmaceuticals, Inc.
  Report of Independent Accountants.........................   F-2
  Financial Statements:
     Consolidated Balance Sheets as of December 31, 1996 and
      1997 and March 31, 1998 (unaudited)...................   F-3
     Consolidated Statements of Operations for the years
      ended December 31, 1995, 1996 and 1997 and for the
      three months ended March 31, 1997 (unaudited) and 1998
      (unaudited)...........................................   F-4
     Consolidated Statements of Cash Flows for the years
      ended December 31, 1995, 1996 and 1997 and for the
      three months ended March 31, 1997 (unaudited) and 1998
      (unaudited)...........................................   F-5
     Consolidated Statements of Changes in Shareholders'
      Equity for the years ended December 31, 1995, 1996 and
      1997 and the three months ended March 31, 1998
      (unaudited)...........................................   F-7
  Notes to Consolidated Financial Statements................   F-8
Cortisporin Product Line
  Report of Independent Accountants.........................  F-23
  Statement of Product Contribution.........................  F-24
  Notes to Financial Statement..............................  F-25
Glaxo Wellcome Product Line
  Report of Independent Accountants.........................  F-27
  Combined Statement of Product Contribution................  F-28
  Notes to the Combined Financial Statement.................  F-29
Warner-Lambert Company's Sterile Products Operations
  Report of Independent Accountants on Special Purpose
     Financial Statements...................................  F-31
  Statement of Fixed Assets.................................  F-32
  Statement of Brand Contribution...........................  F-33
  Notes to Financial Statements.............................  F-34
Pro Forma Consolidated Financial Statements.................  F-37
  Pro Forma Consolidated Statement of Operations for the
     year ended December 31, 1997...........................  F-38
  Pro Forma Consolidated Statement of Operations for the
     three months ended March 31, 1998......................  F-39
Notes to Pro Forma Consolidated Financial Statements........  F-40

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of King Pharmaceuticals, Inc.:

     We have audited the accompanying consolidated balance sheets of King Pharmaceuticals, Inc. as of December 31, 1996 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of King Pharmaceuticals, Inc. as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                             /s/ COOPERS & LYBRAND L.L.P.

Greensboro, North Carolina
April 2, 1998

                           KING PHARMACEUTICALS, INC.

                          CONSOLIDATED BALANCE SHEETS
        AS OF DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                 DECEMBER 31,
                                                              ------------------    MARCH 31,
                                                               1996       1997        1998
                                                              -------   --------   -----------
                                                                                   (UNAUDITED)
                                            ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 1,392   $     69     $      4
  Accounts receivable, net of allowance for doubtful
     accounts of $93, $638 and $620, respectively...........    2,305      8,561       21,569
  Inventories...............................................    6,097     10,850       26.040
  Marketable securities.....................................      209         --           --
  Deferred income taxes.....................................      499      2,013        2,013
  Income taxes receivable...................................      652         --           --
  Shareholder notes receivable..............................    2,093         --           --
  Prepaid expenses and other assets.........................      638      1,319        1,618
                                                              -------   --------     --------
          Total current assets..............................   13,885     22,812       51,244
                                                              -------   --------     --------
Property, plant and equipment, net..........................   16,691     17,170       90,157
Intangible assets, net......................................    8,703     62,783      116,819
Other assets................................................       --      2,098        9,540
                                                              -------   --------     --------
          Total assets......................................  $39,279   $104,863     $267,760
                                                              =======   ========     ========

                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes Payable.............................................  $    --   $    916     $  1,137
  Current portion of long-term debt.........................    4,031      8,084        7,719
  Accounts payable..........................................      844      5,871       20,735
  Accrued expenses..........................................    1,261      6,503       10,451
  Income taxes payable......................................       --      1,862        4,337
                                                              -------   --------     --------
          Total current liabilities.........................    6,136     23,236       44,379
                                                              -------   --------     --------
Long-term debt..............................................   13,980     48,289      187,206
Deferred income taxes.......................................    3,470      4,004        2,763
                                                              -------   --------     --------
          Total liabilities.................................   23,586     75,529      234,348
                                                              -------   --------     --------
Commitments and contingencies
Shareholders' equity:
  Common shares no par value, 150,000,000 shares authorized,
     19,467,406, 28,000,000 and 28,000,000 shares issued and
     outstanding, respectively..............................    8,448     16,455       16,455
  Retained earnings.........................................    7,938     14,550       18,625
  Due from related party....................................     (677)    (1,671)      (1,668)
  Unrealized loss on marketable securities, net of tax......      (16)        --           --
                                                              -------   --------     --------
          Total shareholders' equity........................   15,693     29,334       33,412
                                                              -------   --------     --------
          Total liabilities and shareholders' equity........  $39,279   $104,863     $267,760
                                                              =======   ========     ========


   The accompanying notes are an integral part of the consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
   AND THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND 1998 (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                   FOR THE THREE
                                                       FOR THE YEARS ENDED            MONTHS
                                                          DECEMBER 31,            ENDED MARCH 31,
                                                   ---------------------------   -----------------
                                                    1995      1996      1997      1997      1998
                                                   -------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
REVENUES:
  Net sales......................................  $25,441   $15,457   $47,351   $ 8,786   $22,319
  Development revenues...........................       --     5,000       558        --     2,658
                                                   -------   -------   -------   -------   -------
          Total revenues.........................   25,441    20,457    47,909     8,786    24,977
                                                   -------   -------   -------   -------   -------
OPERATING COSTS AND EXPENSES:
  Cost of sales..................................   12,130     8,782    13,034     2,063     7,364
  Selling, general and administrative............    8,605    12,106    19,123     4,394     6,832
  Depreciation and amortization..................    1,777       982     2,395       423     1,091
                                                   -------   -------   -------   -------   -------
          Total operating costs and expenses,
            net..................................   22,512    21,870    34,552     6,880    15,287
                                                   -------   -------   -------   -------   -------
GAIN ON SALE OF PRODUCT LINE, NET................   13,102        --        --        --        --
                                                   -------   -------   -------   -------   -------
OPERATING INCOME (LOSS)..........................   16,031    (1,413)   13,357     1,906     9,690
                                                   -------   -------   -------   -------   -------
OTHER (EXPENSES) INCOME:
  Gain on sale of investment in affiliate........       --     1,760        --        --        --
  Interest expense...............................   (2,006)   (1,272)   (2,749)     (450)   (2,703)
  Other income, net..............................      367       578         4        67        24
  Loss on sale of stock..........................       --        --       (32)      (32)       --
                                                   -------   -------   -------   -------   -------
          Total other (expenses) income..........   (1,639)    1,066    (2,777)     (415)   (2,679)
                                                   -------   -------   -------   -------   -------
INCOME (LOSS) BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEM.............................   14,392      (347)   10,580     1,491     7,011
  Income tax expense (benefit)...................    5,058      (107)    3,968       570     2,650
                                                   -------   -------   -------   -------   -------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM..........    9,334      (240)    6,612       921     4,361
  Extraordinary item net of income taxes of $272
     and $175, respectively......................      528        --        --        --      (286)
                                                   -------   -------   -------   -------   -------
NET INCOME (LOSS)................................  $ 9,862   $  (240)  $ 6,612   $   921   $ 4,075
                                                   =======   =======   =======   =======   =======
  Basic income (loss) per common share:
     Income (loss) before extraordinary item.....  $  0.71   $ (0.02)  $  0.25   $  0.04   $  0.15
     Extraordinary item..........................     0.04        --        --        --        --
                                                   -------   -------   -------   -------   -------
     Net income (loss)...........................  $  0.75   $ (0.02)  $  0.25   $  0.04   $  0.15
                                                   =======   =======   =======   =======   =======
  Diluted income (loss) per common share:
     Income (loss) before extraordinary item.....  $  0.66   $ (0.02)  $  0.25   $  0.04   $  0.15
     Extraordinary item..........................     0.04        --        --        --        --
                                                   -------   -------   -------   -------   -------
     Net income (loss)...........................  $  0.70   $ (0.02)  $  0.25   $  0.04   $  0.15
                                                   =======   =======   =======   =======   =======


   The accompanying notes are an integral part of the consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
       AND FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                                     FOR THE THREE
                                                                     FOR THE YEARS ENDED              MONTHS ENDED
                                                                        DECEMBER 31,                   MARCH 31,
                                                              ---------------------------------   --------------------
                                                                1995        1996        1997        1997       1998
                                                              ---------   ---------   ---------   --------   ---------
                                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................  $   9,862   $    (240)  $   6,612   $    921   $   4,075
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Depreciation and amortization...........................      1,777         982       2,395        423       1,091
    Loss on sale of marketable securities...................         --           1          32         32          --
    Extraordinary item......................................       (800)         --          --         --         461
    Gain on sale of product line............................    (15,608)         --          --         --          --
    Gain on sale of property and equipment..................         --         (54)         --         --          --
    Gain on sale of investment in affiliate.................         --      (1,760)         --         --          --
    Income from equity in earnings of affiliated company....       (166)         --          --         --          --
    Deferred income taxes...................................      2,193         410        (980)        (9)     (1,241)
  Changes in operating assets and liabilities:
    Accounts receivable.....................................       (876)        467      (6,256)    (3,202)    (13,008)
    Inventories.............................................     (1,326)     (1,895)     (4,753)      (534)    (15,190)
    Prepaid expenses and other current assets...............         12        (335)       (332)       111          74
    Accounts payable........................................       (288)        (83)      3,604        899      14,864
    Accrued expenses........................................       (220)       (138)      2,180      1,595       1,035
    Income taxes............................................      2,855      (3,624)      2,514        579       2,475
                                                              ---------   ---------   ---------   --------   ---------
    Net cash provided by (used in) operating activities.....     (2,585)     (6,269)      5,016        815      (5,364)
                                                              ---------   ---------   ---------   --------   ---------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (1,672)     (1,069)     (1,379)      (220)    (73,642)
  Purchase of intangible assets.............................        (60)     (2,974)    (52,428)   (25,243)    (51,559)
  Acquisition related costs.................................         --          --        (373)        --          --
  Purchases of marketable securities........................         --        (307)         --         --          --
  Proceeds from sales of marketable securities..............         --          72         203        203          --
  Proceeds from sale of product line........................     32,000          --          --         --          --
  Proceeds from sale of investment in affiliated company....         --       2,052          --         --          --
  Proceeds from sale of property and equipment..............         --         100          --         --          --
                                                              ---------   ---------   ---------   --------   ---------
        Net cash provided by (used in) investing
          activities........................................     30,268      (2,126)    (53,977)   (25,260)   (125,201)
                                                              ---------   ---------   ---------   --------   ---------
Cash flows from financing activities:
  Proceeds from revolving line of credit....................    200,847          --      29,599      5,193      17,139
  Payments on revolving line of credit......................   (198,405)     (3,403)    (23,447)    (2,081)    (13,291)
  Proceeds from issuance of common shares, net of expenses
    of $743.................................................         --       2,844       8,007      8,007          --
  Payments to retire 8% cumulative common shares............       (100)         --          --         --          --
  Book overdraft............................................         --          --       1,423         --          --
  Repayment on shareholder notes receivable.................         --          --       2,093        600          --
  Proceeds from short-term debt.............................         --          --          --        185          --
  Payment on short-term debt................................         --          --          --        (52)       (118)
  Proceeds from long-term debt..............................        329       2,549      55,923     15,750     175,000
  Payments on long-term debt and capital lease
    obligations.............................................    (20,127)     (2,772)    (23,798)      (467)    (40,296)
  Dividends on preferred shares.............................         (8)         --          --         --          --
  Due from affiliate........................................       (679)          1        (994)        --           3
  Initial public offering costs.............................         --          --        (710)        --        (602)
  Debt Issuance costs.......................................         --          --        (458)        --      (7,335)
                                                              ---------   ---------   ---------   --------   ---------
        Net cash (used in) provided by financing
          activities........................................    (18,143)       (781)     47,638     27,135     130,500
                                                              ---------   ---------   ---------   --------   ---------
Increase (decrease) in cash.................................      9,540      (9,176)     (1,323)     2,690         (65)
Cash and cash equivalents, beginning of period..............      1,028      10,568       1,392      1,392          69
                                                              ---------   ---------   ---------   --------   ---------
Cash and cash equivalents, end of period....................  $  10,568   $   1,392   $      69   $  4,082   $       4
                                                              =========   =========   =========   ========   =========
Supplemental disclosure of cash paid for:
        Interest............................................  $   2,505   $   1,170   $   2,335
                                                              =========   =========   =========
        Taxes...............................................  $     283   $   3,078   $   2,445
                                                              =========   =========   =========


   The accompanying notes are an integral part of the consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

Supplemental schedule of non-cash investing and financing activities:

          During 1997, the Company entered into a financing arrangement to have certain payments made for machinery and equipment. Deposits of $557 were outstanding on behalf of the Company at December 31, 1997.

          At December 31, 1997, the Company has prepaid insurance of $359 that was financed with a note payable.

          The Company purchased intangible assets financed by the seller of $5,500 during 1996.

          For the years ended December 31, 1996 and 1997, the Company entered into capital leases totaling $1,082 and $85, respectively.

          During 1996, the Company issued 699,711 common shares for $2,093 in notes receivable from shareholders. These notes were paid in full in 1997.

          In connection with its purchases of intangible assets the Company assumed estimated liabilities of $301 and $3,062 for returns of products shipped prior to acquisition during 1996 and 1997, respectively.

          The Company converted its 40,000 shares of Series B Preferred Stock into 400,000 common shares during 1995.

   The accompanying notes are an integral part of the consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
           AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                             DUE      TOTAL
                                                COMMON             PREFERRED                  UNREALIZED    FROM      SHARE-
                                         --------------------   ----------------   RETAINED    LOSS ON     RELATED   HOLDERS'
                                           SHARES     AMOUNT    SHARES    AMOUNT   EARNINGS   SECURITIES    PARTY     EQUITY
                                         ----------   -------   -------   ------   --------   ----------   -------   --------
Balance, December 31, 1994.............   4,000,000   $  126     50,000   $ 900    $   909       $ --      $    --   $ 1,935
  Conversion of Series B preferred
    shares to common shares............     400,000      800    (40,000)   (800)        --         --           --        --
  Repurchase of 8% cumulative preferred
    shares.............................          --       --    (10,000)   (100)        --         --           --      (100)
  Dividends on preferred shares........          --       --         --      --         (8)        --           --        (8)
  Advances to Benevolent fund..........          --       --         --      --         --         --         (678)     (678)
  Net income...........................          --       --         --      --      9,862         --           --     9,862
                                         ----------   -------   -------   -----    -------       ----      -------   -------
Balance, December 31, 1995.............   4,400,000      926         --      --     10,763         --         (678)   11,011
  Issuance of common shares............   1,386,230    4,159         --      --         --         --           --     4,159
  Issuance of common shares under
    employee stock purchase plan.......     259,532      778         --      --         --         --           --       778
  15% Stock Dividend...................     906,883    2,585         --      --     (2,585)        --           --        --
  Unrealized loss on securities, net of
    tax................................          --       --         --      --         --        (16)          --       (16)
  Payments from Benevolent Fund........          --       --         --      --         --         --            1         1
  Net loss.............................          --       --         --      --       (240)        --           --      (240)
                                         ----------   -------   -------   -----    -------       ----      -------   -------
Balance, December 31, 1996.............   6,952,645    8,448         --      --      7,938        (16)        (677)   15,693
  Issuance of common shares, net of
    $743 of expenses...................   3,047,355    8,007         --      --         --         --           --     8,007
  Realized loss on securities..........          --       --         --      --         --         16           --        16
  Advances to Benevolent Fund..........          --       --         --      --         --         --         (994)     (994)
  2.8 to 1 common stock split (Note
    16)................................  18,000,000       --         --      --         --         --           --        --
  Net income...........................          --       --         --      --      6,612         --           --     6,612
                                         ----------   -------   -------   -----    -------       ----      -------   -------
Balance, December 31, 1997.............  28,000,000   16,455         --      --     14,550         --       (1,671)   29,334
  Payments from Benevolent Fund
    (unaudited)........................          --       --         --      --         --         --            3         3
  Net income (unaudited)...............          --       --         --      --      4,075         --           --     4,075
                                         ----------   -------   -------   -----    -------       ----      -------   -------
Balance, March 31, 1998 (unaudited)....  28,000,000   $16,455        --   $  --    $18,625       $ --      $(1,668)  $33,412
                                         ==========   =======   =======   =====    =======       ====      =======   =======

   The accompanying notes are an integral part of the consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. THE COMPANY


     King Pharmaceuticals, Inc. ("King" or the "Company") is a vertically integrated pharmaceutical company that manufactures, acquires, markets and sells branded and generic form products. The Company also develops and markets over-the-counter veterinary products. These products are marketed throughout the United States to pharmaceutical wholesalers, retail pharmacies, and chain drug stores. The Company also manufactures similar products for others on a contract basis.


     These consolidated financial statements include the accounts of King and its wholly owned subsidiaries, Monarch Pharmaceuticals, Inc. (formerly a division of King) and King Pharmaceuticals of Nevada, Inc. All intercompany transactions and balances are eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates -- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities are affected by such estimates and assumptions. Actual results could differ from those estimates.

     Revenue Recognition -- Sales are reported net of an estimate for returns and allowances and an estimate for chargebacks. Chargebacks and returns and allowances are included in sales when goods are shipped to the customer. Product sales and sales of manufactured products are recognized upon shipment. Development revenue is recognized upon approval of the product from the FDA.

     Cash and Cash Equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company's cash and cash equivalents are placed in large domestic banks which limit the amount of credit exposure. As of December 31, 1997 the Company has $1,423 of book overdrafts classified as accounts payable.

     Marketable Securities -- Marketable securities at December 31, 1996 consisted of stock in another pharmaceutical company, which management had classified as available-for-sale in the accompanying consolidated financial statements. Such securities were carried at fair value with the unrealized gains and losses reported net of tax as a separate component of shareholders' equity. The unrecognized loss on these securities at December 31, 1996 was $25 ($16, net of tax). The Company sold these securities at a loss of $32 in 1997.

     Inventories -- Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

     Income Taxes -- Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized (Note 12).

     Financial Instruments -- The fair value of financial instruments are determined by reference to various market data or other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values (Note 11).

     Property, Plant and Equipment -- Property, plant and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method for financial statement purposes and accelerated methods for income tax

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

purposes. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in income.

     In the event that facts and circumstances indicate that the cost of property, plant and equipment may be impaired, evaluation of recoverability is performed using the estimated future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a writedown is required.

     Intangible Assets -- Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed over the estimated useful lives of 10 to 25 years using the straight-line method.

     The Company continually reevaluates the propriety of the carrying amount of intangibles as well as the related amortization period to determine whether the current events and circumstances warrant adjustments to the carrying values and/or revised estimates of useful lives. This evaluation is performed using the estimated projected future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a writedown is required. To the extent such projection indicates that undiscounted cash flow is not expected to be adequate to recover the carrying amounts the assets are written down to fair value.

     Other Assets -- Other assets at December 31, 1997 consists of deferred costs of $710 associated with the Company's proposed initial public offering, a deposit of $557 for equipment that will be leased back to the Company under an operating lease, debt issuance costs of $458 and acquisition costs incurred related to the Warner Lambert Acquisition of $373 (Note 6).

     Gain on Sale of Product Line/Development Revenue -- In December 1995, the Company sold the Anexsia brand product line and related Abbreviated New Drug Applications ("ANDA's"), both approved and in the process of development, for $32,000, which resulted in a net gain of $13,102. As part of the agreement, the Company entered into a manufacture and supply agreement with the purchaser, with guaranteed minimum revenues of $4,750 to be earned over 4 years. Additionally, the Company agreed to develop and file four ANDA's with the Food and Drug Administration ("FDA") on the purchaser's behalf, for $2,500 each, due upon FDA approval. In 1996, the Company recognized $5,000 as development revenue under this agreement.

     In connection with the gain on the transaction, the Company incurred certain non-recurring costs related to employee bonuses and charitable contributions of $2,506.

     Self-Funded Health Insurance -- The Company is self-insured with respect to its health care benefit program. The Company contributes estimated amounts to a third-party administrator on a monthly basis which are used to pay health care claims during the year. Under the plan, the Company pays a minimum amount annually and has an aggregate stop-loss limit based upon the number of participants and their insured status. Self-insured costs are accrued based upon reported claims and an estimated liability for claims incurred but not reported.

     Research and Development -- The Company incurs research and development costs that are expensed as incurred. These costs were approximately $682, $1,298 and $890, for the years ended December 31, 1995, 1996 and 1997, respectively.

     Advertising and Promotion -- The Company expenses advertising and promotion costs as incurred and these costs are included as selling, general and administrative expenses. Advertising costs for the years ended December 31, 1995, 1996 and 1997 were $931, $1,283 and $1,583, respectively.

     Statement of Accounting Standards Not Yet Adopted -- In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires public business enterprises to adopt its provisions for periods beginning after December 15, 1997, and to report certain information about operating segments in complete sets of

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. The Company is evaluating the provisions of SFAS No. 131, but has not yet determined if additional disclosures will be required.

     Reclassifications -- Certain amounts from the prior consolidated financial statements have been reclassified to conform to the presentation adopted in 1997.

3. CONCENTRATIONS OF CREDIT RISK:

     A significant portion of the Company's sales are to customers in the pharmaceuticals industry. Approximately 34% and 20% of accounts receivable at December 31, 1996 and 1997, respectively were due from one customer. At December 31, 1996 and 1997, an additional 39% and 22%, respectively, were due from two other customers. The Company monitors the extension of credit to customers and has not experienced significant credit losses. Furthermore, the majority of sales are made to large well-established companies.

     The following table represents a summary of sales of significant customers as a percentage of the Company's total revenues:


                                                              1995   1996   1997
                                                              ----   ----   ----
McKesson Corporation........................................   n/a    n/a   16.7%
Cardinal/Whitmire...........................................   n/a    n/a   14.0
Bergen Brunswig Corporation.................................   n/a    n/a   13.6
Amerisource.................................................   n/a    n/a   10.6
SmithKline Beecham Corporation..............................  27.0%  18.1%   n/a
Mallinckrodt................................................   n/a   36.7    n/a
Novartis Animal Health US, Inc..............................  11.8   14.9    n/a
DuPont......................................................  18.1    n/a    n/a


n/a -- sales were less than 10% for the year.

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                               1996      1997
                                                              -------   -------
Land........................................................  $   306   $   319
Buildings and improvements..................................   13,407    13,563
Machinery and equipment.....................................    3,380     4,193
Equipment under capital lease...............................    1,488     1,573
Construction in progress....................................      189       585
                                                              -------   -------
                                                               18,770    20,233
Less accumulated depreciation...............................   (2,079)   (3,063)
                                                              -------   -------
                                                              $16,691   $17,170
                                                              =======   =======

     Depreciation and amortization expense for the years ended December 31, 1995, 1996 and 1997 was $701, $853, and $985, respectively.

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

5. INVENTORY:

     Inventory consists of the following:

                                                               1996     1997
                                                              ------   -------
Finished goods..............................................  $3,176   $ 7,568
Work-in-process.............................................     525       494
Raw materials...............................................   2,396     2,788
                                                              ------   -------
                                                              $6,097   $10,850
                                                              ======   =======

6. ACQUISITIONS/INTANGIBLE ASSETS

     On November 14, 1997, the Company acquired the rights, titles and interests to the Septra(R), Proloprim(R), Mantadil(R), and Kemadrin(R) product lines, as well as, the exclusive licenses, free of royalty obligations, to manufacture and market the prescription formulations of Neosporin and Polysporin for $23,000 plus the assumption of an estimated liability of $2,084 for returns of products shipped prior to the acquisition. The entire purchase price was allocated to intangible assets and will be amortized over its estimated useful life of 25 years. The purchase price was financed under the Company's Senior Secured Revolving Credit Facility and Senior Secured Term Loan.

     On May 15, 1997, the Company acquired the rights, title and interest in the United States to the Viroptic(R) product line for $5,100, plus the assumption of an estimated liability of $129 of returns for products shipped prior to the acquisition. The entire purchase price was allocated to intangible assets and is being amortized over its estimated useful life of 25 years. The purchase price was financed from internally generated cash funds and borrowings under its revolving line of credit agreement.

     On March 21, 1997, the Company acquired the rights, title and interest in the United States to the Cortisporin(R) product line for $22,845, plus the assumption of an estimated $849 of returns for products shipped prior to the acquisition. The entire purchase price was allocated to intangible assets and is being amortized over its estimated useful life of 25 years. The purchase price was financed principally through the raising of equity (Note 15), notes payable to certain banks and borrowings under the Company's revolving line of credit agreement.

     On January 22, 1997, the Company acquired the rights, title and interest in the United States to the Proctocort(TM) product line for approximately $1,500. The entire purchase was allocated to intangible assets and is being amortized over its estimated useful life of 20 years. The acquisition was financed with a note payable to a bank.

     On December 17, 1996, the Company acquired the rights, title and interests in the United States to the Thalitone(R) product line for $1,000, including inventory valued at $268 and $832 was allocated to intangible assets and is being amortized over 10 years, the estimated remaining useful life of its patent. The acquisition was financed with a note payable to a bank.

     On October 2, 1996, the Company acquired the rights, titles and interest to the Nucofed(R) and Quibron(R) (United States only) product lines for $7,000, plus the assumptions of an estimated $301 for returns of products shipped prior to the acquisition. The entire purchase price was allocated to intangible assets and is being amortized over its estimated useful life of 20 years. The purchase price was financed by the seller for $5,500 and borrowings under the Company's revolving line of credit.

     On February 27, 1998, the Company acquired the rights, titles and interest to certain product lines, production facilities, and assumed contracts or manufacturing for third parties from Warner-Lambert Company (the "Sterile Products Acquisition"). The purchase price, including assumed liabilities of $2,913, of

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

$127,913 was allocated to real estate and equipment based on fair values ($44,130 and $28,914, respectively) with the residual ($54,869) being allocated to intangibles and is being amortized over 5 to 40 years and 25 years, respectively. The purchase price was financed under the Company's new Credit Agreement (Note 9).

     The following unaudited pro forma summary presents the financial information as if the acquisitions, including the Sterile Products Acquisition, had occurred on January 1, 1996. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisitions been made on January 1, 1996, nor is it indicative of future results.


                                                         FOR THE YEAR        FOR THE YEAR
                                                             ENDED               ENDED
                                                       DECEMBER 31, 1996   DECEMBER 31, 1997
                                                       -----------------   -----------------
Net revenues.........................................      $141,527            $123,062
                                                           ========            ========
Net income...........................................      $ 18,351            $  6,214
                                                           ========            ========
Net income per common and common stock equivalent....      $   1.19            $   0.24
                                                           ========            ========


     Intangible assets at December 31 consist of the following:

                                                               1996     1997
                                                              ------   -------
Septra, Proloprim, Mantadil, Kemadrin.......................  $   --   $15,425
Cortisporin.................................................      --    23,694
Neosporin...................................................      --     5,876
Viroptic....................................................      --     5,229
Nucofed/Quibron.............................................   7,301     7,301
Polysporin..................................................      --     3,783
Other.......................................................   1,534     3,017
                                                              ------   -------
                                                               8,835    64,325
Less accumulated amortization...............................    (132)   (1,542)
                                                              ------   -------
                                                              $8,703   $62,783
                                                              ======   =======

     Amortization expense for the years ended December 31, 1995, 1996, and 1997 was $1,076, $129, and $1,410, respectively.

7. LEASE OBLIGATIONS

     The Company leases certain office and manufacturing equipment under noncancelable operating leases with terms from one to five years. Estimated future minimum lease payments, as of December 31, 1997 for leases with initial or remaining terms in excess of one year are as follows:

1998........................................................  $379
1999........................................................   369
2000........................................................   341
2001........................................................   285
2002........................................................   276

     Rent expense for the years ended December 31, 1995, 1996 and 1997 was approximately $111, $196, and $138, respectively.

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     Additionally, the Company leases office space in its building to tenants under agreements ranging from one to twenty years. Such leases are accounted for as operating leases. Rental income for the years ended December 31, 1995, 1996 and 1997 was approximately $87, $86 and $44, respectively. As of December 31, 1997 estimated future minimum rental payments to be received are as follows:

1998........................................................  $ 18
1999........................................................    18
2000........................................................    16
2001........................................................    16
2002........................................................    16
Thereafter..................................................  $184

     Capital lease obligations for certain equipment as of December 31, 1997 are as follows:

1998........................................................  $  404
1999........................................................     375
2000........................................................     387
2001........................................................     241
2002........................................................      31
                                                              ------
Total minimum lease payments................................   1,438
Less imputed interest.......................................     232
                                                              ------
Present value of minimum lease payments.....................   1,206
Less current maturities.....................................     302
                                                              ------
                                                              $  904
                                                              ======

8. ACCRUED EXPENSES

     Accrued expenses at December 31, consist of the following:

                                                               1996     1997
                                                              ------   ------
Payroll and outside personnel services......................  $  346   $  555
Returns and chargebacks.....................................     351    4,207
Accrued interest............................................     110      478
Franchise taxes.............................................      24      146
Incurred but not reported medical claims....................     108      314
Other.......................................................     322      803
                                                              ------   ------
                                                              $1,261   $6,503
                                                              ======   ======

9. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                               1996      1997
                                                              -------   -------
Senior Secured Revolving Credit Facility, paid in February
  1998 (see below)..........................................  $    --   $ 6,152
Senior Secured Term Loan, paid in February 1998 (see
  below)....................................................       --    40,000
Notes payable to former owners, due in equal annual
  installments of principal and interest (at a rate of 6%)
  of $1,226 through December 2003 (see below)...............    6,842     6,027
Note payable to pharmaceutical company, due in five annual
  installments of principal and interest (at a rate of 8%)
  of $1,378, paid in November 1997..........................    5,500        --

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               1996      1997
                                                              -------   -------
Note payable, due in semiannual installments of $588,
  through December 1998, plus monthly interest at 8%........    2,350     1,175
Note payable to a bank, due in monthly installments of $69
  through May 15, 1999 with interest at a rate of LIBOR plus
  1.75%, paid in November 1997..............................    2,014        --
Note payable to shareholder with quarterly interest payments
  (interest rate of 10%) through January 1, 1999 with
  remaining principal due April 1, 1999, collateralized by
  real estate of the Company................................       --     1,750
Various capital leases with interest rates ranging from 8.3%
  to 12.7% and maturing at various times through 2002.......    1,237     1,206
Other notes payable.........................................       68        63
                                                              -------   -------
                                                               18,011    56,373
          Less current portion..............................    4,031     8,084
                                                              -------   -------
                                                              $13,980   $48,289
                                                              =======   =======

     On November 26, 1997, the Company entered into a $12 million Senior Secured Revolving Credit Facility ("Revolver") and a $40 million Senior Secured Term Loan ("Term Loan"), collectively referred to as the "Financing". The Financing includes a five-year revolving line of credit and term loan with customary covenants and with a floating interest rate based on LIBOR, plus an applicable margin. The borrowings under the Revolver are limited to predetermined levels of trade accounts receivable and inventories. At December 31, 1997, $40,000 was outstanding under the term loan and $6,152 under the line of credit. The Financing is collateralized by all existing and after acquired tangible and intangible assets of the Company. The Company used this Financing to finance the November 14, 1997 acquisition and repay approximately $19.0 million of long-term debt which had been outstanding. The Financing was repaid in February 1998.


     On February 27, 1998, the Company entered into a $195.0 million credit agreement ("Credit Agreement"). The Company used the proceeds from the Credit Agreement to finance the Sterile Products Acquisition (Note 6), and repay the $40.0 million Term Loan and outstanding borrowings under the Revolver as of February 27, 1998. The Credit Agreement includes Tranche A Term Loans of $90.0 million with a maturity of December 31, 2003 with a floating interest rate of either LIBOR plus 2.75% or an alternative rate based on either prime or the fed funds rate plus 0.5%, plus an applicable margin of 1.75%, Tranche B Term Loans of $85.0 million with a maturity of December 31, 2005 with a floating interest rate of either LIBOR plus 3.25% or an alternative rate based on either prime or the fed funds rate plus 0.5%, plus an applicable margin of 2.25%; and Revolving Loans of $20.0 million with a maturity of February 27, 2004 with a floating interest rate based on either LIBOR plus 2.75% or an alternative rate based on either prime or the fed funds rate plus 0.5%, plus an applicable margin of 1.75%, selected at the discretion of the Company. In connection with this Credit Agreement debt issuance costs of $7.2 million were incurred and are being amortized over the term of the respective loans.


     As a result of the early retirement of borrowings under the Senior Secured Term loan and Senior Secured Revolver, debt issuance costs associated with this debt of $461($287 net of tax) has been included as an extraordinary item in the Consolidated Statement of Operations for the three months ended March 31, 1998.

     The Credit Agreement requires the Company to maintain certain maximum leverage and interest expense coverage ratios and minimum cash flow and net worth ratios beginning in the first quarter of 1998. The Credit Agreement is collateralized by all existing and acquired tangible and intangible assets of the Company.

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The notes payable to former owners are personally guaranteed by the Company's Chairman of the Board and CEO.

     During December 1995, a fixed rate term note payable of $17,500 to a pharmaceutical company was retired in advance of maturity due to the sale of the Anexsia product line. The gain associated with the retirement of the note amounted to $800 ($528 net of taxes) and was recorded as an extraordinary item in the Consolidated Statements of Operations.

     The aggregate maturities of long-term debt (including capital lease obligations at December 31, 1997 are as follows:

1998....................................  $ 8,084
1999....................................    8,401
2000....................................    6,693
2001....................................    6,749
2002....................................   24,386
Thereafter..............................    2,060
                                          -------
                                          $56,373
                                          =======

10. LINE OF CREDIT AND NOTES PAYABLE

     On April 30, 1996, the Company entered into a $3,500 revolving line of credit facility with a bank. This line of credit was extended and increased to $8,500 in September 1997. On November 26, 1997 this line of credit was paid off and the line cancelled. At December 31, 1996 there were no borrowings outstanding under this line of credit. Interest was payable monthly at a rate of LIBOR plus 1.75%. Borrowings under the agreement were limited to 85% of eligible accounts receivable and 60% of eligible inventory as defined in the agreement. Collateral consisted of accounts receivable, inventory, and certain intangible assets.

     The weighted average interest rate for this line of credit was 8.51% for the year ended December 31, 1997.

     During 1997, the Company entered into an agreement to fund deposits for machinery and equipment being developed for the Company. As of December 31, 1997, the Company had a demand note payable plus interest at prime plus 0.33% with $557 outstanding.

     During December 1997, the Company entered into an agreement to finance certain insurance costs with a note payable. The balance of the note payable at December 31, 1997 is $359. The note payable has an interest rate of 7.8% and is due September 1998.

11. FINANCIAL INSTRUMENTS

     The following disclosures of the estimated fair values of financial instruments are made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

     CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE -- The carrying amounts of these items are a reasonable estimate of their fair values.

     LONG-TERM DEBT, LINE OF CREDIT AND NOTE PAYABLE -- The carrying amounts of the Company's line of credit and note payable approximates fair value. The fair value of the Company's long-term debt including the current portion at December 31, 1996 and 1997 is estimated to be $17.6 million and

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

$56.0 million, respectively, using discounted cash flow analyses and based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

12. INCOME TAXES

     The net income tax expense (benefit) is summarized as follows:

                                                               1995    1996     1997
                                                              ------   -----   ------
Current.....................................................  $2,865   $(635)  $4,948
Deferred....................................................   2,193     528     (980)
                                                              ------   -----   ------
          Total (benefit) expense...........................  $5,058   $(107)  $3,968
                                                              ======   =====   ======

     A reconciliation of the difference between the federal statutory tax rate and the effective income tax rate as a percentage of income (loss) before income taxes and extraordinary item is as follows:

                                                              1995    1996     1997
                                                              ----    -----    ----
Federal statutory tax rate..................................  35.0%   (34.0)%  34.0%
State income taxes, net of federal benefit..................   3.3       --     3.0
Permanent differences.......................................  (1.3)     2.3      .4
Other.......................................................  (1.9)      .9      .3
                                                              ----    -----    ----
Effective tax rate..........................................  35.1%   (30.8)%  37.7%
                                                              ====    =====    ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liability at December 31 are as follows:

                                                               1996      1997
                                                              -------   -------
Allowance for doubtful accounts.............................  $    35   $   238
Uniform cost capitalization.................................       --       117
Accrued expenses............................................      225       528
State net operating loss carryforward.......................      261       413
Refunds and chargebacks.....................................       --     1,239
                                                              -------   -------
          Total deferred tax assets.........................      521     2,535
                                                              -------   -------
Property, plant and equipment...............................   (2,997)   (3,135)
Intangible assets...........................................       --    (1,226)
Miscellaneous...............................................     (495)     (165)
                                                              -------   -------
          Total deferred tax liabilities....................   (3,492)   (4,526)
                                                              -------   -------
          Net deferred tax liability........................  $(2,971)  $(1,991)
                                                              =======   =======

     The Company's state net operating loss carryforward of approximately $12.5 million expires at various times through 2012. Management has determined, based on both their ability to carryback earnings to prior years and existing deferred tax liabilities, it is more likely than not that the deferred tax assets will be realizable and no valuation allowance has been recorded.

13. BENEFIT PLANS

     The Company maintains a defined contribution employee benefit plan which covers all employees over 21 years of age. The plan allows for employees' salary deferrals, which are matched by the Company up to a specific amount under provisions of the plan. The plan also provides for discretionary profit-sharing contributions by the Company. Company contributions during the years ended December 31, 1995, 1996 and 1997 were $197, $278 and $307, respectively.

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     From January through October 1996, in connection with the Company's Employee Stock Purchase Plan adopted in January 1996, the Company offered 275,000 and sold 259,532 common shares to employees of the Company. The selling price was $3 per share. The Plan was terminated in October 1996.

14. COMMITMENTS AND CONTINGENCIES

     As of December 31, 1997 the Company has entered into a firm commitment to provide financing for capital expenditures under an operating lease of approximately $3,500 for machinery and equipment.

     Many distributors and marketers of anorexigenic drugs have been subject to claims relating to the use of these drugs, many of which purport to be class actions. The Company is a co-defendant only in the suits described below, but expects it will be named in additional lawsuits related to the Company's production of an anorexigenic drug under contract for SmithKline Beecham.

     The actions generally have been brought by individuals in their own right or on behalf of putative classes of persons who claim to have suffered injury or who claim that they may suffer injury in the future due to use of one or more anorexigenic drugs including phentermine. Plaintiffs' allegations of liability are based on various theories of recovery, including, but not limited to, product liability, strict liability, negligence, various breaches of warranty, conspiracy, fraud, misrepresentation and deceit. These lawsuits typically allege that the short and long-term use of certain anorexigenic drugs, independently or in combination (including the combination of fenfluramine and phentermine popularly known as "fen/phen"), causes, among other things, primary pulmonary hypertension, valvular heart disease and/or neurological dysfunction. In addition, some lawsuits allege emotional distress caused by the purported increased risk of injury in the future. Plaintiffs typically seek relief in the form of monetary damages (including economic losses, medical care and monitoring expenses, loss of earnings and earnings capacity, other compensatory damages and punitive damages), generally in unspecified amounts, on behalf of the individual or the class. In addition, some actions seeking class certification ask for certain types of purportedly equitable relief, including, but not limited to, declaratory judgments and the establishment of a research program or medical surveillance fund. On December 10, 1997, the federal Judicial Panel on Multidistrict Litigation issued an Order allowing for the transfer or potential transfer of the federal actions to the Eastern District of Pennsylvania for coordinated or consolidated pretrial proceedings.

     Except as described below, the Company has not been a party to litigation or other legal proceedings. The Company has been named in six lawsuits in connection with the Company's manufacture of phentermine, an anorexigenic, under contract for SmithKline Beecham and its use in combination with other drugs. In October 1997, the Company was named one of many co-defendants in a purported class action filed in the Superior Court of the State of Washington. The suit does not demand monetary damages but seeks court-supervised, defendant-funded, medical monitoring to detect the existence of cardiac valvular disease alleged to have arisen from the ingestion of the combination of drugs by residents of the State of Washington. In February 1998, the Company was named as a defendant in an action in Jefferson Circuit Court, Louisville, Kentucky and a suit in Circuit Court of Montgomery County, Alabama, both of which demand damages in an unspecified amount. In March 1998, the Company was named as a co-defendant in three additional actions. A suit in the Supreme Court of New York, County of Suffolk, demands compensatory damages of $30.0 million and punitive damages of $20.0 million. A suit in the Montana Eleventh Judicial District Court, Flathead County, demands an unspecified amount of general and special compensatory damages. A suit in the Superior Court of the State of California, County of Los Angeles, demands damages in an unspecified amount.

     While the Company cannot predict the outcome of these suits, the Company believes that the claims against it are without merit and intends to vigorously pursue all defenses available to it. The Company is being indemnified in all of these suits by SmithKline Beecham for which it manufactures the anorexigenic product, provided that neither the lawsuit nor the associated liabilities are based upon the independent negligence or

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)


intentional acts of the Company, and intends to submit a claim for all unreimbursed costs to its product liability insurance carrier. However, in the event that SmithKline Beecham is unable to satisfy or fulfill its obligations under the indemnity, the Company would have to defend the lawsuit and be responsible for damages, if any, which are awarded against it or for amounts in excess of the Company's product liability coverage. In the opinion of management, because the Company has requested indemnification, has product liability insurance and believes the claims against it are without merit, the Company does not believe these claims will materially affect the Company's operations, cash flows or financial position.


15. RELATED PARTY TRANSACTIONS

AFFILIATED COMPANY

     The Company owned a 6% interest in a privately held, affiliated pharmaceutical company. In 1996, the Company sold its investment for $2,052, resulting in a gain of $1,760. The Company's share of earnings in this affiliated company was not material and was included in other income in the consolidated statement of operations.

     In connection with the Company's initial acquisition in 1993, 10,000 shares of Preferred 8% Cumulative Stock were issued to the affiliated company for $100. The shares were redeemed by the Company at the issue price during 1995.

THE UNITED COMPANY

     In connection with its purchase of Cortisporin in 1997, the Company received $8,750 from The United Company for 3,047,355 common shares. The common share purchase agreement states that if the Company has not effected a public offering by April 1, 1999 or has not achieved certain forecasted results, The United Company can redeem the shares at an aggregate redemption price of $8,750 plus 10% interest per year from the date of the issuance of the shares or an equivalent amount of convertible debt.

OTHER

     Certain management and employees of the Company sit on the board of directors of a private foundation. The Company made contributions to this foundation and expensed approximately $417, $245 and $994 for the years ended December 31, 1995, 1996 and 1997, respectively. At December 31, 1996 and 1997, the Company had receivables from this foundation of approximately $677 and $1,671, respectively, for expenses paid by the Company on their behalf. The receivables are collateralized by common shares of the Company held by the foundation and are included in shareholders' equity.

     On October 1, 1997 the Company appointed a new member to its Board of Directors. During the years ended December 31, 1996 and 1997, the Company paid $92 and $651, respectively to this director's Company for assistance in raising capital for the Cortisporin product line acquisition. The Company paid $62 to this director's Company for consulting services during the years ended December 31, 1997. In addition, in connection with the Credit Agreement entered into on February 27, 1998 (Note 9), approximately $1,950 was paid to this director's Company for assisting in obtaining the financing.

     In 1996, the Company issued 699,711 common shares which were financed by notes of approximately $2,100 receivable from shareholders and members of management. At December 31, 1996, the Company had notes receivable outstanding of $2,093. As of August 5, 1997 these notes were paid in full.

     In October 1996, the Company issued 1,386,230 common shares to shareholders and members of management of which 699,711 common shares were financed by notes receivable of approximately $2,100. At December 31, 1996, the Company had notes receivable outstanding of $2,093. As of August 5, 1997 these notes were paid in full.

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The Company paid a certain shareholder $180 and $160 for consulting fees during the years ended December 31, 1995 and 1996, respectively.

     During 1995, the Company paid $70 of director fees to the members of its Board of Directors. No payments were made in 1996 and 1997.

     In December 1994, a shareholder of the Company contributed $800 of cash in exchange for 40,000 shares of Series B Preferred Stock. The Series B Preferred Stock was converted into 400,000 common shares during 1995.

16. STOCKHOLDERS' EQUITY

     Stock Dividend: The Company paid a 15% stock dividend on all common shares issued and outstanding as of November 1, 1996. Common shares of 906,883 were distributed. The dividend was charged to retained earnings in the amount of $2,585, which was based on a recent common share purchase price of $3 per share. The weighted average shares and all per share amounts included in the accompanying consolidated financial statements and notes are based on the increased number of shares giving retroactive effect to the stock dividend.

     Stock Split: On November 15, 1997 the shareholders approved a stock split of 2.8 common shares for each share of the Company's common shares outstanding. The stock split has been reflected in the average shares outstanding, shares outstanding and income (loss) per share amounts in the balance sheets, statements of operations and changes in shareholders' equity.

     Stock Option Plans: The 1997 Incentive and Nonqualified Stock Option Plan for Employees (the "1997 Stock Option Plan") was adopted in December 1997. In February 1998, the Company adopted the 1998 Non-employee Director Stock Option Plan (the "1998 Stock Option Plan"). The aggregate number of shares which may be issued under the 1997 Stock Option Plan and the 1998 Stock Option Plan shall not exceed 3,200,000 and 300,000, respectively. Under both plans, the option exercise price and the period of exercisability will be determined by the Stock Option Committee of the Board of Directors on an individual grant basis. Stock options granted expire 10 years from the grant date.

     The Company granted 215,150 options and 5,000 options under the 1997 Stock Option Plan in February and April 1998, respectively. The exercise price per share of the options shall be the offering price per share of the Company's common stock upon the effectiveness of its Registration Statement on Form S-1 and the options will be exercisable as to the following percentages of the options on the following anniversaries of the grant date; 25% after six months, 50% after twelve months and 100% after twenty-four months.

     In addition, the Company granted 50,000 options under the 1998 Stock Option Plan, subject to approval by the shareholders at the next annual meeting. The exercise price per share of the option shall be the initial public offering price per share of the Company's common stock under the effectiveness of its Registration Statement on Form S-1 and the options will be 100% exercisable subject to approval of the shareholders.

     The Company plans to account for stock option grants under the intrinsic method, which does not result in compensation expense when the option price is equal to the fair value of the shares at the date of grant.

     Other 1997 Equity Transactions: On November 14, 1997 the Company's shareholders approved:

     - A new class of preferred shares, with preference terms and rights to be determined by the Board of Directors.

     - An amendment to the Company's Articles of Incorporation to increase the number of authorized common shares from 10 million shares of no par value to 150 million shares of no par value.

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     - A dividend of one preferred share purchase right (a "Right") for each common share outstanding. Such rights entitle the registered holder under certain circumstances to purchase from the Company one-thousandth of a share of a newly created series of the Company's preferred shares, at a price of $60 per one-thousandth share of Preferred Stock, subject to adjustment.

     - The Company has filed a Registration Statement with the Securities and Exchange Commission for an initial public offering (the "Offering") of 4,000,000 common shares. The Company's offering is expected to close in June 1998.

17. INCOME (LOSS) PER SHARE

     In 1997, the Company adopted SFAS No. 128, "Earnings Per Share". The basic and diluted income (loss) per share was determined as follows:

                                                     1995          1996          1997
                                                  -----------   -----------   -----------
Basic income (loss) per share
  Income (loss) before extraordinary item.......  $     9,334   $      (240)  $     6,612
  Less: Preferred share dividends...............           (8)           --            --
                                                  -----------   -----------   -----------
  Income (loss) available to common
     shareholders...............................  $     9,326   $      (240)  $     6,612
  Weighted average common shares................   13,201,118    15,440,465    26,270,103
                                                  -----------   -----------   -----------
  Basic income (loss) per share before
     extraordinary item.........................  $      0.71   $     (0.02)  $      0.25
                                                  ===========   ===========   ===========
Shares:
  Weighted average common shares................   13,201,118    15,440,465    26,270,103
  Effect of preferred conversion................      966,000            --            --
                                                  -----------   -----------   -----------
  Weighted average common shares plus assumed
     conversions................................   14,167,118    15,440,465    26,270,103
                                                  -----------   -----------   -----------
  Diluted income (loss) per share before
     extraordinary item.........................  $      0.66   $     (0.02)  $      0.25
                                                  ===========   ===========   ===========

18. EVENTS SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT
    (UNAUDITED)

     The interim consolidated financial data with respect to March 31, 1997 and 1998 have been prepared without audit; however, in the opinion of management, all adjustments (which are normal and recurring) necessary to prevent fairly the consolidated financial position at March 31, 1998 and the results of operations and cash flow for the three months ended March 31, 1998 and 1997, have been made. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results of operations for a full year. Interim financial data conforms to the requirements of Article X of Regulation S-X and, therefore, does not include all the disclosure normally required under generally accepted accounting principles.

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     Property, plant and equipment consists of the following at March 31, 1998:

Land........................................................  $ 3,949
Buildings and improvements..................................   54,064
Machinery and equipment.....................................   29,933
Equipment under capital lease...............................    1,573
Construction in progress....................................    4,356
                                                              -------
                                                               93,875
Less accumulated depreciation...............................   (3,718)
                                                              -------
                                                              $90,157
                                                              =======

     Inventory consists of the following at March 31, 1998:

Finished goods..............................................  $16,130
Work-in-process.............................................    9,375
Raw materials...............................................    4,461
                                                              -------
                                                              $29,966
                                                              =======

     Intangible assets consists of the following at March 31, 1998:

Septra, Proloprim, Mantadil, Kemadrin.......................  $ 15,425
Cortisporin.................................................    23,694
Sterile Products............................................    54,869
Neosporin...................................................     5,876
Viroptic....................................................     5,229
Nucofed/Quibron.............................................     7,301
Polysporin..................................................     3,783
Other.......................................................     3,017
                                                              --------
                                                               119,194
Less accumulated amortization...............................    (2,375)
                                                              --------
                                                              $116,819
                                                              ========


     Accrued expenses at March 31, 1998 consist of the following:



Payroll related and outside personnel.......................  $ 2,103
Returns, chargebacks and other claims.......................    5,333
Accrued interest............................................    1,442
Franchise taxes.............................................      186
Incurred but not reported medical claims....................      314
Other.......................................................    1,073
                                                              -------
                                                              $10,451
                                                              =======

                           KING PHARMACEUTICALS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The following unaudited pro forma summary presents the financial information as if the acquisitions, including the Sterile Products Acquisition, had occurred on January 1, 1997. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisition been made on January 1, 1997, nor is it indicative of future results.


                                                            FOR THE THREE    FOR THE THREE
                                                             MONTHS ENDED     MONTHS ENDED
                                                            MARCH 31, 1997   MARCH 31, 1998
                                                            --------------   --------------
                                                                      (UNAUDITED)
Net revenues..............................................     $31,217          $35,821
                                                               =======          =======
Net income................................................     $   806          $ 6,247
                                                               =======          =======
Net income per common and common stock equivalent.........     $  0.04          $  0.20
                                                               =======          =======


     Long-term debt consisted of the following at March 31, 1998:


Tranche A Term Loans........................................  $ 90,000
Tranche B Term Loans........................................    84,788
Line of credit..............................................    10,000
Notes payable to former owners..............................     6,027
Notes payable...............................................     1,175
Note payable to shareholders................................     1,750
Various capital leases......................................     1,134
Other notes payable.........................................        51
                                                              --------
                                                               194,925
Less current portion........................................     7,719
                                                              --------
                                                              $187,206
                                                              ========



     The Company has entered into an interest rate swap through March 2001 with a notional principal amount of $50 million whereby the Company pays a fixed rate of 5.52% and receives a variable rate amount equivalent to a three-month LIBOR. The Company entered into the swap agreement to hedge against interest rate risk associated with the variable rate Tranche A and Tranche B term loans.



     In April 1998, the private foundation (Note 15) repaid approximately $571 of its receivables to the Company.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Glaxo Wellcome, Inc. and King Pharmaceuticals, Inc.:

     We have audited the accompanying Statement of Product Contribution for the Cortisporin Product Line of Glaxo Wellcome Inc. ("Glaxo Wellcome") for the years ended December 31, 1995 and 1996. The Statement of Product Contribution is the responsibility of Glaxo Wellcome management. Our responsibility is to express an opinion on this special purpose statement based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Product Contribution is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Product Contribution. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Product Contribution. We believe that our audit provides a reasonable basis for our opinion.

     The operations covered by the Statement of Product Contribution referred to above have no separate legal status or existence. The accompanying statement was prepared as described in Note 1 to present the Cortisporin Product Line and is not intended to be a complete presentation of the Cortisporin Product Line. Accordingly, the resulting statement is not necessarily indicative of the costs and expenses that would have resulted if the Cortisporin Product Lines had been operated as a separate entity.

     In our opinion, the statement referred to above presents fairly, in all material respects, the Statement of Product Contribution for the Cortisporin Product Line for the years ended December 31, 1995 and 1996 in conformity with generally accepted accounting principles.

                                             /s/ COOPERS & LYBRAND L.L.P.

Greensboro, North Carolina
October 20, 1997

                            CORTISPORIN PRODUCT LINE

                       STATEMENT OF PRODUCT CONTRIBUTION
                                    (NOTE 1)
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
           AND FOR THE PERIOD JANUARY 1, 1997 THROUGH MARCH 20, 1997
                                 (IN THOUSANDS)

                                                               YEARS ENDED
                                                               DECEMBER 31,       JANUARY 1, 1997
                                                            ------------------        THROUGH
                                                             1995       1996      MARCH 20, 1997
                                                            -------    -------    ---------------
                                                                                    (UNAUDITED)
Net sales.................................................  $14,083    $11,562        $3,342
                                                            -------    -------        ------
Cost of sales.............................................    2,376      1,445           430
Selling, general and administrative.......................      930        631           188
Distribution..............................................       80         48            10
                                                            -------    -------        ------
          Total costs and expenses........................    3,386      2,124           628
                                                            -------    -------        ------
Product contribution......................................  $10,697    $ 9,438        $2,714
                                                            =======    =======        ======

                 The accompanying notes are an integral part of
                     the Statement of Product Contribution

                            CORTISPORIN PRODUCT LINE

                        NOTES TO THE FINANCIAL STATEMENT

1. OWNERSHIP/BASIS OF PRESENTATION

     The Cortisporin Product Line includes all rights, title and interest of seven products within the United States. Effective March 21, 1997 Glaxo Wellcome Inc. ("Glaxo Wellcome") sold the rights, title and interest of this Product Line to Monarch Pharmaceuticals, Inc. ("Monarch"), a subsidiary of King Pharmaceuticals Inc. Glaxo Wellcome continued to manufacture these products until July 1997, at which point the facility was sold and Monarch was able to negotiate an agreement with the buyer for which Monarch is charged an agreed upon contractual amount.

     Historically, financial statements were not prepared for the Cortisporin Product Lines. These statements have been developed from the historical accounting records of Glaxo Wellcome. All of estimates in the financial statements, as described in Note 2, are based on the assumptions that Glaxo Wellcome management believes are reasonable. However, these estimates are not necessarily indicative of the net sales and costs that would have resulted if the Cortisporin Product Line had been operated as a separate entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INCOME RECOGNITION

     Sales and related cost of sales are included in income when goods are shipped to the customer.

NET SALES

     Net sales include the sales price, net of allowances specifically identified by product, less an allocation of Glaxo Wellcome's returns and chargebacks and other miscellaneous sales adjustments based on sales of the Cortisporin Product Line to total sales of Glaxo Wellcome.

COST OF SALES

     Elements in cost of sales include raw materials, direct labor and plant overhead. Certain of these costs are specifically identifiable to specific brands, and the remaining costs are allocated based on sales for business relative to total sales for Glaxo Wellcome.

     Inventory from period to period was determined using the first-in, first-out (FIFO) method of valuation.

     Depreciation of plant facilities is computed using the straight-line method based on estimated useful lives ranging from 5 to 40 years.

DISTRIBUTION

     Distribution costs principally include freight and warehousing charges and are allocated based on a percentage of gross sales. Such percentage is determined by dividing total Glaxo Wellcome distribution costs by total Glaxo Wellcome gross sales.

SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative costs include expenses for administrative services, such as finance, human resources, legal, information systems and other corporate affairs. Such costs are allocated based on a percentage of gross sales. Such percentage is determined by dividing total Glaxo Wellcome general and administrative costs by total Glaxo Wellcome gross sales. Although Glaxo Wellcome incurred direct selling, marketing and advertising costs, no such costs were allocated to the Cortisporin Product Line because Glaxo Wellcome did not support the Cortisporin Product Line during the periods presented.

                            CORTISPORIN PRODUCT LINE

3. SIGNIFICANT CUSTOMER

     The Cortisporin Product Line had net sales to two customers representing approximately 13% and 10% of net sales for the period January 1, 1997 to March 20, 1997. The Cortisporin Product Line had net sales to four customers representing approximately 18%, 16%, 11% and 10% of net sales for the year ended December 31, 1996. The Cortisporin Product Line had net sales to three customers representing approximately 22%, 20% and 14% of net sales for the year ended December 31, 1995.

4. ESTIMATES

     The preparation of the financial statement of Product Contribution in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts of gross profit for the years ended December 31, 1995 and 1996 and for the period January 1, 1997 through March 20, 1997. Actual results could differ from those estimates.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Glaxo Wellcome, Inc. and King Pharmaceuticals, Inc.

     We have audited the accompanying Combined Statement of Product Contribution for the Neosporin, Polysporin, Septra, Proloprim, Mantadil and Kemadrin Product Lines (the "Product Lines") of Glaxo Wellcome, Inc. ("Glaxo Wellcome") for the years ended December 31, 1995 and 1996. The Combined Statement of Product Contribution is the responsibility of Glaxo Wellcome management. Our responsibility is to express an opinion on this special purpose statement based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Statement of Product Contribution is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Combined Statement of Product Contribution. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Combined Statement of Product Contribution. We believe that our audit provides a reasonable basis for our opinion.

     The operations covered by the Combined Statement of Product Contribution referred to above have no separate legal status or existence. The accompanying statement was prepared as described in Note 1 to present the Product Lines and is not intended to be a complete presentation of the Product Lines. Accordingly, the resulting statement is not necessarily indicative of the costs and expenses that would have resulted if the Product Lines had been operated as a separate entity.

     In our opinion, the statement referred to above presents fairly, in all material respects, the Combined Statement of Product Contribution for the Product Lines for the years ended December 31, 1995 and 1996 in conformity with generally accepted accounting principles.

                                          /s/ COOPERS & LYBRAND L.L.P.

Greensboro, North Carolina
November 17, 1997

              NEOSPORIN, POLYSPORIN, SEPTRA, PROLOPRIM, MANTADIL,
                           AND KEMADRIN PRODUCT LINES

                   COMBINED STATEMENT OF PRODUCT CONTRIBUTION
                                    (NOTE 1)
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
          AND FOR THE PERIOD JANUARY 1, 1997 THROUGH NOVEMBER 13, 1997
                                 (IN THOUSANDS)

                                                                YEARS ENDED           PERIOD
                                                               DECEMBER 31,       JANUARY 1, 1997
                                                             -----------------        THROUGH
                                                              1995      1996     NOVEMBER 13, 1997
                                                             -------   -------   -----------------
                                                                                    (UNAUDITED)
Net sales..................................................  $18,562   $12,440        $11,171
                                                             -------   -------        -------
Cost of sales..............................................    3,665     2,030          4,058
Selling, general and administrative........................    1,334       848            494
Distribution...............................................      115        64             45
                                                             -------   -------        -------
          Total costs and expenses.........................    5,114     2,942          4,597
                                                             -------   -------        -------
Product contribution.......................................  $13,448   $ 9,498        $ 6,574
                                                             =======   =======        =======

The accompanying notes are an integral part of the Combined Statement of Product
                                  Contribution

              NEOSPORIN, POLYSPORIN, SEPTRA, PROLOPRIM, MANTADIL,
                           AND KEMADRIN PRODUCT LINES

                   NOTES TO THE COMBINED FINANCIAL STATEMENT

1. OWNERSHIP/BASIS OF PRESENTATION

     The Neosporin, Polysporin, Septra, Proloprim, Mantadil and Kemadrin Product Lines (the "Product Lines") include all rights, title and interest of six product lines within the United States. Effective November 14, 1997 Glaxo Wellcome, Inc. ("Glaxo Wellcome") sold the rights, title and interest of these Product Lines to Monarch Pharmaceuticals, Inc. ("Monarch"), a subsidiary of King Pharmaceuticals, Inc. Glaxo Wellcome has agreed to continue its current manufacturing agreement with an outside company until December 31, 1998 or until current orders expire and charge Monarch for the manufacturing.

     Historically, financial statements were not prepared for the Product Lines. This statement has been developed from the historical accounting records of Glaxo Wellcome. All of the estimates in the combined financial statement, as described in Note 2, are based on the assumptions that Glaxo Wellcome management believes are reasonable. However, these estimates are not necessarily indicative of the net sales and costs that would have resulted if the Product Lines had been operated as a separate entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Income Recognition -- Sales and related cost of sales are included in income when goods are shipped to the customer.

     Net Sales -- Net sales include the sales price, net of allowances specifically identified by product, less an allocation of Glaxo Wellcome's returns and chargebacks and other miscellaneous sales adjustments are based on sales of the Product Lines to total sales of Glaxo Wellcome.

     Cost of Sales -- Elements in cost of sales include raw materials, direct labor and plant overhead. Certain of these costs are specifically identifiable to specific brands, and the remaining costs are allocated based on sales of the Product Lines to total sales of Glaxo Wellcome.

     Inventory from period to period was determined using the first-in, first-out (FIFO) method of valuation.

     Depreciation of plant facilities is computed using the straight-line method based on estimated useful lives ranging from 5 to 40 years.

     Distribution -- Distribution costs principally include freight and warehousing charges and are allocated based on a percentage of gross sales. Such percentage is determined by dividing total Glaxo Wellcome distribution costs by total Glaxo Wellcome gross sales.

     Selling, General and Administrative -- Selling, general and administrative costs include expenses for administrative services, such as finance, human resources, legal, information systems and other corporate affairs. Such costs are allocated based on a percentage of gross sales. Such percentage is determined by dividing total Glaxo Wellcome general and administrative costs by total Glaxo Wellcome gross sales. Although Glaxo Wellcome incurred direct selling, marketing and advertising costs, no such costs were allocated to the Product Lines because Glaxo Wellcome did not support these products during the periods presented.

3. SIGNIFICANT CUSTOMER

     Net sales to four customers represented approximately 17%, 13%, 12% and 11% for the nine months ended September 30, 1997. Net sales to four customers represented approximately 18%, 16%, 12% and 11% of net sales for the year ended December 31, 1996. Net sales to three customers represented approximately 21%, 17% and 12% of net sales for the year ended December 31, 1995.

              NEOSPORIN, POLYSPORIN, SEPTRA, PROLOPRIM, MANTADIL,
                          AND KEMADRIN PRODUCTS LINES

            NOTES TO THE COMBINED FINANCIAL STATEMENT -- (CONTINUED)

4. ESTIMATES

     The preparation of the combined financial statement of Gross Profit in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of gross profit for the years ended December 31, 1995 and 1996 and for the period January 1, 1997 through November 13, 1997. Actual results could differ from those estimates.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                    ON SPECIAL PURPOSE FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of Warner-Lambert Company

     We have audited the accompanying Statement of Fixed Assets of Warner-Lambert Company's Sterile Products Operations ("Sterile Products Operations") as of December 31, 1997 and 1996 and the Statement of Brand Contribution of Sterile Products Operations for each of the three years in the period ended December 31, 1997. These statements are the responsibility of Warner-Lambert Company management. Our responsibility is to express an opinion on these statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Fixed Assets and Statement of Brand Contribution are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Fixed Assets and Statement of Brand Contribution. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Fixed Assets and Statement of Brand Contribution. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying Statement of Fixed Assets and Statement of Brand Contribution reflect certain assets and brand contribution attributable to the Sterile Products Operations of Warner-Lambert Company as described in Note 1 and are not intended to be a complete presentation of the assets or revenues and expenses of Warner-Lambert Company's Sterile Products Operations.

     In our opinion, the Statements referred to above present fairly, in all material respects, the fixed assets at December 31, 1997 and 1996 and brand contribution for each of the three years in the period ended December 31, 1997 of Sterile Products Operations, in conformity with generally accepted accounting principles.

     As explained in Note 1 to the financial statements, on February 27, 1998, Warner-Lambert Company signed the Product Asset Purchase Agreement and the Asset Purchase Agreement to sell Sterile Products Operations to King Pharmaceutical, Inc.

                                          /s/ Price Waterhouse LLP

Morristown, New Jersey
March 27, 1998

              WARNER-LAMBERT COMPANY'S STERILE PRODUCTS OPERATIONS

                           STATEMENT OF FIXED ASSETS
                                 (IN THOUSANDS)

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1996            1997
                                                              ------------    -------------
Buildings (including land of $8)............................    $38,158          $42,303
Machinery, furniture and fixtures...........................     43,274           53,361
Construction in progress....................................     15,606            2,731
                                                                -------          -------
                                                                 97,038           98,395
Less accumulated depreciation...............................    (46,118)         (48,639)
                                                                -------          -------
Property, plant and equipment, net..........................    $50,920          $49,756
                                                                =======          =======

   The accompanying notes are an integral part of these financial statements.

              WARNER-LAMBERT COMPANY'S STERILE PRODUCTS OPERATIONS

                        STATEMENT OF BRAND CONTRIBUTION
                                 (IN THOUSANDS)

                                                                        YEARS ENDED
                                                                        DECEMBER 31,
                                                               ------------------------------
                                                                 1995       1996       1997
                                                               --------   --------   --------
Gross sales.................................................   $120,554   $120,351   $ 85,929
Sales deductions............................................     30,765     29,658     27,612
                                                               --------   --------   --------
Net sales...................................................     89,789     90,693     58,317
Cost of goods sold..........................................     55,861     54,564     46,793
                                                               --------   --------   --------
Gross profit................................................     33,928     36,129     11,524
Voluntary severance.........................................         --         --      2,152
Selling, general and administrative.........................      5,362      5,664      3,624
Distribution................................................      3,170      3,147      1,761
                                                               --------   --------   --------
Brand contribution..........................................   $ 25,396   $ 27,318   $  3,987
                                                               ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

              WARNER-LAMBERT COMPANY'S STERILE PRODUCTS OPERATIONS

                  NOTES TO FINANCIAL STATEMENTS (IN THOUSANDS)

NOTE 1 -- DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     Warner-Lambert Company's Sterile Products Operations ("Sterile Products") manufactures, sells and distributes certain sterile and oral pharmaceutical products in the U.S., primarily to large national wholesalers and retailers. Sterile Products includes all rights, title and interest in the U.S. to 15 branded product lines, a manufacturing facility in Rochester, Michigan and contracts for manufacturing for third parties. The 15 branded product lines in Sterile Products, as defined in the Product Asset Purchase Agreement discussed below, are Ketalar, Aplisol, Chloromycetin, Coly-Mycin-S Otic, Coly-Mycin-M Parenteral, Adrenalin, Vira-A, Pitocin, Pitressin, Histoplasmin, Fluogen, Anusol-HC, Procan SR, Procanbid and Humatin.

     Historically, financial statements were not prepared for Sterile Products. These special purpose statements have been developed from the historical accounting records of Warner-Lambert Company (W-L). These statements may not necessarily reflect the property, plant and equipment balances and net sales and related costs that would have resulted had Sterile Products operated as an independent entity for the periods presented.

     On February 27, 1998, W-L signed a Product Asset Purchase Agreement and the Asset Purchase Agreement, which together, sell to King Pharmaceuticals, Inc. the rights, title and interest of the products in Sterile Products, the manufacturing facility in Rochester, Michigan, and the contracts for manufacturing for third parties.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     Revenue is recognized upon shipment of product to the customer except in limited instances where Sterile Products contract manufactures for third parties and bills the customer upon completion of finished goods while awaiting shipping instructions from the customer. Sterile Products warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances.

  Sales Deductions

     Sales deductions are estimated and recognized at the time the applicable sale is recognized. These deductions are comprised of sales returns and allowances, customer rebates and cash discounts as follows:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                            ---------------------------
                                                             1995      1996      1997
                                                            -------   -------   -------
Sales returns and allowances..............................  $14,141   $12,602   $ 9,869
Customer rebates..........................................   14,775    15,345    16,437
Cash discounts............................................    1,849     1,711     1,306
                                                            -------   -------   -------
Total sales deductions....................................  $30,765   $29,658   $27,612
                                                            =======   =======   =======

  Cost of Goods Sold

     Elements in cost of goods sold include raw materials, direct labor and plant overhead.

     Inventory from period to period is determined principally on the first-in, first-out basis.

  Selling, General and Administrative Costs

     Selling, general and administrative costs include expenses for administrative services, such as credit and collections, risk management, human resources, information systems and accounting services and are allocated based on a percentage of net sales. Such percentage is determined by dividing total W-L general and

              WARNER-LAMBERT COMPANY'S STERILE PRODUCTS OPERATIONS administrative costs by total W-L net sales. Although W-L incurs direct selling, advertising and promotion costs, none of these costs are allocated to Sterile Products because W-L did not support these products during the years ended December 31, 1997, 1996 or 1995.

  Distribution Costs

     Distribution costs principally include freight charges and are allocated based on a percentage of net sales. Such percentage is determined by dividing total W-L distribution costs by total W-L net sales.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of revenues and expenses. Sterile Products' actual results in subsequent periods may differ from the estimates and assumptions used in the preparation of the accompanying financial statements.

  Property, Plant and Equipment

     Property, plant and equipment are recorded at cost, less accumulated depreciation. The cost of maintenance, repairs, minor renewals and betterments and minor equipment items is charged to income, the cost of major renewals and betterments is capitalized. Depreciation is calculated on the straight-line method over the estimated useful lives of the following classes of assets:

Buildings and improvements................................  10 to 40 years
Machinery, furniture and fixtures.........................   5 to 15 years

     Depreciation expense totaled $4,034, $3,714 and $3,500 for the years ended December 31, 1997, 1996 and 1995, respectively. Because Sterile Products does not have borrowings and there is no allocation of W-L debt to Sterile Products' operations, no interest costs have been capitalized by Sterile Products with respect to construction in progress.

NOTE 3 -- SIGNIFICANT CONCENTRATIONS

  Purchases

     All purchases are based on competitive bidding and there are a number of alternative suppliers. Purchases from three suppliers accounted for approximately 60% of inventory purchases for each of the periods presented.

  Significant Products

     For the year ended December 31, 1997 Procanbid, Anusol-HC and Coly-Mycin-M Parenteral accounted for approximately 17%, 17% and 11% of gross sales, respectively. For the year ended December 31, 1996, Anusol-HC and Fluogen accounted for 16% and 19% of gross sales, respectively. For the year ended December 31, 1995, Anusol-HC, Fluogen and Procan SR accounted for 17%, 19% and 12% of gross sales, respectively.

     In 1997, due to issues regarding shelf life potency, management decided not to sell Fluogen, which as noted above, had significant gross sales in 1996 and 1995. As a result of this decision, cost of goods sold in 1997 included $7,115 of unabsorbed overhead and $4,044 of obsolete inventory.

              WARNER-LAMBERT COMPANY'S STERILE PRODUCTS OPERATIONS

  Significant Customers

     Sterile Products operates in one industry segment (the manufacture and distribution of sterile pharmaceutical products) and sells products primarily to pharmaceutical wholesalers. Sterile Products had sales to four customers each representing approximately 19%, 17%, 16% and 13% of gross sales for the year ended December 31, 1997. Sterile Products had significant gross sales in 1996 and 1995 to two of these four customers. Sales to these two customers represented approximately 12% and 11% of gross sales in 1996 and approximately 11% of gross sales each in 1995.

NOTE 4 -- VOLUNTARY SEVERANCE PROGRAM

     In April 1997, Sterile Products offered voluntary severance to its employees to reduce headcount. Based on the number of employees electing the severance, Sterile Products recorded a charge of $2,152.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following Pro Forma Financial Statements of Operations for the year ended December 31, 1997 and for the three months ended March 31, 1998 have been prepared to give effect to the recent acquisitions of the Company which include,
(i) the Proctocort product line on January 22, 1997, (ii) the Viroptic product line on May 15, 1997, (iii) the Cortisporin Product Line on March 21, 1997 and
(iv) the Glaxo Acquisition on November 14, 1997 and (v) the Sterile Products Acquisition on February 28, 1998 (collectively, "the Acquisitions"), in all cases, as if these acquisitions had occurred on January 1, 1997.

     The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable in the circumstances. Pro forma adjustments are applied to the historical financial statements of the Company and the Acquisitions. The Acquisitions were accounted for under the purchase method of accounting. The Company's allocation of purchase price was based upon the estimated fair value of assets acquired and liabilities assumed in accordance with Accounting Principles Board Opinion No. 16.

     The Pro Forma Consolidated Financial Statements should be read in conjunction with the Company's historical Consolidated Financial Statements and related Notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and other financial information included elsewhere in this Prospectus. The Pro Forma Consolidated Financial Statements and related notes are provided for information purposes only and do not purport to be indicative of the results which would have actually been obtained had the Acquisitions been completed on the dates indicated or which may be expected to occur in the future.

                           KING PHARMACEUTICALS, INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                         CORTISPORIN       GLAXO
                                         ACQUISITION    ACQUISITION      OTHER RECENT
                                             FROM           FROM         ACQUISITIONS          STERILE
                          THE COMPANY     JANUARY 1,     JANUARY 1,          FROM             PRODUCTS
                            FOR THE          1997           1997          JANUARY 1,       ACQUISITION FOR
                           YEAR ENDED      THROUGH        THROUGH            1997          THE YEAR ENDED
                          DECEMBER 31,    MARCH 20,     NOVEMBER 13,   THROUGH THE DATE     DECEMBER 31,      PRO FORMA
                              1997           1997           1997        OF ACQUISITION          1997         ADJUSTMENTS
                          ------------   ------------   ------------   -----------------   ---------------   -----------
INCOME STATEMENT DATA:
Total revenues, net.....   $   47,909       $3,342        $11,171           $2,323             $58,317        $     --
                           ----------       ------        -------           ------             -------        --------
Cost of sales...........       13,034          430          4,058              232              46,793(1)       (4,034)(6)
Selling, general and
  administrative........       19,123          198            539              150               7,537            (402)(2)
Depreciation and
  amortization..........        2,395           --             --               --                  --           7,409(3)
                           ----------       ------        -------           ------             -------        --------
Total costs and
  expenses..............       34,552          628          4,597              382              54,330           2,973
                           ----------       ------        -------           ------             -------        --------
Operating income........       13,357        2,714          6,574            1,941               3,987          (2,973)
Interest expense........       (2,749)          --             --               --                  --         (12,906)(4)
Other income, net.......          (28)          --             --               --                  --              --
                           ----------       ------        -------           ------             -------        --------
Income before income
  taxes.................       10,580        2,714          6,574            1,941               3,987         (15,879)
Income tax expense......        3,968           --             --               --                  --            (265)(5)
                           ----------       ------        -------           ------             -------        --------
Net income..............   $    6,612       $2,714        $ 6,574           $1,941             $ 3,987        $(15,614)
                           ==========       ======        =======           ======             =======        ========
Basic and diluted net
  income per common
  share.................   $     0.25
                           ==========
Weighted average number
  of common shares......   26,270,103
                           ==========


                                         AS ADJUSTED
                                             FOR
                          PRO FORMA    THE OFFERING(7)
                          ----------   ---------------
INCOME STATEMENT DATA:
Total revenues, net.....  $  123,062     $  123,062
                          ----------     ----------
Cost of sales...........      60,513         60,513
Selling, general and
  administrative........      27,145         27,145
Depreciation and
  amortization..........       9,804          9,804
                          ----------     ----------
Total costs and
  expenses..............      97,462         97,462
                          ----------     ----------
Operating income........      25,600         25,600
Interest expense........     (15,655)       (11,484)
Other income, net.......         (28)           (28)
                          ----------     ----------
Income before income
  taxes.................       9,917         14,088
Income tax expense......       3,703          5,371
                          ----------     ----------
Net income..............  $    6,214     $    8,717
                          ==========     ==========
Basic and diluted net
  income per common
  share.................  $     0.24     $     0.29
                          ==========     ==========
Weighted average number
  of common shares......  26,270,103     30,270,103
                          ==========     ==========


            See Notes to Pro Forma Consolidated Financial Statements

                           KING PHARMACEUTICALS, INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                      STERILE
                                                     PRODUCTS
                                 THE COMPANY        ACQUISITION
                                FOR THE THREE     FROM JANUARY 1,
                                 MONTHS ENDED      1998 THROUGH       PRO FORMA                  AS ADJUSTED FOR
                                MARCH 31, 1998   FEBRUARY 27, 1998   ADJUSTMENTS    PRO FORMA    THE OFFERING(7)
                                --------------   -----------------   -----------   -----------   ---------------
INCOME STATEMENT DATA:
Total revenues, net...........    $   24,977          $10,844          $    --     $   35,821      $   35,821
                                  ----------          -------          -------     ----------      ----------
Cost of sales.................         7,364            5,314(1)          (831)(6)     11,847          11,847
Selling, general and
  administrative..............         6,832            1,001               73(2)       7,906           7,906
Depreciation and
  amortization................         1,091               --            1,046(3)       2,137           2,137
                                  ----------          -------          -------     ----------      ----------
          Total costs and
            expenses..........        15,287            6,315              288         21,890          21,890
Operating income..............         9,690            4,529             (288)        13,931          13,931
OTHER (EXPENSES) INCOME:
Interest expense..............        (2,703)              --           (1,792)(4)     (4,495)         (3,800)
Other income, net.............            24               --               --             24              24
                                  ----------          -------          -------     ----------      ----------
Income before income taxes and
  extraordinary item..........         7,011            4,529           (2,080)         9,460          10,155
Income tax expense............         2,650               --              980(5)       3,630           3,908
                                  ----------          -------          -------     ----------      ----------
Income before extraordinary
  item........................         4,361            4,529           (3,060)         5,830           6,247
Extraordinary item............          (286)              --               --           (286)             --(8)
                                  ----------          -------          -------     ----------      ----------
          Net income..........    $    4,075          $ 4,529          $(3,060)    $    5,544      $    6,247
                                  ==========          =======          =======     ==========      ==========
          Basic and diluted
            net income per
            common share......    $     0.15                                       $     0.20      $     0.20
                                  ==========                                       ==========      ==========
Weighted average number of
  common shares...............    28,000,000                                       28,000,000      32,000,000
                                  ==========                                       ==========      ==========


           See Notes to Pro Forma Consolidated Financial Statements.

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


     (1) The products that the Company acquired from Warner-Lambert are branded prescription pharmaceutical products consisting primarily of biological products used to elicit immune responses and anti-infective products. Three of these products accounted for 45% of the total sales of the Warner-Lambert Products in 1997, and one product, Fluogen, had gross sales of $23.0 million and $22.3 million in 1995 and 1996, respectively, but was not sold in 1997 or during the three months ended March 31, 1998. Fluogen was subject to a voluntary recall due to shelf life potency concerns in 1996. Subsequent testing has established Fluogen's shelf life potency and the Company intends to market Fluogen in 1998. As a result of Fluogen being discontinued, cost of goods sold in 1997 included approximately $7.1 million of unabsorbed overhead and approximately $4.3 million of obsolete inventory. If these costs were excluded from cost of sales in 1997, pro forma earnings per share would have been $0.49. In addition, because the potency issue related to this product has been resolved the Company intends to market the product in 1998; however, these pro formas do not reflect any revenues from the expected sales in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations,"
"Business -- Strategy" and "Business -- Products and Product Development."



     (2) The Company believes its existing infrastructure at March 31, 1998 is adequate to support the Company's operations including all the Acquisitions consummated as of that date. Therefore, based on actual selling, general and administrative expenses being incurred, the Company calculated the total selling, general and administrative costs that would have been required had the acquisitions been consummated as of January 1, 1997 and compared this to the amount reflected in the historical financial statements of the Company and the Acquisitions. The differences between the amount required and the actual amount in the historical financial statements of $1.8 million, offset by the elimination of a voluntary severance charge of $2.2 million from the Sterile Products Acquisition for the year ended December 31, 1997 and $0.1 million for the three months ended March 31, 1998 were reflected as a pro forma adjustment. This pro forma adjustment represents the incremental cost due principally to the establishment of a sales force, distribution systems, and information systems to support the Acquisitions offset in part by the elimination of the duplicate general and administrative costs that result when the individual historical financial statements are combined.


     (3) Includes amortization of intangible assets over 10 to 25 years for the Other Acquisitions, 25 years for the Glaxo and Sterile Products Acquisitions, and depreciation of fixed assets from the Sterile Products Acquisition over periods of 5 to 40 years.

     (4) Assumes the additional interest costs on approximately $175.6 million of additional indebtedness, incurred in connection with the Cortisporin Acquisition ($14.0 million), the Glaxo Wellcome Acquisition ($23.0 million), the Sterile Products Acquisition ($125.0 million) and approximately $13.6 million of additional indebtedness incurred related to the Other Acquisitions at interest rates ranging from 7.25% to 10.0%. The Company has recognized interest based on committed rates received in the open market.

     (5) Adjustment to reflect a 40% effective tax rate applied to the incremental pro forma income before income taxes. A reconciliation of the statutory tax rate to the assumed pro forma tax rate is provided below:

Federal statutory rate......................................  35.0%
State taxes, net of federal benefit.........................   4.0
Other.......................................................   1.0
                                                              ----
                                                              40.0%
                                                              ====

     (6) Reflects the reclassification of depreciation expense from the Sterile Products Acquisition to be consistent with the presentation of the Company's financial statements.

     (7) Reflects the sale of 4,000,000 shares of common stock at the assumed initial public offering price of $18.00 per share and the application of the estimated net proceeds of such sale (after deducting the underwriting discounts and estimated offering expenses payable by the Company).

     (8) Reflects the elimination of an extraordinary loss of $286,000 for the three months ended March 31, 1998 in 1996.

------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER, OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Cautionary Statement Regarding
  Forward-Looking Statements..........   19
Use of Proceeds.......................   20
Dividend Policy.......................   20
Capitalization........................   21
Dilution..............................   21
Selected Consolidated Financial
  Data................................   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   25
Business..............................   34
Management............................   48
Certain Transactions..................   55
Principal and Selling Shareholders....   56
Description of Capital Stock..........   58
Shares Eligible for Future Sale.......   62
Certain United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................   63
Notice to Canadian Residents..........   66
Underwriting..........................   67
Legal Matters.........................   69
Experts...............................   69
Additional Information................   69
Index to Financial Statements.........  F-1


                               ------------------

  UNTIL             , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

                                      KING
                                PHARMACEUTICALS,
                                      INC.

                                     [LOGO]

                                6,580,000 Shares
                                  Common Stock
                                 (no par value)

                                   PROSPECTUS
                           CREDIT SUISSE FIRST BOSTON

                               HAMBRECHT & QUIST

------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee........................................  $   58,501
NASD Filing Fee.............................................      18,440
Nasdaq National Market Listing Fee..........................       1,000
Transfer Agent's Fee........................................      15,000
Blue Sky Fees and Expenses..................................      10,000
Printing and Engraving......................................     375,000
Accounting Fees and Expenses................................     325,000
Legal Fees and Expenses.....................................     250,000
Advisor Fees................................................     654,000
Miscellaneous...............................................     618,059
                                                              ----------
          Total.............................................  $2,325,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Tennessee Code Annotated Sections 48-18-501 through 48-18-509 authorize a corporation to provide for the indemnification of officers, directors, employees and agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The Company has adopted the provisions of the Tennessee statute pursuant to Paragraph 9 of its Amended and Restated Charter. Also, the Company will have upon consummation of the offering a "Directors' and Officers' Liability Insurance Policy" which provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following information reflects sales by the Company of unregistered securities within the past three years. Share amounts and designations have been adjusted for the stock split effected October 1997. The issuance by the Company of the securities sold in the transactions referenced below were not registered under the Securities Act of 1933, pursuant to the exemption contemplated in
Section 4(2) thereof, for transactions not involving a public offering. The consideration paid to the Company in respect of each issuance was cash, unless otherwise indicated.

     In November 1994, an aggregate of 7,448,000 shares of the Company's Common Stock was issued to Randall J. Kirk, Jefferson J. Gregory, C.B.B., L.L.C., A. Willard Lester, John M. Gregory and Joseph R. Gregory in exchange for 76,000 shares of General Injectables and Vaccines, Inc. These securities were issued pursuant to the exemption available under Section 4(2) of the Securities Act of 1933 (the "1933 Act").

     In October 1995, an aggregate of approximately 1.1 million shares of the Company's Common Stock was issued to John M. Gregory in exchange for 40,000 shares of the Company's Preferred Stock originally purchased for $800,000.00. These securities were issued pursuant to the exemption available under Section 4(2) of the 1933 Act.

     From January through October 1996, an aggregate of approximately 727,000 shares of the Company's Common Stock was issued to approximately 200 employees of the Company under the Company's Employee Stock Purchase Plan. All such shares were issued for $1.07 cash per share. These securities were issued pursuant to the exemption available under Section 4(2) of the 1933 Act.

     In December 1996, the Company issued an additional approximately 2,500,000 shares of its Common Stock pursuant to a 15.0% stock dividend. These securities were issued pursuant to the exemption available under Section 4(2) of the 1933 Act.

     In October 1996, certain members of management and other existing shareholders purchased approximately 3.9 million shares of the Company's Common Stock for a purchase price of $1.07 per share. These securities were issued pursuant to the exemption available under Section 4(2) of the 1933 Act.

     In March 1997, 8,532,594 shares of the Company's Common Stock were issued to The United Company in exchange for $8,750,000 in cash ($1.03 per share). These securities were issued pursuant to the exemption available under Section 4(2) of the 1933 Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

 EXHIBIT
 NUMBER                                  DESCRIPTION
---------                                -----------
  1.1        --  Form of Underwriting Agreement.
  3.1        --  Amended and Restated Charter of King Pharmaceuticals, Inc.
  3.1(a)     --  Second Amended and Restated Charter of King Pharmaceuticals,
                 Inc.
  3.2        --  Bylaws of King Pharmaceuticals, Inc., as amended.
  3.2(a)     --  Amended and Restated Bylaws of King Pharmaceuticals, Inc.
  4.1        --  Specimen Common Stock Certificate.
  4.2        --  Form of Rights Agreement by and between King
                 Pharmaceuticals, Inc. and Union Planters National Bank.
  5.1        --  Opinion of Baker, Donelson, Bearman & Caldwell, P.C.
 10.1        --  Promissory Note between RSR Acquisition Corporation
                 (predecessor to King Pharmaceuticals, Inc.) and RSR
                 Laboratories, Inc., dated December 28, 1993, in the amount of $3,500,000.
 10.2        --  Promissory Note between King Pharmaceuticals, Inc., and
                 General Injectables and Vaccines, Inc., dated October 6,
                 1994, in the amount of $4,700,000.
 10.3        --  Loan Agreement between King Pharmaceuticals, Inc., and First
                 Tennessee Bank National Association, dated April 30, 1996;
                 associated Master Note in the amount of $3,500,000;
                 associated Promissory Note in the amount of $2,500,000.
 10.4        --  Promissory Note between Monarch Pharmaceuticals, Inc. and
                 Roberts Laboratories, Inc., dated October 2, 1996, in the
                 amount of $5,500,000.
 10.5        --  Loan Agreement by and among Monarch Pharmaceuticals, Inc.,
                 King Pharmaceuticals, Inc., and First Tennessee Bank
                 National Association, dated January 21, 1997; associated
                 Promissory Note in the amount of $1,750,000.
 10.6        --  Loan Agreement by and among Monarch Pharmaceuticals, Inc.,
                 King Pharmaceuticals, Inc., and First Tennessee Bank
                 National Association, dated January 29, 1997; associated
                 Promissory Note in the amount of $1,750,000.
 10.7        --  Promissory Note between King Pharmaceuticals, Inc., and
                 Signet Bank in the amount of $1,500,000, dated March 19,
                 1997.
 10.8        --  Promissory Note between King Pharmaceuticals, Inc., and The
                 United Company, dated March 17, 1997, in the amount of
                 $1,750,000.
 10.9        --  Loan Agreement by and among Monarch Pharmaceuticals, Inc.,
                 King Pharmaceuticals, Inc., and First Tennessee Bank
                 National Association, dated March 20, 1997; associated
                 Promissory Note in the amount of $5,000,000.
 10.10       --  Loan and Security Agreement by and between King
                 Pharmaceuticals, Inc. and First American National Bank,
                 dated August 21; associated Revolving Credit Note in the
                 principal amount of$2,975,000; and associated Term
                 Promissory Note in the principal amount of $1,025,000.

 EXHIBIT
 NUMBER                                  DESCRIPTION
---------                                -----------
 10.11       --  Loan Agreement by and among King Pharmaceuticals, Inc.,
                 Monarch Pharmaceuticals, Inc., and First Tennessee Bank
                 National Association, dated September 10, 1997; associated
                 Promissory Note in the amount of $8,500,000.
 10.12       --  Asset Purchase Agreement by and among King Pharmaceuticals,
                 Inc., King Pharmaceuticals of Nevada, Inc. and Mallinckrodt
                 Chemical, Inc. for the disposition of the Anexsia Product
                 Line, dated December 13, 1995.
 10.12(a)    --  Toll Manufacturing Agreement for APAP/Hydrocodone Bitartrate
                 Tablets by and between Mallinckrodt Chemical, Inc. and King
                 Pharmaceuticals, Inc.
 10.13       --  Agreement between King Pharmaceuticals, Inc. and Ernest C.
                 Bourne dated July 30, 1997.
 10.14       --  1997 Incentive and Nonqualified Stock Option Plan for
                 Employees of King Pharmaceuticals, Inc.
 10.15       --  $52,000,000 Credit Agreement among King Pharmaceuticals,
                 Inc. and General Electric Capital Corporation, as Agent, for
                 certain Lenders dated November 26, 1997.
 10.16       --  Agreement for Purchase and Sale of Assets Relating to
                 Cortisporin by and between Glaxo Wellcome Inc. and Monarch
                 Pharmaceuticals, Inc. dated March 21, 1997.
 10.17       --  Agreement for Purchase and Sale of Assets Relating to
                 Neosporin and Polysporin by and between Glaxo Wellcome Inc.
                 and Monarch Pharmaceuticals, Inc. dated November 14, 1997.
 10.18       --  Agreement for Purchase and Sale of Assets Relating to
                 Septra, Proloprim, Mantadil and Kemadrin by and between
                 Glaxo Wellcome Inc. and Monarch Pharmaceuticals, Inc. dated
                 November 14, 1997.
 10.19       --  Manufacture and Supply Agreement with Novartis (Ciba-Geigy
                 Corporation) dated July 17, 1995.
 10.20       --  Manufacture and Supply Agreement with Roberts Laboratories,
                 Inc. dated October 5, 1995.
 10.21       --  Supply Agreement with SmithKline Beecham Corporation dated
                 July 16, 1996.
 10.22       --  Letter of Intent with Warner-Lambert Company dated October
                 31, 1997.
 10.23       --  Trademark, Patent, Copyright and Know-How License Agreement
                 between Warner-Lambert Company and Glaxo Wellcome Inc. dated as of June 30, 1996.
 10.24       --  [Intentionally Omitted].
 10.25       --  Asset Purchase Agreement by and among Parkedale
                 Pharmaceuticals, Inc., Warner-Lambert Company, and Parke,
                 Davis & Company, dated February 27, 1998, for the
                 acquisition of assets related to the Parkedale Facility,
                 Rochester, Michigan.
 10.26       --  Product Asset Purchase Agreement between Parkedale
                 Pharmaceuticals, Inc. and Warner-Lambert Company, dated
                 February 27, 1998, for the acquisition of Anusol-HC(R) and other products.
 10.27       --  1998 King Pharmaceuticals, Inc. Non-Employee Director Stock
                 Option Plan.
 10.28       --  Credit Agreement by and among King Pharmaceuticals, Inc.,
                 Credit Suisse First Boston, and Wachovia Bank, N.A., dated
                 February 27, 1998, in the amount of $175,000,000, plus
                 associated Revolving Loans of $20,000,000, maximum.
 10.29       --  [Intentionally Omitted].
 10.30       --  Product Manufacturing Agreement between Santen Incorporated and Warner-Lambert Company, dated June 26, 1997, for the
                 manufacture of Ofloxacin Otic Solution 0.3%.
 10.31       --  License Agreement by and among Warner-Lambert Company, Parke
                 Davis & Company, and Parkedale Pharmaceuticals, Inc., dated
                 February 27, 1998, for use of the Anusol Trademark, the
                 Anusol Mold, and Other Trademarks.
 10.32       --  Distribution and Supply Agreement between Warner-Lambert
                 Company and Fujisawa Pharmaceutical Company, dated December
                 4, 1989, for the distribution and supply of Elase, Elase
                 Ointment, and Elase-Chloromycetin Ointment.
 10.33       --  Processing Services Agreement between Amgen, Inc. and
                 Parke-Davis Division of Warner-Lambert Company, dated
                 December 16, 1997, for the processing of Leptin, Epogen(R),
                 Neupogen(R), Stemgen(R), and other products.

 EXHIBIT
 NUMBER                                  DESCRIPTION
---------                                -----------
 11.1        --  Statement regarding Computation of Per Share Earnings.
 21.1        --  Subsidiaries of the Registrant.
 23.1        --  Consent of Baker, Donelson, Bearman & Caldwell, P.C.
                 (included as Exhibit 5.1).
*23.2        --  Consent of Coopers & Lybrand L.L.P.
*23.3        --  Consent of Price Waterhouse LLP.
 24.1        --  Powers of Attorney (included on the signature page of this
                 Registration Statement).
 27.1        --  Financial Data Schedule (for SEC use only).
 27.2        --  Financial Data Schedule (for SEC use only).


---------------

* Filed herewith.

  (b) Financial Statement Schedules -- Not applicable

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant for expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

     (i) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (ii) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (iii) It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 7 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bristol, State of Tennessee on May 20, 1998.


                                          KING PHARMACEUTICALS, INC.

                                          By:      /s/ JOHN M. GREGORY
                                            ------------------------------------
                                                      John M. Gregory
                                                 Chairman of the Board and
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 7 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                 /s/ JOHN M. GREGORY                   Chairman of the Board and Chief    May 20, 1998
-----------------------------------------------------    Executive Officer
                   John M. Gregory

                /s/ BRIAN G. SHRADER                   Chief Financial Officer            May 20, 1998
-----------------------------------------------------
                  Brian G. Shrader

                          *                            Director                           May 20, 1998
-----------------------------------------------------
                  Joseph R. Gregory

                          *                            Director                           May 20, 1998
-----------------------------------------------------
                Jefferson J. Gregory

                          *                            Director                           May 20, 1998
-----------------------------------------------------
                  Ernest C. Bourne

                          *                            Director                           May 20, 1998
-----------------------------------------------------
                   Lois A. Clarke

                          *                            Director                           May 20, 1998
-----------------------------------------------------
                   D. Greg Rooker

                          *                            Director                           May 20, 1998
-----------------------------------------------------
                     Ted G. Wood

                          *                            Director                           May 20, 1998
-----------------------------------------------------
               Frank W. DeFriece, Jr.

                * /s/ JOHN M. GREGORY
 ---------------------------------------------------
                   John M. Gregory
                 As Attorney-in-Fact